CLINUVEL PHARMACEUTICALS LTD

A.B.N. 88 089 644 119

1.	**Reporting period:**	**1 July 2025 to 30 June 2026.**		
	Previous corresponding period:	1 July 2024 to 30 June 2025.		

2.	**Results for announcement to the market.**	**Percentage change to 2026**		**Amount** (A$)
	2.1 Revenues from ordinary activities.	**Decreased 1%**	**To**	**94,024,398**
	2.2 Profit from ordinary activities before tax attributable to members.	**Decreased 8%**	**To**	**47,659,765**
	2.3 Net profit for the period attributable to members.	**Decreased 6%**	**To**	**33,916,819**

2.4 A fully franked final dividend of $0.05 per ordinary share has been declared.

2.5 Record date for determining entitlements for the final dividend: 04 September 2026.

2.6 The CLINUVEL PHARMACEUTICALS LTD audited Annual Report for the year ended 30 June 2026 accompanies this announcement.

Additional Appendix 4E disclosure requirements, including the Operating and Financial Review for an explanation of the figures reported above, are in the Directors' Report of the attached Annual Report. Where applicable, the Annual Report includes information per items 3 to 14 below:

3. Refer to the Attachment to Appendix 4E for the Statement of Profit or Loss and Other Comprehensive Income together with notes to the statement.

4. Refer to the Attachment to Appendix 4E for the Statement of Financial Position together with notes to the statement.

5. Refer to the Attachment to Appendix 4E for the Statement of Cash Flows together with notes to the statement.

6. Refer to the Attachment to Appendix 4E for the Statement of Changes in Equity together with notes to the statement.

7. The Directors have declared a fully franked final dividend of $0.05 per ordinary share to be paid on 18 September 2026.

8. No dividend reinvestment plan.

9. Net Tangible Assets per Security for Year Ended

30 June 2026: $5.35

Net Tangible Assets per Security for Year Ended

30 June 2025: $4.77

10. The control of entities which had control gained or lost: N/A

11. N/A

12. No other significant information.

13. Foreign entities: Australian Accounting Standards used.

CLINUVEL, INC. (USA), CLINUVEL (UK) LTD (UK), CLINUVEL AG (Switzerland), CLINUVEL SINGAPORE PTE LTD (Singapore), VALLAURIX PTE LTD (Singapore), CLINUVEL EUROPE LIMITED (Ireland), VALLAURIX MC SARL (Monaco)

14. COMMENTARY OF RESULTS:

Commentary in respect of the financial results is provided in the Operating Review and Financial Review of the attached Annual Report.

ANNUAL REPORT 2026



CLINUVEL

PHARMACEUTICALS LTD


"There are no great limits to growth
because there are no limits of human
intelligence, imagination, and wonder"
Ronald Reagan
40th U.S. President



CONTENTS

Welcome

North America is critical to CLINUVEL's future. The U.S. is a highly developed economy with a large population that maintains strong demand for a range of medical therapies. This underpins the world's largest pharmaceutical market. We anticipate that North American demand for CLINUVEL's products will be relatively high compared to other regions of the world.

Since April 2020, CLINUVEL has built a business in the U.S. based on the distribution of SCENESSE® for adult patients with erythropoietic protoporphyria (EPP) which accounted for over 40% of annual global revenues in FY2026. The U.S. team has grown to facilitate distribution and clinical programs into new indications - such as vitiligo - and has built active working relationships with a range of stakeholders, including suppliers, patients and physicians, investors, analysts, and bankers.

Vitiligo patients are seeking the first systemic treatment for their condition which SCENESSE® offers with adjunct narrowband UVB phototherapy. A Phase III clinical program is underway with U.S. patients forming the majority of study participants. The prospect of treating patients of darker skin types in the U.S. has the potential to transform the Company's financial profile and this underlies the focus on the U.S.



The outlook is for North America to propel the Company's future growth and performance. We plan to increase our presence in the U.S. by expanding the team and the network of Specialty Centers to support treatment of EPP and vitiligo patients, striving to build self-manufacturing capability, relocating our headquarters and, pending ongoing review, a full listing on the Nasdaq Stock Market.



Miss



ion

Delivering innovative solutions for unmet patient and healthcare needs


V



ision

The CLINUVEL Group works to translate scientific concepts and breakthroughs into commercial products to prevent or treat acute and chronic medical conditions where no alternatives exist.

We are determined in our desire to excel in scientific research and development, building on our global expertise to deliver longitudinal care and novel products for patients and consumers.

The CLINUVEL Group puts its People and Environment as central to the Group's working practice. CLINUVEL focuses its research and development on healthcare problems not yet addressed, aiming to deliver innovative medical and healthcare solutions.

Values

The CLINUVEL Group pledges to adhere to a principal set of values which reflect how we operate and interact with each other while expanding our business.

People & Environment
We work for those who have no alternatives: patients, physicians, and individuals at-risk. We are selective with whom we work, and invest time in the talent we employ. We aspire to create an environment where professionals are able to develop and grow. We aim to present skilled talent with early opportunities, responsibilities, and accountability as part of training the next generation. We strive to build international teams and operate on the basis of gender and ethnic equality. We wish to set an example of excellence in our industry.

Approach
We aim to be innovative in our approach and find solutions for unique, complex and previously neglected healthcare problems. We are determined to remain leaders in our fields of expertise and be creative and diligent in our endeavours. We admit errors, recognise our shortfalls, evaluate, analyse and learn to implement new findings. In improving ourselves we strive to enhance the lives and quality of life of those we serve. We aim not to become complacent and recognise that success can only come from the identification and mastering of obstacles. Our staff embrace optimism and retain focus.

Technology
We create, develop, advance, and offer pharmaceutical and healthcare products which are driven by medical need, consumer demand, and a lack of available solutions. Our technologies aim to add value beyond existing offerings. We acknowledge that new technologies require regulatory environments to be primed and markets to be prepared for achieving widespread acceptance and adoption.





Knowledge Building & Sharing

Our expertise spans the fields of optical physics, the interaction of light and human biology, and the potential of melanocortin drugs in acute care and life-threatening conditions. We specialise in skin and brain disorders. We are proficient in our understanding of acute, rare, and complex disorders. We advance our ideas and concepts and translate them into effective and practical solutions. We aim to grow our know-how continuously and establish a learned community. Collaboratively we seek to excel in a multifaceted field to arrive at scientific breakthroughs.

Respect & Appreciation

We are conscious of the privilege to be productive during our professional lives. We appreciate the significance of being able to function in good health and we value this gift every day. We aim to be sincere in our approach and represent data and facts. We act respectfully and do not harm others. We value our colleagues and co-workers and cherish diversity, equality, respect and harmony. We are passionate towards our objectives and share empathy and compassion for all those we work to serve.

North American EXPA



N S I O N



Significance of North America to CLINUVEL's Strategy

CLINUVEL's overriding objective is to scale up its unique expertise in melanocortins to treat health conditions that affect the skin, brain and nervous system and extend their use in the general population. We have made positive progress to date to build our presence in North America and plan to continue to diversify and increase the scale of our activities with specific focus on the United States (U.S.) and Canada.

The attraction of North America to CLINUVEL to fulfil this objective is:
* the size of the pharmaceutical market based on a highly developed economy with a substantial population and strong demand for targeted therapies; and
* the size and depth of the U.S. capital market, with specific expertise in life sciences.

Based on different sources, the NYSE and Nasdaq seem to compete for first position, but it is unequivocal that the U.S. is the largest equity market in the world. The Nasdaq is the recognised home of the tech, biotech and innovation sectors and this is relevant to CLINUVEL as a dynamic biopharmaceutical company. Being listed on one of the world's largest stock exchanges confers prestige and access to investors interested in innovative, high growth companies.

The U.S. Pharmaceutical Market

Estimates of the size of the U.S. pharmaceutical market range from US$634.3 billion to US$792.5 billion in 2024, depending on the differing methodology and scope of studies undertaken. Forecast CAGRs into the early 2030s range from 5.72% to 8.16% p.a. According to *Fortune Business Insights* (May 2026) the U.S. pharmaceutical market was valued at US$792.5 billion in 2024 and was projected to grow from US$847.5 billion in 2025 to US$1,467.9 billion by 2032.

CAGR *forecast* 5.72% to 8.16% p.a.


$792.5b
2024
$847.5b
2025
$1,467.9b
2032



The U.S. Capital Market

There are over 50 major stock exchanges in the world with total market capitalisation estimated at US$163.4 trillion. The U.S. is home to the world's two largest equity markets – the Nasdaq Stock Market (Nasdaq) and the New York Stock Exchange (NYSE) – whilst the Australian Securities Exchange (ASX) ranks as the world's 16th largest (by total market capitalisation).


1. Nasdaq
US$35.0 trillion
2. NYSE
US$31.0 trillion
3. Shanghai Stock Exchange
US$10.2 trillion
4. Euronext
US$8.7 trillion
5. Japan Exchange Group
US$7.6 trillion
16. Australian Securities Exchange
US$1.97 trillion

Source: Top 10 Largest Stock Exchanges in the World by Market Cap 2026 | EBC Finanncial Group (Aug 2025) and other sources.. Based on different sources, the NYSE and Nasdaq seem to compete for first position, but it is unequivocal that the U.S. is the largest equity market in the world. The Nasdaq is the recognised home of the tech, biotech and innovation sectors and this is relevant to CLINUVEL as a dynamic biopharmaceutical company. Being listed on one of the world's largest stock exchanges confers prestige and access to investors interested in innovative, high growth companies.

Scaling CLINUVEL's activities in North America

1 Erythropoietic protoporphyria (EPP)

Distribution of SCENESSE®

The foundation of CLINUVEL's business in North America is the treatment of erythropoietic protoporphyria (EPP) patients. Commercial distribution of SCENESSE® for adult EPP patients commenced in the U.S.A. in April 2020, following approval for marketing authorisation by the U.S. Food and Drug Administration (FDA) in October 2019. Treatment of Canadian patients commenced in May 2023 under a special access program. After validating CLINUVEL's submission in December 2024, Health Canada completed its assessment and granted a Notice of Compliance in July 2026 to authorise CLINUVEL to market SCENESSE® in Canada and treat adult EPP patients.



Specialty Center Network

CLINUVEL has adapted and tailored the direct distribution approach established in Europe to meet the North American landscape. Whilst the number of centres in Europe is concentrated on a country-by-country basis, 134 Specialty Centers are trained and accredited in North America. An extensive network of specialty centers has been built across the U.S. to treat EPP patients due to the role and disparate geographic location of dermatologists in patient treatment. From a start-up position at the beginning of 2020, the number of U.S. centers has progressively increased to 129 as of 30 June 2026 and is targeted to increase to 190 by 30 June 2027. In Canada, five centres are trained and accredited to cater for patient demand.

To round out the dimensions of EPP treatment, over 100 insurers in the U.S. – private and public – reimburse the cost of treatment of EPP patients, mainly through Prior Authorization, using unique codes for the drug and physician's treatment to smooth the reimbursement process. Canadian patients treated under the special access arrangement are also covered by insurers and new patients are expected to seek reimbursement from their private insurers or through provincial reimbursement programs.

Team Complement

The U.S. based team has expanded threefold as activities in the U.S increased since April 2020. Based in Palo Alto, California, under the leadership of Dr Linda Teng, Director of North American Operations, the U.S. team co-ordinates EPP activities and vitiligo clinical studies. The team consists of clinical specialists, relationship executives focused on patients, doctors, and insurers, plus personnel in the accounting, legal, and investor relations professions. This team is expected to grow further to support the ongoing expansion of CLINUVEL's business in North America. From 1 January 2027, CLINUVEL's headquarters will be based in the U.S.

2 Vitiligo

Prevalence and Focus on Fitzpatrick Skin Types IV-VI

Vitiligo is a condition with auto-immune components which affects around 1% of the world's population, causing visible loss of pigmentation of the skin. The impact of vitiligo is most severe in patients with darker skin complexion, specifically those with Fitzpatrick skin types IV, V and VI. SCENESSE® – with adjunct narrowband ultraviolet-B (NB-UVB) phototherapy – is currently being evaluated by CLINUVEL in a Phase III clinical program as a systemic therapy for skin repigmentation. There is currently one systemic treatment (JAK inhibitor, immune suppressor) approved in the United Arab Emirates and under review in Europe and the U.S.A. for vitiligo affecting >10% of body surface area. We believe treating this condition without suppressing the immune system will have large advantages.



Clinical Studies

U.S. clinics and patients are playing a key role in the vitiligo clinical program. The first Phase III clinical study (CUV105) completed recruitment (n=210) in May 2025, treatment in December 2025, and a follow-up period in June 2026. Study data is undergoing analysis with the announcement of topline results planned in December 2026. We are working towards the final design of CUV107 (n=300), to commence in November 2026. Two Phase III studies are considered necessary to provide a compelling dossier to the regulatory authorities, principally the European Medicine Agency (EMA) and the FDA, to consider an extension to the approved label of SCENESSE® to treat vitiligo.

Physicians have released twelve case reports of CUV105 patients who have received afamelanotide with adjunct NB-UVB therapy, CLINUVEL made the images of patients available having obtained patients' consent. The visual results are compelling, and the feedback from patients and physicians is very positive.

CASE STUDY 08

Day 0
Baseline



Day 224
7 afamelanotide implants
40 NB-UVB treatments



CASE STUDY 09

Day 0
Baseline



Day 140
7 implants
39 NB-UVB treatments



Day 0 | Baseline



Day 140 | 7 implants | 39 NB-UVB treatments



U.S. Penetration

The network of Specialty Centers in the U.S. has been established with the future treatment of vitiligo patients in mind. This network is scalable at low cost. CLINUVEL's presence at the American Academy of Dermatology (AAD) Annual Meetings in Orlando in March 2025 and Denver in Colorado in March 2026 generated a pipeline of over 100 new dermatologists interested in joining this network to treat vitiligo patients. CLINUVEL aims to expand this network to 190 Centers by 30 June 2027, which is considered sufficient to support the initial commercial plans in vitiligo.

Based on data sources and a range of assumptions, CLINUVEL has provided an indicative model of the commercial roll out for vitiligo in the U.S.A., with projected revenues of US$490–570 million in the first two years of distribution.

These revenues would transform the financial profile of the Company.


Global market 2027
US$4.5b
1% Incidence
3,295,000
25% Eligible
823,750*
40% (0.5% BSA, 0.2% H/N)
329,500
20% Seeking treatment
65,900
Addressable market
US$490–570m
9% Penetration Yr 1–2†
5,931

*Total vitiligo population FST IV-V-VI. †7–8 doses afamelanotide pp for >90% repigmentation 47,448

3 Initiatives to add scale

The development of the ACTH formulation NEURACTHEL® continues as a key priority with an objective to obtain U.S. regulatory approval to distribute it as a generic drug for conditions of the central nervous system. Liquid peptide formulations are being developed to provide flexibility of treatment of a range of indications.

The distribution of PhotoCosmetic products to Protect, Preserve, and Bronze the skin of health-conscious users in the general population may add to the scale of CLINUVEL's business in the U.S. As an affluent consumer market, there seems to be high demand for these healthcare solutions to enhance skin longevity.


ACTH
afamelanotide
CUV9900

4 Manufacturing

SCENESSE® is manufactured in the U.S. by a long-term contract manufacturer. The objective is to secure, within three years, an alternative manufacturing source for SCENESSE® production. CLINUVEL's long-term expertise in peptides and polymers forms the basis to build its self-manufacturing capability across its product range in the U.S.A.


SCENESSE® 16 mg
1 implant



Raising Awareness

CLINUVEL has actively worked to raise awareness of its story and investment proposition in North America over many years. As a matter of fact, a deliberate program was followed to make the Company visible among U.S. life science investors many years ahead of the uplist of the Company's American Depositary Receipts to the Nasdaq (refer below) to obtain feedback about the competitiveness and attractiveness of the equity story. In addition to company-wide communications on developments and key results, investor relations personnel and senior executives have actively participated in and presented to investor conferences and undertaken roadshows and meetings on key results. The number of conferences attended, and roadshows conducted increased during the past year. The most recent roadshow was led by Managing Director, Dr Philippe Wolgen in June 2026 in New York (which encompassed a presentation to the Jefferies Healthcare Conference) and San Francisco. A series of meetings was held in each location with multiple funds interested in CLINUVEL.

The Communications, Branding, and Marketing Division has facilitated corporate presentations, supporting roadshows, briefing events, and conferences involving a range of stakeholders. The Division has also driven coverage of CLINUVEL in prominent media publications and used social media to extend the Company's reach to a wide audience.

Amongst the many events held in recent events, of note are:

* the non-deal investor meetings in New York and San Francisco in June 2026;
* presentation to and meetings at the Jefferies Healthcare Conference in New York in June 2026, and prior years;
* presentation to and meetings at the Stifel Healthcare Conference in November 2025 and the BTIG Biotech Conference in July 2025;
* attendance and meetings at the JP Morgan Healthcare Conference, January 2026, 2025, and 2024;
* presentation to or attendance at several H.C. Wainwright conferences in recent years, holding multiple meetings with investors;
* the Pavilion of Photomedicine at recent American Academy of Dermatology Annual Meetings (Miami, March 2025 and Denver, March 2026) which attracted up to 20,000 attendees. CLINUVEL introduced its pioneering research and future ambitions to physicians, clinicians, academics and industry representatives. Visitors to the CLINUVEL Pavilion learned first-hand about the Company and its expertise in photomedicine. They also heard from people living with vitiligo about the impact of the disease and the potential of CLINUVEL's systemic repigmentation therapy. The increased awareness of the potential of afamelanotide to systemically repigment the skin and CLINUVEL's ambitions to develop a vitiligo franchise in the U.S. has been well understood; and
* the briefing in February 2024 to California's most prolific investors and philanthropists at the Malibu home of Ms Stefani Germanotta (Lady Gaga) and Mr Michael Polansky, who were joined in hosting the event by Mrs Alexandra Parker and Mr Sean Parker.

In addition to these U.S. centric events, numerous presentations, briefings, and roadshows in Europe, Asia, and Australia in recent years were held and announced to the Australian Securities Exchange and the CLINUVEL website which assisted to enhance the Company's profile in the U.S.

Social media channels have also been increasingly used to raise awareness of patients and physicians and the potential users of PhotoCosmetic products.

For more detail on activities to build the visibility of the Company, refer to the feature on pages 68–73 of this Annual Report.



CLINUVEL's U.S. Shareholding

U.S. shareholders hold around 25% of CLINUVEL's issued capital. Types of holders range from:

* American Depositary Shares (ADSs), Level II trading as CUVL on the Nasdaq since July 2026, (previously American Depositary Receipts (ADRs), Level I);
* Corporates;
* Institutions;
* Family Offices; and
* Private investors.

The percentage of U.S. ownership of issued capital has grown over the years and is expected to continue to grow as the Company scales up its activities in North America.

U.S. Listing

In July 2026, CLINUVEL received approvals from the U.S. Securities and Exchange Commission (SEC) and the Nasdaq to uplift its American Depositary Receipts (ADRs) from Level I, traded on the over-the-counter market as CLVLY, to Level II, traded as American Depositary Shares (ADSs) on the Nasdaq as CUVL. Trading of CUVL commenced on 20 July 2026.

This uplift reflects the expansion of the Company's activities in the U.S. and rise in U.S. ownership of CLINUVEL. ADR holders and other U.S. shareholders have advocated a U.S. listing to improve access to trade and increase investment in CLINUVEL. Potential institutional investors have similarly highlighted the ease of access and investment conferred by a U.S. listing. The promise is that their interest will lead to investment in CLINUVEL. Sell-side analysis also advised increased likelihood of coverage of CLINUVEL if we were listed on a U.S. exchange. There is also the opportunity to access new capital to finance acquisitions, product development and clinical programs.

In conjunction with the publication of this Annual Report, we have announced our intention to go a step further by actively considering a full listing of CLINUVEL's ordinary shares in the U.S., specifically, on the Nasdaq, and our intention to delist from the Australian Securities Exchange to avoid duplication of administration, compliance costs, and enable focus on one exchange. This initiative is subject to a supportive vote from shareholders at an Extraordinary General Meeting (Scheme Meeting) and other key approvals.

Full listing on the Nasdaq will enable:

* improved access to global investors to invest in CLINUVEL shares;
* access to the world's largest capital market;
* heightened visibility;
* more extensive analyst coverage;
* inclusion in globally recognised indexes; and
* enhanced valuation of the Company from a deeper and wider investor pool.

Details on the process and timelines of this initiative will be issued in the coming weeks.

The House of Melanocortins

The activities of the Company in North America are aligned to the house of melanocortins being built, covering treatment of a number of indications by an expanded product range.

We are committed to increasing the treatment of patients with EPP by SCENESSE® in North America. For vitiligo patients, access to a safe and effective repigmentation therapy would be transformative for many, particularly those with darker skin complexions (skin types VI-VI). As the vitiligo clinical program continues, the network of specialty centers to treat patients continues to be built, whilst unique codes are already available to be used for treatment and reimbursement purposes. The case reports of the CUV105 Phase III vitiligo study issued to date are promising, and the planned release of topline results of the study later this year will be a key milestone in the path to bring systemic repigmentation to reality for vitiligo patients. Other products such as NEURACTHEL® offer the potential to treat patients with existing conditions that are not well served by approved therapies. Treatment of new patient groups with SCENESSE® and NEURACTHEL® will add significant revenue streams which will also be complemented by revenues from the distribution of PhotoCosmetic products for the general population.

Melanocortin House

A pharmaceutical group, diversified and integrated to sustain long-term performance

3	5	3
Pharmaceutical products	Conditions treated	Photocosmetic product lines


Vitiligo[2] US$450–570m
TAM US$4.5b
Porphyria[1] US$64m
TAM US$300m
TAM US$6.2b
PhotoCosmetics US$50m
TAM US$1.3b
ACTH US$150m

TAM and penetration figures are in U.S. dollars (US$).
1. EPP revenues in FY26. 2. CLINUVEL estimates, Vitiligo is year 1 and 2 in U.S.A.

Summary

Over the coming years, CLINUVEL will transform into a diversified biopharmaceutical distributing multiple products for multiple indications across North America. CLINUVEL will continue to invest incrementally to scale-up its North American commercial operations to meet the needs of EPP patients and larger patient populations with unmet needs. A primary listing on the Nasdaq in the U.S. will facilitate greater U.S. investment in CLINUVEL and enable the Company to access its deep capital markets when needed to support expanded activities. CLINUVEL's team in the U.S. will continue to expand to support these activities, particularly in the manufacture and distribution of products and key functions such as accounting, legal, compliance, and investor relations, necessary to support the local business.



Key Achie

CLINUVEL's achievements in the financial year ending 30 June 2026 spanned key areas of the business:

Developing Melanocortins

* Completed treatment and follow-up stages of first Phase III vitiligo study, CUV105
* CUV105 case reports – twelve have been presented to global conferences and demonstrate re-pigmentation in patients with skin types IV-VI
* EMA scientific advice received on design of second Phase III vitiligo study, CUV107
* Manufacturing process of NEURACTHEL® Instant validated – working towards European regulatory filing
* Controlled-release liquid injectable drug delivery platform VLRX-L developed - preclinical peptide study commenced

Growing Distribution Of SCENESSE®, The Only Approved Therapy For EPP

* Global growth in EPP patients, treatment centres and frequency of dosage
* North American Specialty Centers increased to 134
* European Medicines Agency (EMA) approved year-round SCENESSE® treatment – aligning approved label with the U.S. FDA
* Interactions with Health Canada leading to grant of a Notice of Compliance in July 2026 to market SCENESSE® to Canadian EPP patients



vements

Towards Long-Term Value

* Tenth consecutive annual profit and ninth consecutive annual dividend
* Continued investment in expansion
* Further increase in cash reserves
* Continuity of management, with plans to expand U.S. team
* Singapore RD&I Centre to pioneer next-generation peptide therapies
* Uplift of American Depositary Receipts from Level I to Level II, American Depositary Shares, traded on the Nasdaq Stock Market, became effective 20 July 2026

Engaging Relevant Global Communities

* Prominent presence at American Academy of Dermatology Meeting, Denver, Colorado
* Peer-review research reports long-term safety and effectiveness data from SCENESSE® in EPP
* Heightened social media activity
* High profile media engagements – *Wired Health, Financial Times, Business of Beauty Global Forum*
* Active Investor Relations program spanning investor roadshows, briefings, and conference presentations.



Financial Highlights

Over the decade ending 30 June 2026, the CLINUVEL Group has achieved a compound annual growth rate of commercial revenues of 31%, and consecutive annual profits and increases in cash reserves.

Revenues & Expenses (A$m)

* Revenues and expenses declined by 1% and 0.5%, respectively, in FY2026.
* Over the ten years since commencement of commercial operations, the compound annual growth rate for revenues is 31% compared to 18% for expenses.


Total revenues
94.0
2026
Total expenses
53.5
95.0
2025
53.7
88.2
2024
44.6
78.3
2023
37.4
65.7
2022
32.7

Profit (A$m)

* Net profit before tax decreased by 8% to A$47.7 million and after tax decreased by 6% to A$33.9 million.
* FY2026 marks the tenth consecutive year of profit.
* The net profit margin was 36%.


Before tax
47.7
2026
After tax
33.9
51.6
2025
36.2
50.7
2024
35.6
45.6
2023
30.6
34.3
2022
20.9

Assets & Liabilities (A$m)

Net assets increased by 13% to A$272.9 million in FY2026, strengthening the balance sheet which remains debt free.

Cash Reserves* (A$m)

Cash reserves increased by 12% to A$252.1 million and are held to finance the Group's expansion initiatives and absorb adverse fluctuations in the operating environment, without resorting to dilutive capital raisings.


Assets
Liabilities
295.1
2026
22.2
271.8
2025
30.9
231.1
2024
28.1
193.7
2023
29.1
143.9
2022
18.4


252.1
2026
224.1
2025
183.9
2024
156.8
2023
121.5
2022

*Cash reserves equal Cash and cash equivalents plus Cash held in term deposits



CLINUVEL maintained positive performance across a range of key indicators in FY2026:

A$0.68
Earnings per share

13%
Return on equity

A$0.05
Dividend per share

NIL
Debt

Chair's Letter



FY2026 FINANCIAL OUTCOMES:

A$94.0m ↓1%
Revenues

A$47.7m ↓8%
Profit (Before Tax)

A$252.1m ↑12%
Cash reserves*

A$0.68 cents
Earnings per share

13%
Return on equity

*Cash reserves as stated in a non-IFRS measure



Dear Shareholders

I am pleased to write to you in this year's Annual Report as it marks a pivotal year on the path to becoming a diversified biopharmaceutical group.

Investing in Long-term Success

It takes time and tenacity to build a pharmaceutical business. Over a decade, CLINUVEL developed SCENESSE® (afamelanotide), completed the clinical program in erythropoietic protoporphyria (EPP), obtained regulatory approval to treat adult EPP patients and commenced commercial distribution in the European Union (EU). This occurred under a disciplined one drug for one indication strategy. We have now been distributing SCENESSE® for a decade, generating $575 million in product revenue since FY2017, and stand out amongst biopharmaceutical companies as one of the 4% that make a profit. In 2021, not long after commencing distribution of SCENESSE® in the U.S.A., we commenced a diversification strategy to develop multiple products to treat multiple indications for long-term sustainability and are now well into the execution phase.

Expansion in North America

We are expanding our presence in the U.S.A., the largest pharmaceutical market of the world and the home of the world's largest capital markets. The scaling up of our activities in North America is featured in this Annual Report. The establishment of a diverse network of Specialty Centers to treat EPP patients, and vitiligo patients in the future, is a significant achievement. Dr Linda Teng and her team continue to build a network that enables U.S. patients to be treated today, and well into the future. We just uplifted our American Depositary Receipts from Level I over-the-counter traded securities to Level II American Depositary Shares, listed on the Nasdaq. This will enhance our profile and improve investor access to CLINUVEL in the U.S. In addition, we have announced active consideration of a full listing of CLINUVEL's ordinary shares in the U.S., specifically the Nasdaq, coupled with delisting from the Australian Securities Exchange to avoid duplication of administration and compliance costs.

We also plan to develop a manufacturing facility in the U.S. to increase our self-reliance and secure the supply chain. We are also continuing to progress key initiatives in vitiligo, NEURACTHEL® and PhotoCosmetics.

FY2026 Performance

Another positive set of financial results has been announced for the year ending 30 June 2026. Under Dr Wolgen's

leadership we have again balanced the achievement of ongoing profitability with the need to finance expansion initiatives for long-term sustainability.

Amongst the achievements highlighted in the Annual Report, I would like to acknowledge two milestones that have significant impact on the future of the Company:

* the completion of the first Phase III clinical study, CUV105 in vitiligo; and
* the development of the controlled-release liquid peptide platform VLRX-L in the Singapore RD&I Centre.

These milestones are important for the medium- to long-term performance of the Company.

Consistent Performance Over a Decade

We are proud to have improved the quality of life of EPP European patients since June 2016, with U.S. patients having access since April 2020. As of 30 June 2026, we have achieved a decade of profitability and net cash inflow. This performance sets a solid base for the expansion of the Company from accumulated cash reserves rather than requiring a succession of dilutive capital raisings.

Extension of Dr Wolgen's Employment Agreement

Philippe Wolgen has been a consummate CEO of CLINUVEL for two decades. I am delighted with the Board's decision in March 2026 to extend Philippe's employment agreement, and his willingness to put in the same energy to build out the Company in the coming years. In July 2026, we announced an extension of the agreement to 30 June 2029. With his wealth of knowledge of CLINUVEL and proven ability to navigate the Company from a R&D based biotech to a consistently profitable biopharmaceutical company, we are confident of his ability to take the Company forward and achieve the "diversification" strategy and to grow our U.S. business. Investors in North America and Asia increasingly recognise the small-scale success and nimbleness of the Company under his stewardship.

Team Focus

A critical factor for our success is strong team focus and thorough execution. It is the commitment built into the DNA of each team member to do their best to achieve results for the betterment of patients and all stakeholders that makes the difference. Dr Wolgen plays a key role in this as leader of the business, noting his impact on the motivation of the team. I want to thank the CLINUVEL team for their efforts, rising to myriad challenges and facing them down over the

TEN YEAR OUTCOMES

REVENUES
10–year CAGR of 31%

PROFIT (before tax)
9–year CAGR of 24%

CASH RESERVES
Cover >4x Opex

EARNINGS PER SHARE
Positive since FY2017

RETURN ON EQUITY
Positive since FY2017

years. The Board has also played a critical role supporting the outcomes achieved by overseeing governance and providing strategic guidance. I thank the Board for their active collaboration.

The Future

There is a natural tension between the time required to transform a business and the market's desire for results. We are making progress and regularly update the market on our initiatives so it can assess the value being added. A feature in this Annual Report outlines key milestones we expect to achieve in the next three years. The path is set; we just need to traverse it. This is by no means assured and will require deft execution and risk management in a volatile environment.

With effective management of the challenges and risks, we expect:

* new products such as NEURACTHEL® to complete development, obtain regulatory approvals and come to market;
* the vitiligo clinical program to be completed and a dossier submitted to regulators for marketing authorisation;
* melanocortin based PhotoCosmetic products to come to market;
* the peptide delivery platform to continue to develop and raise the potential of new revenue streams from the flexible treatment of multiple indications.

In other words, the "house of melanocortins" we have often referred to as being under construction, will near completion. It may take a few more years for other initiatives to further this development and round out the decade of the "diversification" strategy. We trust these efforts will be increasingly recognised by the market and believe the plan to make Nasdaq our primary listing will propel this value recognition.

Yours sincerely,

Professor Jeffrey Rosenfeld
Chair
CLINUVEL Group



Management

Dr Wolgen leads the executive management team, who oversee their respective teams in managing the Group's business. The executives meet regularly and collaborate on key initiatives to advance annual and long-term objectives.



Malcolm Bull

Head of Australian Operations and Investor Relations, Joined 2019
BEc (Hons, University of Adelaide)
MEc (Monash University)

Mr Malcolm Bull joined CLINUVEL in January 2019 and initially built out the Company's investor relations program with a focus on analyst and Australian institutional engagement. Mr Bull's role with CLINUVEL evolved in 2021 to the remit of Head of Australian Operations and Investor Relations. During his tenure, Mr Bull has overseen an expansion of independent analyst coverage and increased institutional ownership of CLINUVEL. Previously an economist within the Australian Federal Government and private sector, Mr Bull then spent more than two decades in banking across credit, business development and strategy, and relationship management roles with Commonwealth Bank of Australia, Bank of Western Australia, National Australia Bank, and ANZ Bank. This included time in general management for ANZ in the Philippines and as part of the Victorian state management team for CBA Corporate.



Antonella Colucci

VP, Commercial Affairs, Joined 2011
MA (European Studies and Global Affairs, Catholic University of the Sacred Heart, Milan)
MA (Modern Languages, IULM Milan)

Mrs Antonella Colucci is responsible for global commercial matters ex-North America while working closely with the U.S. team to ensure continuity of business. Having spent many years working within the medical industry in Italy, Mrs Colucci was instrumental in the expansion of CLINUVEL's Italian 648/96 program and subsequent Swiss special access scheme. These two programs – which facilitated subsidised reimbursement of the drug prior to its marketing authorisation – provided CLINUVEL with commercial proof-of-concept for SCENESSE® and laid the foundations for Mrs Colucci to lead the Company's successful commercial activities since 2016. With responsibilities across pricing, compliance, and distribution, Mrs Colucci is focused on expanding the Company's commercial reach in both new and existing regions.



Dr Azza Hamila

Head of Quality Assurance and Drug Safety, Joined 2015
BPharm (University Claude Bernard)
MPharm (University Paris Descartes)

Dr Azza Hamila has played a central role in CLINUVEL's commercial scale-up, establishing new internal standards in GxP, with a focus on manufacturing, distribution, and pharmacovigilance. Her work has enabled the Company to achieve long-standing compliance, giving authorities comfort that CLINUVEL conforms to strict international regulations and can maintain the licences necessary to perform critical manufacturing and distribution functions in-house. Dr Hamila's position encompasses both Responsible Person and Qualified Person roles in various jurisdictions within the quality management system, as well as being responsible for supplier management and patient safety. Prior to joining CLINUVEL, she held quality assurance roles with Orphan Europe (Recordati), Sanofi Aventis, and Roche.



Lachlan Hay

Chief Operations Officer, Joined 2007
BA (Media Comms, University of Melbourne)
MA (International Relations, Freie Universität Berlin)

Mr Lachlan Hay supports the executive and senior management teams and maintains responsibility for the delivery of key business objectives. Having joined the business in a corporate communications role in Australia, Mr Hay subsequently assumed managerial roles in Europe and Asia. He was the first General Manager of the UK business, overseeing the introduction of SCENESSE® into European markets since 2016 and assumed a broader operational position in 2021 in response to the needs of the business. On 1 July 2024, Mr Hay assumed the position of Chief Operations Officer, providing him with more responsibilities. He is also completing his law degree (LLM).



Dr Emilie Rodenburger

Director, Global Clinical Affairs, Joined April 2024
PharmD (Paris Descartes University, France)
MSc (Paris-Sud University, France)

Dr Emilie Rodenburger rejoined CLINUVEL in April 2024 as Director Global Clinical Affairs. Returning to CLINUVEL after four years with Roche in senior clinical roles, Dr Rodenburger oversees CLINUVEL's global clinical program, evaluating melanocortin based drugs for a range of disorders of the skin and brain. Her immediate focus was to ensure full enrolment and analyses of the CUV105 study of SCENESSE® in vitiligo (loss of pigmentation). A pharmacist (PharmD) with a master's degree in cancer biology, Dr Rodenburger previously worked with the CLINUVEL Group for over a decade in clinical development roles in Australia, the U.S.A. and Europe. During this time, she led the Company's first vitiligo trials as well as being one of two clinical managers completing the EPP program resulting in the successful approval and commercialisation of SCENESSE® as the first systemic photoprotective therapy.



Dr Linda Teng

Director of North American Operations, Joined 2007
BPharm (National Taiwan University)
Doctor of Health Administration (Medical University of South Carolina)

As Director of North American Operations, in the U.S.A., Canada, and South America, Dr Linda Teng has established the Company's commercial presence, building a network of Specialty Centers and commercial programs enabling EPP patients to receive treatment in both the U.S.A. and Canada. With a background in clinical pharmacy and clinical pharmaceutical development – at BioMarin and for two decades at CLINUVEL – Dr Teng also heads the vitiligo program in North America. The U.S. team has grown quickly in recent years to incorporate new functions, including patient support and in-house counsel, adding complexity but greater bandwidth to the operations under Dr Teng's purview.



Peter Vaughan

Chief Financial Officer, Joined 2024
BBus (Acc) (Swinburne University)
Snr. Exec. MBA (Melbourne University)
Member, Institute of Chartered Accountants ANZ, Australian Institute of Company Directors, and Governance Institute of Australia,
GAICD, AGIA
Cert. Climate Change: Financial Risks and Opportunities (Imperial College, London)

Mr Vaughan has 20 years of executive experience across listed public companies in Australia, the U.S.A., Europe and Asia, with extensive experience in healthcare, pharmaceuticals, biotechnology, life sciences and technology. He has held CFO, Company Secretary and Chief Business Officer roles at Titomic (ASX:TTT), Immuron (ASX:IMC, Nasdaq:IMRN), Amaero (ASX:A3D) and Respiri (ASX:RSH), among others. He has led more than 10 ASX IPOs and three Nasdaq dual listings (Immuron Limited and Prima Biomed Limited (now Immutep)), with extensive experience in M&A, corporate development, capital allocation, governance, investor relations and business transformation leading teams across Finance, IT, Procurement and systems and operational implementations.



Dr Dennis Wright

Chief Scientific Officer, Joined 2005
BPharm (University of Sydney)
MSc (University of Sydney)
PhD (University of Sydney)
GradCert Health Economics (Monash University)

Dr Dennis Wright has been at the core of the Company's clinical program and regulatory affairs for more than two decades in the role of Chief Scientific Officer. A pharmacist with a PhD in xenobiotic metabolism, Dr Wright has a pharmaceutical career spanning more than 40 years with Pfizer, Nicholas Kiwi, Faulding/Mayne, CSL and CLINUVEL. During this time, he worked across basic and clinical research, regulatory affairs, pharmacovigilance, business development, in-licensing, and marketing. It is from this diverse background that he has led CLINUVEL's late-stage clinical development program for EPP as well as steering successful regulatory filings for SCENESSE® in Europe, the U.S.A., Australia, Israel, and Canada. His role has extended in recent years to facilitate new clinical programs for afamelanotide as well as overseeing new product development and scientific affairs.





Members of the Board

Membership of the Board was unchanged during FY2026. The summaries below of their skills and experience highlight the diversity and depth of CLINUVEL's Board.



Jeffrey Rosenfeld AC, OBE

Non-Executive Director,
AC, OBE, MBBS, MS, MD, FRACS

Appointed 26 November 2019,
Chair since 1 January 2024

Relevant Skills

* lifetime experience in providing healthcare
* clinical research and development
* board and committee oversight and governance
* leadership and management

Background

Prof Rosenfeld is an internationally recognised neurosurgeon with extensive experience in senior healthcare and medical research executive roles and a distinguished and decorated career in the Australian Defence Force (ADF). He is a retired Major General and a former Surgeon General, ADF (Reserves). He has served on eight deployments to Rwanda, Iraq, Solomon Islands, Bougainville and East Timor. He was the Founding Director of Monash University Institute of Medical Engineering (MIME)-Melbourne. He developed a bionic vision device aimed at restoring vision in people without eyesight, and he is also a leader in brain injury research.

Prof Rosenfeld was Director of Neurosurgery at the Alfred Hospital for fifteen years, concurrently holding Professor and Head of the Department of Surgery at Monash University for nine years. Prof Rosenfeld is active in many community organisations and champions various charitable causes. Prof Rosenfeld has been an active volunteer for the Australian-Aid funded Pacific Islands Project which transfers clinical skills and knowledge to healthcare professionals in Papua New Guinea, Fiji and the Solomon Islands.

In 2018, Prof Rosenfeld was awarded the Companion of the Order of Australia, which is Australia's highest civilian honour, the Meritorious Service Medal of the United States of America in 2017 and Officer in the Order of the British Empire in 2013. Prof Rosenfeld became an Emeritus Professor at Monash University in January 2021.



Philippe Wolgen

Chief Executive Officer, MBA, MD

Appointed to Board 1 October 2005, appointed Chief Executive Officer 28 November 2005

Relevant Skills

* pharmaceutical R&D, commercialisation
* clinical expertise
* commercial & entrepreneurial outlook
* executive management, corporate turnarounds
* finance and capital markets
* experienced in listed company directorships

Background

Under Dr Wolgen's leadership, a long-term strategy for CLINUVEL was devised. The lead product SCENESSE® was reformulated, its medical application identified, European marketing authorisation was obtained in 2014, and systems were established to self-distribute the prescriptive product in the European Economic Area from June 2016. Dr Wolgen oversaw the submission of the scientific dossier to the U.S. Food & Drug Administration (FDA) under a New Drug Application, which was approved in October 2019. First treatment of U.S. patients commenced in April 2020 through a controlled distribution system set up by the Company. SCENESSE® is the world's first systemic photoprotective drug to have completed a clinical trial program and obtain marketing authorisation in two major markets.

Dr Wolgen has been instrumental in the Company's corporate turnaround, rebuilding a share register of long-term professional and institutional investors. He led CLINUVEL to attract more than A$110 million in investments, and his international contacts and network contribute to the strategic support CLINUVEL enjoys globally.

Under his tenure a business model was adopted to develop and launch SCENESSE®, guiding the Group through a complex pharmaceutical product development program. His overall business execution and exacting financial management is viewed as exemplary within the life sciences industry and the funding strategy he led is considered different and unique within the sector. He is currently leading the Group's expansion, based on both organic and inorganic strategies. His focus has been to establish a professional management team executing corporate objectives of establishing a sustainable, and profitable group diversified from its core pharmaceutical base to cosmetics and other services within an integrated model. His focus on risk management has led the Company to post 10 years of consecutive profits.

Dr Wolgen's long track record speaks to a strongly focussed, competitive and conscientious professional who is known to persevere in meeting challenging business objectives. He holds an MBA from Columbia University, NY. Trained as a craniofacial surgeon, Dr Wolgen obtained his MD from the University of Utrecht, the Netherlands.



Karen Agersborg

Non-Executive Director, DO, FACOI, FACE

Appointed 29 January 2018

Relevant Skills

* pharmaceutical research & development, commercialisation
* relevant knowledge of melanocortins, clinical expertise
* commercial knowhow in U.S. pharmaceuticals
* general management
* experience in private company directorships

Background

Dr Agersborg is a clinical endocrinologist with diverse and extensive practice experience in Pennsylvania and New Jersey, U.S.A. She is Board Certified in both Internal Medicine and Endocrinology, Diabetes & Metabolism and holds specific expertise in the class of melanocortins.

Her career has included inpatient, outpatient, and hospitalist positions across several prominent medical institutions. She is an Associate Professor of Medicine, teaching medical students and residents in endocrinology. Dr Agersborg had an extensive career in managing commercial sales & distribution at Wyeth Pharmaceuticals (formerly Ayerst Laboratories).

Dr Agersborg has played an integral role in setting the CLINUVEL Group's U.S. regulatory and commercial strategy, resulting in the U.S. FDA's approval of SCENESSE® in October 2019 and the subsequent market launch in 2020.



Susan (Sue) Smith

Non-Executive Director,
Dipl ClinRisk

Appointed 23 September 2019

Relevant Skills

* executive healthcare management
* leadership and strategy setting in complex environments
* risk management and governance
* customer relations

Background

Mrs Smith manages an established consultancy business, providing advisory services to a range of healthcare organisations, investors and boards of directors. She has led a distinguished career, serving for 14 years as Chief Executive Officer of The Princess Grace Hospital, London, and 11 years as the Chief Executive Officer of The Portland Hospital for Women and Children, London. Mrs Smith's specific expertise is in the implementation of operational strategies within complex and acute care environments, and in the interaction with healthcare authorities and UK regulators. Her most recent role was as the Chief Executive Officer of the Independent Doctors Federation, a membership organisation representing practising physicians within the UK independent healthcare sector.

Her past experience is now successfully translating into a diverse portfolio of non-executive director appointments. She was previously Board Chair of The Evewell Group Ltd which operates fully integrated medical centres of excellence, dedicated to caring for, and protecting, all aspects of fertility and gynaecological health. Mrs Smith has commenced a consultancy role at the Evewell continuing to support their growth, strategic direction and governance. Mrs Smith is also a Director of HCA Hope Fund UK, a charity providing financial aid and resources to its healthcare worker members to help them start rebuilding after an extended illness, injury, environmental disasters, or other extraordinary situations.

In the face of the ever-changing healthcare market Mrs Smith fosters first class relationships with a wide range of healthcare stakeholders to provide care of excellence to patients.



Matthew Pringle

Non-Executive Director,
BCom, FCPA, FCA, FGIA, FCIS, GAICD

Appointed 6 September 2024

Relevant Skills
* governance & strategy
* corporate finance & capital markets
* audit, risk & financial oversight

Background
Mr Pringle is an experienced non-executive director and board adviser with more than 35 years' experience in corporate finance, audit and assurance, governance, mergers and acquisitions, and strategic advisory. He has extensive experience working with ASX-listed companies, private enterprises, family-owned businesses and not-for-profit organisations, advising boards and executive teams on governance, capital management, financial performance and long-term strategic direction.

He currently serves on the boards of a diverse range of listed and unlisted organisations, including as Chair of several Audit & Risk Committees and other board committees. His experience includes overseeing capital raisings, IPOs, acquisitions, governance transformation and complex regulatory environments, together with providing strategic oversight through periods of growth, organisational change and succession.

Prior to his non-executive career, Mr Pringle spent more than three decades in professional practice, including over 25 years as a partner, where he held senior leadership responsibilities across corporate finance, audit and assurance, and governance advisory.



Pearl Grimes

Non-Executive Director, MD

Appointed 6 September 2024

Relevant Skills

* relevant knowledge on melanocortins
* clinical expertise
* clinical research & development

Background

Dr Pearl Grimes is a globally recognised dermatologist and a leading international authority on vitiligo and pigmentation disorders. She is the Founder and Director of the Vitiligo and Pigmentation Institute of Southern California where she treats patients from all over the world.

Dr Grimes is also the director of the Grimes Institute for Medical and Aesthetic Dermatology, where she expertly treats a wide range of dermatologic health and aesthetic concerns in patients of all ethnicities and skin types.

Dr Grimes also serves as a Clinical Professor of Dermatology at the David Geffen School of Medicine at UCLA and Chief Dermatologist for Versicolor Technologies. She has recently served as President of the Global Vitiligo Foundation and has authored over 175 publications.



Guy van Dievoet

Non-Executive Director, LLB, EMM, CEFA

Appointed 6 September 2024

Relevant Skills

* corporate strategy
* finance & capital markets
* M&A

Background

Mr van Dievoet has significant experience in investment banking, specialising in M&A. In this capacity he has worked for leading financial institutions, including the Merchant bank of IndoSuez in Belgium, ABN-AMRO, Bank BNP Group, and as executive-director for MeesPierson. Over the years he has provided strategic support on corporate growth, structuring and buy-build approaches, and assisted companies listing on the Brussels and Amsterdam Stock Exchanges (EuroNext).



Managing Director's Letter



Dear Shareholders,

I. Only Question That Matters
Twenty-one years ago, CLINUVEL had ninety days of cash remaining. A handful of European investors extended A$1 million in bridge financing after we showed them a business plan. Everyone else told us SCENESSE® would never become an approved treatment for erythropoietic protoporphyria. The market had decided.

We built it anyway.

Today, SCENESSE® is the first and only approved therapy for EPP in multiple jurisdictions. This year marks our tenth consecutive year of profitability. That is not a statistic. It is a statement about what this company is made of.

I think about drug development the way I think about aerospace. Most rockets crash into the ocean. A few make orbit. None of them get there on the first attempt – and no one who has actually built one would tell you otherwise. FY2026 delivered A$94 million in operating revenue (A$104 million including interest income). It wasn't a foundation built on luck. It was a discipline to keep launching after the ones that failed.

I don't offer the usual "management has experience" pitch. Instead, I point to a single, verifiable bet we took against consensus twenty-one years ago. Judge us on that. Then decide whether we've earned the right to make the next one.

The market may be underpricing the probability of our pipeline. That is not arrogance. It is an observation rooted in the gap between what we know internally and what the market can see. Closing that gap – safely, on the evidence – is the work of my remaining term.

My case rests on two words: patience and problem solving.

II. Architecture of Survival
Our strategy is not a wager taken for its own sake. It is survival engineering – a deliberate structure designed to protect shareholders from downside risk while giving upside room to compound. As the largest shareholder in this company (6.8%), I am fully aligned with you. I am asking you to accept the risks we face because I am accepting them alongside you.

Spending fell 0.5% year-on-year to A$53.5 million. Capital-efficient execution in the most capital-intensive industry on earth. We are a founder-led enterprise whose first job is to ensure we still exist in five years – long enough for shareholder value to be realised.

I don't think markets are ever simply "right" or "wrong." Markets price an option. Our job is to make sure the Company survives long enough for that option to be exercised.

Cash reserves rose 12% year-on-year to A$252 million – after prepaying taxes. In a global biotech market starved of capital for two years, that reserve is not a comfort.

It is a necessity. It is our insurance policy against the volatility and technological failures that have destroyed so many promising companies.

III. From Peptide to Platform

Over two decades, we've spent approximately A$435 million and raised about A$110 million in equity to learn something that cannot be bought off the shelf: how peptide chemistry actually behaves. In preclinical models and human biology. In heat and cold. In dry air and humidity. Across polymer chain lengths and bio-resorption rates. Through failure and analysis, we have earned knowledge that cannot be replicated quickly.

That knowledge convinced us our future was not only in clinical and regulatory execution, but in sustained-release formulation itself.

We built the team for it: peptide chemists, polymer analysts, formulation scientists, chemical engineers. They now run experiments biweekly at our Research, Development & Innovation Centre in Singapore. Formulation science is the rocket-crash process made literal: failed batch, adjusted parameter, varied excipient, refined condition, repeat.

We can afford this iteration because our balance sheet buys us the right to fail until we succeed, on our own timeline, not at the mercy of a funding round.

Yes, we made ample errors in our attempt to translate peptides into cosmetics. We encountered formulation, efficacy, stability and delivery challenges. We struggled to retain peptides in the epidermis long enough to observe biological effects. But we have the capital to develop, evaluate and learn, to find ways through.

This investment phase was planned, not improvised. We built the cash reserve specifically so we could fund innovation without exposing shareholders to external capital uncertainty.

Earnings before tax declined 8% and after tax declined 6% this year. This is the cost of a deliberate build-out. I would rather explain that to you plainly than have it hidden in a rounding error.

This is part of a ten-year commitment: grow R&D spending steadily, accumulate expertise, and never let either put the Company's existence at risk.

VLRX-L, our controlled-release liquid injectable platform, is the first fruit of that decade of work. Developed entirely in-house. Preclinical evaluation underway since January 2026. If it succeeds, it becomes the second leg of a multi-product peptide platform, built on our own intellectual property, not licensed in.

Our Singapore facility expansion, supported by the Singapore Economic Development Board, is the infrastructure bet behind that ambition. First phase targeted for completion late this year, operational in early 2027.

IV. Clinical Progress: The Evidence Builds

FY2026 was a year of validation, not just activity.

Vitiligo is our largest growth opportunity so far, a US$4.5 billion addressable market in the U.S. alone. Our first late-stage study, CUV105, enrolled 210 patients

globally, testing SCENESSE® alongside narrowband UVB in patients with darker skin types (Fitzpatrick III–VI) over 20 weeks. Topline results expected at year-end.

In April 2026, the European Medicines Agency gave final scientific advice on our pivotal Phase III study, CUV107, endorsing a "totality of evidence" approach anchored in centrally adjudicated photography. The study will enrol more than 300 adults and adolescents with non-segmental vitiligo, with T-VASI50 as the primary objective and F-VASI75 as a key secondary measure. Recruitment begins in the second half of 2026.

Why does the EMA endorsement matter? By agreeing to weigh evidence from our earlier afamelanotide vitiligo studies in the final benefit-risk assessment, the EMA has narrowed the range of outcomes to which we're exposed. The mandate for central photographic review – rather than looser clinical judgment – signals a regulator asking for the same rigour we have long demanded of ourselves.

SCENESSE® for EPP continues its steady, profitable growth. FY2026 treatment volumes slightly increased (with regional variation), total revenues of A$101 million. In July 2026, Health Canada granted a Notice of Compliance -opening a new regulated market.

NEURACTHEL®, our ACTH-based candidate for inflammatory and neurological conditions, remains on track for its first European marketing authorisation application in the second half of 2026.

IV. Financial Strength: The Means, Not the End

Let me speak plainly.

Metric (A$m)	FY2026	FY2025	FY2024
Revenue and Interest	104.5	104.4	95.5
Net income	33.9	36.2	35.6
Operating cashflow	36.9	41.1	37.1
Cash reserves	252.1	224.1	183.9

We are profitable, cash-generative, and debt-free. An 83.2% gross margin. A 36% net profit margin on operating revenue. We aim to fund our entire pipeline without returning to equity markets, and we intend to keep that option available rather than exercise it.

But a strong balance sheet built over ten consecutive years was an ambition. Now it is a means, not an end.

The next 24 to 36 months are the most consequential execution window in this company's history. In the next two years, we will learn whether the investments in rockets and launch platforms were worth it. Whether we have what it takes to generate returns and bring these aircraft home.

The risks are real, and I name them here:

- our pivotal vitiligo trials could fail to meet endpoints;
- regulators could ask for more than we've modelled; and
- our commercial base remains concentrated in SCENESSE®, a setback there would be felt disproportionately elsewhere



Managing those risks with a steady hand – rather than a new one – is why I agreed to stay on. I understand better than most the risks in this industry, in this very discipline. I have consciously chosen not to walk away from these tasks, but to share in them. Instead of retiring, I decided to spend my energy to complete a final chapter to this Company.

We have arrived at a financial position where we can absorb internal and external shocks while continuing development toward larger markets. The A$94 million operating income and A$28 million free cash flow exceeded our internal projections and gives us the capacity to execute an ambitious program.

VI. A Mirror and Path

This year, I spent time with some of the sharpest analytical minds in the industry – professionals in the U.S. and Asia-Pacific who have built entire careers watching companies like ours from the outside. Those exchanges are the clearest mirror I have. They show us plainly where we've executed well and where we haven't.

The consensus from recent investor meetings in the U.S. and Hong Kong: CLINUVEL has run a tighter, more disciplined operation than its size would suggest – more efficiently than many peers.

Flattering. But, also a pointed critique: we should diversify and build a larger footprint in bigger pharmaceutical markets.

That critique is fair. And it is exactly what we are now doing. Building the next stage of the pipeline from within, rather than acquiring our way there. Every time we are offered an in-licensing deal or acquisition target, we test it against the same question: could it create more value than what we are building inhouse ourselves and out of sight?

So far, the answer keeps coming back the same way.

I recognise the risk in trusting your own conclusion that many times. So, we make a point of stress-testing the hypothesis itself, not just re-confirming it.

There is a real gap between what we know internally about these programs and what the market can currently see. Closing that gap, safely and on the evidence, is the work of my remaining term.

In the next year, I want us to be in a position to speak about:
* CUV105 results and their implications;
* the link to CUV107 and expected outcomes;



* preparation of a North American vitiligo market with 190 trained and accredited centres; and
* the revelation of our platform technologies from Singapore.

So that you – our shareholders – can assess whether we are on track or behind.

VII. A lifework to Complete

Staying on for another term was not an easy call. But leaving now – at what I believe is the most consequential juncture in this company's history – would not have been fair to our staff, shareholders, or Board.

Our Chairman put it plainly: "A change in leadership now wouldn't just delay us by two or three years, it could mean failing to execute the strategy at all."

I was raised with a mantra to finish what I start. To do everything within my control to make ambitions reality.

Twenty-one years ago, we set out to prove the market wrong about a first-of-its-kind systemic photoprotective drug. The market had already decided it couldn't be done. SCENESSE® is the proof.

We are now doing it again. Moving from a single successful product to a peptide platform with real formulation expertise. A clinical pipeline with regulatory backing. A balance sheet built to survive whatever the next crash looks like.

The work is not finished. More rockets will fail before the next one reaches orbit.

But we have built a company – its people, its capital, its discipline – that keeps launching until one does.

Thank you for your trust. It is not taken lightly. It is earned daily.



Philippe Wolgen
Managing Director
CLINUVEL Group

Operating Review


Champion

Distribution of SCENESSE®

Key activities in FY2026 in the distribution of SCENESSE® for EPP are detailed below:

ACTIVITY	REVIEW OF FY2026
Existing Regions of Distribution: • European Union • U.S.A. • Switzerland • Canada • Israel	• Continued to focus on treatment of patients in existing regions of distribution. • Revenues from commercial distribution and special access schemes eased by 1% in FY2026. • In Europe, volumes increased by 13% due to increased patient numbers, broader market penetration and higher treatment volumes following the EMA's approval to increase annual dosing reinforced the resilience of CLINUVEL's commercial platform and the benefits of operating across multiple regulated healthcare markets. • In the U.S.A., commercial product revenues moderated as treatment volumes were temporarily affected by patient participation in competitor clinical studies where investigational therapies were supplied without charge. A change in the practice of U.S. Specialty Centers from maintaining inventory to "just in time" supply of SCENESSE® for patient needs also impacted U.S. volumes. • Doses of SCENESSE® administered in EPP, rose to more than 21,000 implants. • In April 2026, the FDA decided a cardiac repolarization study was no longer necessary as part of U.S. post authorization reporting requirements since longitudinal data on SCENESSE® demonstrated good human safety. • North American Specialty Centers increased to 134, 129 in the U.S.A. and 5 in Canada, as of 30 June 2026. • Over 100 U.S. insurers continue to reimburse the cost of treatment. • We continued to treat patients in Canada under a special access scheme. • Following acceptance of our submission for evaluation in December 2024, Health Canada advised in October 2025 that they needed more time to decide on marketing authorisation. In July 2026, Health Canada granted a Notice of Compliance for the prevention of phototoxicity in adult EPP patients. This grants CLINUVEL the right to market SCENESSE® in Canada.
Access to New Jurisdictions	• Colombia – efforts to identify and qualify EPP patients for treatment continued with partner, Valentech. • Argentina – work continued to progress the distribution agreement with Diligens Salud SA. • Treatment of the first patients in each country are expected in FY2027.
Increased Dosage Frequency EU	• In September 2025, the EMA approved an amendment to the SCENESSE® label in the EU, allowing for year-round treatment of EPP patients (up to six implants per annum). • This harmonises the approved label of SCENESSE® in Europe and the U.S.
Treatment of Adolescents EU	• A cohort of adolescent and paediatric patients continued to receive treatment during the year, fully reimbursed by health insurers, under the care of expert physicians in Europe. • The study results of CUV052 – which showed adolescents aged 12 to 17 years experienced similar safety and controlled-release profiles as adult EPP patients – were submitted to the EMA during FY2026. We have updated prescribing information and the risk management plan, ahead of compilation of a new submission to seek approval to treat adolescents.


PERFECT GAME
Arthur Murray

Pharmaceutical Product Development & Clinical Programs

The key activities during the past year in product development and clinical programs were:

ACTIVITY	REVIEW OF FY2026
Vitiligo	• In September 2025, three case reports demonstrating the extent and stability of repigmentation in darker skin type patients in the Phase III vitiligo study, CUV105, were presented to the European Academy of Dermatology and Venereology Conference in Paris, France. • In January 2026, four new cases reporting further positive clinical observations, were presented to the 31st Regional Dermatology Training Center (RDTC) Continuing Medical Education Conference in Moshi, Tanzania. • The treatment and follow-up stages of CUV105 (n=210), were completed by the end of the financial year. • Data analysis and cleansing is ongoing with the announcement of topline results of the study planned by the end of 2026. • Design of the second Phase III vitiligo study, CUV107 (n=300), continued during the year, concurrent with regulatory interactions. • After 12 months of interactions, the EMA provided its final scientific advice in April 2026 on the next Phase III vitiligo study, CUV107. They emphasised its "totality of evidence" approach, agreed with centralised photographic review and validated disease assessment tools, and confirmed the benefit of focus on vitiligo patients with Fitzpatrick skin types IV-VI. This progresses us toward the commencement of the CUV107 study by the end of 2026.
NEURACTHEL®	• In December 2025, the Company announced that the manufacturing process of NEURACTHEL® Instant had been validated. Three consecutive GMP batches were produced, supported by stability data, confirming a reproducible and reliable process required for registration. A long-term partnership is in place which ensures a consistent and GMP-compliant supply of NEURACTHEL® Instant. Sufficient stock is available for clinical use, pending regulatory approval. • CLINUVEL is pursuing national approvals for NEURACTHEL® Instant in key European markets with known demand, enabling a targeted commercial rollout and scalable approach. The first submission to a European regulator is expected by H2 2026.
Controlled-release liquid peptide platform	• Culminating a decade of in-house research, CLINUVEL announced in September 2025, that new pharmaceutical formulations had been developed for controlled-release liquid peptide drug delivery platforms (VLRX-L). • Melanocortins are the initial focus of the peptide formulations which facilitate flexible dosing by adjusting the injection volume for delivery of peptides to infants, children, and adults, according to body weight. • In January 2026, dosing commenced in a preclinical study focused on safety and kinetics with promising results announced in August 2026 and a further preclinical study planned to commence in Q1 2027.
Variegate porphyria (VP)	• CUV053, a pivotal study on SCENESSE® for VP has been deferred to give priority to the vitiligo clinical program. The study will be reassessed at a later time.



PhotoCosmetic Products

Over the past year in PhotoCosmetics, CLINUVEL has been focused on:

* pre-marketing events to increase awareness of the PhotoCosmetic product range in the health and skin conscious population. These activities are covered in the Building Visibility feature of the Annual Report on pages 68–73.
* ongoing formulation and manufacturing development work on the M-lines, "Preserve" and "Bronze".

We advised the market in March 2026 that the plan to launch M-line PhotoCosmetics has been extended to 2027 to enable the vitiligo program to be prioritised.

Financial Review





Dear Shareholders,

A Decade of Financial Stewardship – Positioned for the Next Decade of Growth.

FY2026 marks an important milestone for CLINUVEL. It concludes the Company's first decade as a consistently profitable commercial biopharmaceutical business and, with the commencement of trading of our ADS on Nasdaq in July 2026, begins an important new phase in the Company's evolution.

Ten consecutive years of profitability is a significant achievement in the life sciences sector. For me, the more important story is what sits behind these results, how it has been achieved and what it offers.

Over time, CLINUVEL has progressively built and refined a financial model that allows the business to adjust expenditure to revenues, protect investment in priority programs, and maintain the flexibility to respond to changing macroeconomic conditions. The results delivered this year, as well as over recent years, are not coincidental: they are the product of my finance team continuing to extend and refine the Group's financial discipline through strengthening controls, improving operational efficiencies, sharpening expenditure decisions, providing real-time access to financial information, and developing a more proactive treasury function.

This work has produced a business capable of funding its own growth without needing to rely on repeated equity raisings to fund research, development and commercialisation as so many other life science companies do.

CLINUVEL has converted commercial success into free cash flow and balance sheet strength enabling, what I believe, are two of the Company's most valuable assets - financial independence and optionality.

Financial Performance

FY2026 delivered record outcomes across several important measures. Total revenues plus interest and other income exceeded $100 million for the second consecutive year and SCENESSE® global treatment volumes reached a new record high, increasing 6% on the previous year's high.

We witnessed North American treatment volumes moderate as some patients participated in competitor clinical studies and compassionate use programs where investigational therapies were supplied without charge. I consider these pressures to

reflect the current competitive environment, rather than a structural change to the underlying business or product.

The U.S. moderation was substantially offset by Europe where treatment volumes increased 13% supported by increased patient numbers, broader market penetration and higher permitted annual treatment doses following the EMA's approval in September 2025. I see this geographic diversification as increasingly important. It broadens and diversifies the revenue base and reduces our reliance on any single market.

Revenue alone does not define the quality of the business; our financial discipline was equally evident in our expenditures. At the end of FY2025, shareholders were advised that expenditures over the following five years, excluding Communications, Branding and Marketing (CBM) activities, would average no more than $55 million per year. FY2026 expenditure was $53.5 million including CBM, while continuing to fund the Group's principal strategic priorities.

The significance is not simply that expenditure was below the projected average. It demonstrates that the financial model is flexible: expenditure can be adjusted to the revenue environment, and greater scrutiny can be applied to costs while maintaining focus on the R&D programs required to generate future revenues.

During FY2026, we placed particular emphasis on tightening overall spending and directing resources towards programs capable of generating future organisational value. This did not mean reducing our commitment to key programs, it meant being more selective about how and where capital was deployed.

The result was a profit before tax of $47.7 million despite significant one-off costs associated with the Nasdaq uplisting and other strategic initiatives.

During the period under my guidance we have strengthened our treasury management by implementing initiatives to mitigate foreign currency exposure while improving returns on surplus cash, without compromising liquidity or flexibility.

A greater use of higher-yielding term deposit instruments has resulted in the current portfolio averaging a 6.23% return, supported by improved management of foreign currency cash flows, payment timing and natural hedges.

The FY2026 result also included a $4 million unrealised foreign exchange translation loss arising from the

appreciation of the A$ against our US$ denominated term deposit holdings at reporting date. This reduced reported profit but did not represent a true loss on the underlying cash. It is a reporting-date accounting translation effect and should therefore be distinguished from the underlying economic performance of those investments.

Cash Generation and Capital Stewardship

One of the clearest indicators of the underlying strength of any business is its free cash flow generation.

Cash reserves increased by approximately $28 million during FY2026. This does not fully reflect the strength of the Company's operating cash flows because of a change during the year to our income tax payment timings.

The Australian Taxation Office required CLINUVEL to transition to monthly "pay as you go" (PAYG) income tax instalments which saw our FY2026 cash outflows pay not only the FY2025 income tax liability of $14 million in full but also prepayment of approximately 85% of the estimated FY2026 income tax liability amounting to $12.2 million.

On a like-for-like basis, our 30 June 2026 cash reserves would have been $264 million had the FY2026 tax instalments not been required to be prepaid. I regard this as a positive change as – with only 15% of the FY2026 income tax obligation remaining – it will translate to a stronger first half cash reserves result in FY2027 as tax payments normalise, rather than being affected by a single, large, annual cash tax outflow.

For shareholders, investors and analysts, it is important to look beyond the headline movement in cash. The underlying cash-generating capacity of the business remains fundamentally strong. Capital allocation is ultimately about deciding where each dollar generated can create the greatest long-term value. Our financial framework provides the flexibility to make decisions without compromising financial resilience or relying unnecessarily on external capital or funding.

Balance Sheet as a Strategic Asset

As at 30 June 2026, total assets were $295 million, net assets have increased to $273 million, cash reserves exceeded $252 million and CLINUVEL remained debt free for its twentieth consecutive year.

For me, the balance sheet is not simply the result of a successful financial year, it provides CLINUVEL with both optionality and the ability to make decisions without being forced by capital-market conditions.

This is a fundamental advantage in the life sciences sector where clinical milestones and development timelines are often constrained by an organisation's ability to raise necessary funding. Clinical development should follow the necessary scientific and regulatory timelines, not capital market cycles.

Our financial strength was particularly relevant during FY2026 as the market experienced subdued investor sentiment across global life sciences with heightened geopolitical uncertainty leading to increased selective capital markets forcing life science companies to rationalise their investments, restructuring operations to manage cashflow, divested or write-off entire intellectual property programs, and seeking expensive additional funding. CLINUVEL did not need to alter or divert its strategy.

Investing for the Next Decade

Our investments remain focused on North American expansion, the Phase III vitiligo program, NEURACTHEL®, the VLRX-L controlled-release peptide platform and greater vertical integration, ownership and control of our manufacturing and supply chain.

CLINUVEL has progressively strengthened capabilities across research, regulatory affairs, quality, commercial operations and product development. The expansion of our Singaporean Research, Development & Innovation Centre provides increased operational flexibility and scalability as the Company's portfolio develops. I consider greater vertical integration of manufacturing and supply chain particularly important because it provides greater long-term supply security for SCENESSE®.

Our balance sheet also provides optionality beyond SCENESSE® as the VLRX-L platform offers opportunities to explore additional therapeutic indications, formulations, applications in controlled-release peptide technologies. The ability to investigate these opportunities, while continuing to fund the existing commercial business, is a direct benefit of the financial capacity built over the past decade.

The first ten years have demonstrated that CLINUVEL can build a profitable commercial pharmaceutical business. The next decade will be about using that financial strength to translate that into what the Company can become.

Outlook

The life sciences sector will remain exposed to scientific, regulatory, competitive and geopolitical risks. FY2026 provided numerous examples of setbacks, regulatory

refusals, clinical failures, entire intellectual property segment write-offs, large-scale staff redundancies and reduced investment across the sector.

In such an environment, CLINUVEL maintained liquidity and a flexible cost base as a deliberate risk-management strategy. Geographic diversification also demonstrated the value of this approach with our European growth substantially offsetting the temporary North American moderated treatment volumes.

My financial objectives remain straightforward: maintain profitability, invest in opportunities capable of generating enduring enterprise value, and apply resources in line with our strategic priorities. Ten consecutive years of profitability, nine consecutive years of dividends and twenty consecutive years without debt demonstrate the viability of this approach.

The Nasdaq ADS uplisting completed in July 2026 represented the first phase of a broader two-stage process. CLINUVEL has announced it is actively considering a second phase involving a potential move of the Company's primary listing from ASX to Nasdaq under a new foreign parent company, coupled with the potential delisting from ASX. The significance of this extends beyond access to capital markets and reinforces the increasing importance of North America to CLINUVEL's longer-term commercial and clinical objectives, and investor base.

My focus as Group CFO remains clear: protect the balance sheet, allocate capital carefully, maintain investment in priority science, and ensure expenditure remains disciplined, yet flexible.

CLINUVEL's first decade has demonstrated that the financial model works. The next decade will be about using that strength to further our science, infrastructure and commercial capabilities to generate tomorrow's revenues and further build enduring shareholder value.



Peter Vaughan
Chief Financial Officer
CLINUVEL Group


CLINUVEL

Three-Year Plan

The three years that will take us to the end of the decade are shaping up to be the most eventful and exciting for CLINUVEL and its stakeholders. A range of new revenue creating initiatives are expected to come to fruition. In essence, we expect to realise the vision of the house of melanocortins communicated over past years.

The Path to Diversification

We are part-way through a range of initiatives to support wider treatment of EPP patients to spur incremental revenues growth. We have received approval to increase dosage frequency in the EU and Health Canada marketing approval for SCENESSE® and are working on extending treatment to adolescents and new jurisdictions in South America and gain reimbursement of the cost of treatment in new European countries. We are also working to complete the vitiligo clinical program to then seek regulatory approvals to treat vitiligo patients which will transform the financial profile of the Company. Other revenue streams may come over the next three years from the development and distribution of ACTH based products and PhotoCosmetic products. A longer-term initiative is the development of the liquid controlled-release injectable peptide platform for the treatment of patients with a range of indications and ensure new revenue streams in the next decade.

The key elements of the revenue creation initiatives are detailed in the table below.

INITIATIVE	DETAIL	WHEN, CALENDAR YEAR
Increase distribution of SCENESSE® for EPP	**Existing jurisdictions**	
	U.S.A.	Expand Specialty Centers to 190 by end of H1 2027
	Canada	Progress treatment of Canadian patients under Notice of Compliance granted July 2026
	Europe	Continued engagement with new European payors
	Enhance market access, new jurisdictions	
	Latin America	During 2027
	Other countries	To be determined
	Increase penetration by treating adolescent patients	
	EMA review in EU	New submission to be completed during 2027
	FDA review in U.S.A.	Filing after EMA decision
Vitiligo clinical study program	Topline results CUV105	H2 2026
	Commence CUV107	H2 2026
	Full results CUV105	H1 2027
	Complete CUV107	H1 2028
	Planned submission to regulator(s)	2029, pending results of CUV105-CUV107
	Regulatory approval(s)	To be determined
	Commence commercial distribution	To be determined
NEURACTHEL® Instant launch	First European country	Submission H2 2026
	Other European countries	Following first country approval
	U.S.A.	Subsequently, lodge submission to FDA
PhotoCosmetics launch	M-lines "Preserve" and "Bronze"	H2 2027
Liquid controlled-release peptide formulations (VLRX-001)	First preclinical results (announced)	H2 2026
	New formulations	H1 2027

It should be recognised that these plans and expected timelines are subject to change as part of running an active business in a volatile operating environment. In addition, product development and clinical studies can experience delays and the time periods of assessment of regulatory submissions can vary. However, CLINUVEL's teams are firmly committed to the path to bring them to revenue generating status and will provide regular updates on the progress of each to the market for all stakeholders to track.



Expansion of the VALLAURIX RD&I Centre

Expected to be completed in H2 2026, with full commissioning and certification targeted for FY2028, the enhanced VALLAURIX Research, Development & Innovation (RD&I) Centre in Singapore will pioneer the next generation of peptide therapies. The facility, supported by the Singaporean Economic Development Board, will integrate comprehensive formulation and analytical sciences, focusing on advancing liquid controlled-release drug products designed to optimise therapeutic outcomes for patients. Specialist headcount in Singapore will gradually increase to support these activities. This expansion is a key pillar in CLINUVEL's strategy of vertical integration and innovation in peptide-based medicine.

Full U.S. Listing Being Considered

In conjunction with the publication of this Annual Report, we have announced that we are actively considering a full listing of CLINUVEL's ordinary shares on the Nasdaq in the U.S. and redomicile the Group under a foreign parent entity. To avoid duplication of administration and compliance costs we would also delist from the Australian Securities Exchange. This initiative is subject to a supportive vote from shareholders at an Extraordinary General Meeting (Scheme Meeting) and other key approvals.

Full listing on the Nasdaq will enable:

- improved access to global investors to invest in CLINUVEL shares;
- access to the world's largest capital markets;
- heightened visibility;
- more extensive analyst coverage;
- inclusion in globally recognised indexes; and
- enhanced valuation of the Company from a deeper and wider investor pool.

Details on the process and timelines of this initiative will be issued in the coming weeks.

A full U.S. listing will encourage new investors in CLINUVEL and enable access to the deep U.S. capital market to finance further expansion of the Company, whether this be for product development and clinical programs or value-adding asset acquisitions, including manufacturing capability to enhance self-reliance.



Summary

CLINUVEL is striving to become a diversified biopharmaceutical company with multiple revenue streams to support a long-term sustainable business with an appropriate market valuation to the benefit of shareholders. As we progress this path, all stakeholders can take comfort that the improvement of the quality of life of our current and future patients is the pinnacle driving motivation in CLINUVEL.



Building Visibility

This feature details the events and activities of the Communications, Branding and Marketing team to build visibility during FY2026. Visibility is important to increase brand awareness and develop interest in the Company and its objectives. CLINUVEL conducts a focused communications and marketing plan each year targeted to reach multiple audiences, including investors, patients and physicians, influencers, and health-conscious individuals.

We reach them through a wide range of channels – conferences and industry meetings, high profile media coverage and social media. Key messages communicated during the past financial year have been the potential of the transformative systemic repigmentation treatment of vitiligo patients and PhotoCosmetics to assist skin health in the general population.




HTSI
CLINUVEL
THE BRAINS OF WELLBEING & BEAUTY
THE NEW ERA OF TANNING

Investor Conferences and Briefings
Investor relations and executive personnel have attended and presented at a wide range of investor conferences and briefings in Australia, Europe, and the U.S. throughout the past financial year.

Non-Deal Roadshows (NDRs)
Key NDRs for the year were:

* Full year 2025 results – September 2025
* Half year results – February 2026
* U.S. NDR – June 2026
* Hong Kong – June 2026

Industry and Association Meetings
During the financial year, CLINUVEL continued to strengthen its presence within the vitiligo, dermatology, and porphyria communities through direct engagement at major scientific meetings and patient-facing events.

New patient cases from the Company's CUV105 Phase III vitiligo study were presented at dermatology conferences:

* In September 2025, three case reports were presented to the European Academy of Dermatology and Venereology (EADV) conference in Paris. The patients, with Fitzpatrick skin types IV and V, each received seven SCENESSE® implants alongside up to forty narrowband UVB phototherapy sessions.
* In January 2026, four case reports on patients with Fitzpatrick skin type VI were presented at the 31st Regional Dermatology Training Centre (RDTC) Continuing Medical Education Conference in Moshi, Tanzania.

In March 2026, CLINUVEL returned to the American Academy of Dermatology (AAD) Annual Meeting, held in Denver, Colorado, with its bespoke Pavilion of Photomedicine.

The Pavilion welcomed visitors over the five days of the conference, and the Company used the space to present the development of its melanocortin peptides and introduce its Vitiligo Visual Algorithm (VVA), an AI-assisted tool for objectively tracking pigmentation over the course of treatment.

The speaker program was comprehensive, including presentations from the President of the Twin Cities Chapter of Black Nurses Rock, Kelly Robinson, EPP patient George Hodder, and vitiligo advocate Shahnawaz Towheed. Additionally, the program hosted two key panel discussions: one on psychodermatology featuring Prof Antoine Bertolotti alongside

INVESTOR CONFERENCES AND BRIEFINGS

- July/August: **BTIG** Healthcare Conference
- August: **Bioshares** Biotech Summit
- September: **H.C. Wainwright** Healthcare Conference
- November: **Stifel** Healthcare Conference
- November: **Bell Potter** Healthcare Conference

July | August | September | October | November | December



vitiligo advocates Tonja Johnson and Reuben Sam, and another exploring differing global attitudes toward vitiligo in Kenya and the U.S., led by Drs Hannah Wanyika and Faranak Kamangar. Visitors to the Pavillion approached 1,500 with over 500 follow-up visits to the CLINUVEL website.

As part of its ongoing commitment to academic engagement, the Company continued its support of three expert satellite symposia that were held alongside the AAD Meeting: the Photodermatology Society 35th Annual Meeting, the Global Vitiligo Foundation (GVF) Annual Symposium, and the Skin of Color Society (SOCS) Scientific Symposium.

Long-term data on afamelanotide use in EPP patients was presented at the Photodermatology Society Annual Meeting and patient case reports from CUV105 were discussed at the GVF Annual Symposium.

Media Engagements

CLINUVEL engaged in several strategic, high-profile media events during the year. The focus was on CLINUVEL's PhotoCosmetic products and their potential for skin health. A summary of three events is provided below:

Wired Health

CLINUVEL CEO, Dr Philippe Wolgen presented the Company's journey from 'Photomedicine to PhotoCosmetics' on the main stage to an audience of 400+ health care professionals, politicians and biotech founders. There was strong engagement at the event followed by hundreds of website visits and views of the presentation on Wired's YouTube channel.

Financial Times

On 12 June, CLINUVEL partnered with The Financial Times, How to Spend It (FT HTSI) on the third series of 'The Brains of Wellbeing & Beauty'. Dr Wolgen had a thought-provoking discussion on the future of tanning, peptides and beauty with FT HTSI Editor, Jo Ellison. The event was attended by 40 key opinion leaders, founders and press from the UK beauty industry. This influential and engaged network provided a valuable platform to showcase our story.

Business of Beauty Global Forum

The Business of Beauty Global Forum 2026 – now in its fourth consecutive year – saw 150 senior executives, entrepreneurs, creatives, and investors gather at Napa Valley's Stanly Ranch on 24–26 June. Discussions explored the beauty industry's biggest opportunities and challenges. Alongside main-stage programming, guests participated in a series of intimate lunch conversations. Dr Wolgen hosted a discussion with Alice Gividen, Director of Content Strategy at The Business of Fashion on "The Future of Skin Health". Each of these events resulted in high engagement and post-event interest reflected in social media impressions, visits to the CLINUVEL website and questions raised.




CLINUVEL

January
JP Morgan Healthcare Conference

February
Sydney investor briefings

March
Barclays Healthcare Conference
Leerink Partners Healthcare Conference
Melbourne investor briefings

April
Barrenjoey Healthcare Conference

May
H.C. Wainwright Nasdaq Bioconnect Conference
Canaccord Rapid Insights Conference
Frankfurt investor briefing
Sydney investor briefing

June
Jefferies Global Healthcare Conference

Social Media

CLINUVEL's social media activity continued to support visibility, engagement, and stakeholder communication across pharmaceutical, PhotoCosmetic, professional and investor audiences. Across Meta, LinkedIn and X/Twitter, the Company published 998 posts and generated approximately 4.8 million impressions in the year ended 30 June 2026.



Overview

Views:	1.6 million
Reach:	567,800
Watch time:	5h 59m

Message: Step inside CLINUVEL's Pavilion of Photomedicine to experience the energy of AAD 2026 through an exclusive look behind-the-scenes of construction, expert insights from the CLINUVEL team and immersive visuals of guests engaging within the Pavilion.


VITILIGO AND SEX

Overview

Views:	1.1 million
Reach:	428,900
Follows:	548

Message: Living with vitiligo can negatively impact multiple aspects of daily life, including romantic relationships and intimacy. Learn about the real experiences of dating with vitiligo.Through innovative clinical trials, CLINUVEL aims to support the vitiligo community and provide an effective option for those seeking treatment.



Overview

Views:	198,900
Reach:	109,000
Watch time:	4h 31m

Message: Even in winter, UV rays are still at work! Up to 90% of UV can reach your skin, which is why SPF is a year-round ritual, not just for summer. I've added @clinuveldna CYACÊLLE Radiant SPF50+ to my daily routine because it goes beyond sunscreen with polychromatic protection against UVA, UVB and blue light. Plus, the tinted finish makes it the perfect makeup base ✨
✓ UVA + UVB + Blue Light protection
✓ Vegan, non-comedogenic & antioxidant-rich
✓ Tinted finish = flawless & protected
Winter or summer, your skin deserves protection ✨🌞❄️



Overview

Views:	138,100
Reach:	103,800
Watch time:	10h 52m

Message: A quick and easy way to get SPF 50 into your daily routine! Linked in my skincare highlight ✨Cyacêlle Radiant from @clinuveldna just slips into my busy morning routine. I LOVE that it protects against blue light as well as UVA and UVB because I have sensitive skin and need all the protection I can get! UV light also contributes to premature ageing and skin cancer so it's important to protect yourself. The tint means I can skip foundation but still have a flawless base under the rest of my makeup. The result speaks for itself!



Overview

Views:	119,200
Reach:	96,600
Watch time:	3h 50m

Message: Welcome to the Pavilion of Photomedicine. Our doors are now open at #AAD2026 and we're welcoming all attendees to visit the Pavilion to discover the innovative science behind CLINUVEL's success and how the Company plans to advance care for people living with conditions such as vitiligo and erythropoietic protoporphyria. Today, we will be joined by Nurse Kelly Robinson for a candid discussion on the importance of patient engagement. Find the Pavilion of Photomedicine at exhibition space 4131 within the Colorado Convention Center.

Summary

As a result of these activities, more investors have become aware of CLINUVEL's story and expertise in photomedicine, and the potential to treat a wider range of conditions. CLINUVEL is becoming more recognised in medical circles and in households that have a family member with EPP or vitiligo or a conscious focus on skin health. We will continue to strive to communicate our story to a wide range of stakeholders and expand audience reach accordingly in FY2027.





Sustain

CLINUVEL acknowledges the importance of an integrated and consistent approach to the management of Environmental, Social and Governance (ESG) risks and strives to improve all aspects of responsibility for positive outcomes, year on year.


ability

ESG framework and governing principles

The Company's values (outlined on pages 06–11) underpin the practices of the Company and its employees and align to key ESG tenets.

CLINUVEL adheres to the United Nations (UN) Global Compact ten principles of sustainability which cover human rights, labour standards, the environment, and anti-corruption.

CLINUVEL ESG FRAMEWORK

Environmental CONSCIOUS OF OUR WORLD	Recognise climate change Energy management Safe and responsible materials handling No adverse impact on global objectives Supplier standardsz
Social FAIRNESS AND EQUITY	Human rights Freedom of association Equal opportunity Value diversity Work-life balance Training and education Supplier standards
Governance RESPONSIBILITY AND COMPLIANCE	Honesty and integrity Corporate governance Compliance Ethics Supplier standards

UN GLOBAL COMPACT
TEN PRINCIPLES OF SUSTAINABILITY

HUMAN RIGHTS

HUMAN RIGHTS 1 Businesses should support and respect the protection of internationally proclaimed human rights

HUMAN RIGHTS 2 Make sure that they are not complicit in human rights abuses

LABOUR STANDARDS

LABOUR STANDARDS 3 Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining

LABOUR STANDARDS 4 The elimination of all forms of forced and compulsory labour

LABOUR STANDARDS 5 The effective abolition of child labour

LABOUR STANDARDS 6 The elimination of discrimination in respect of employment and occupation

ENVIRONMENT

ENVIRONMENT 7 Businesses should support a precautionary approach to environmental change

ENVIRONMENT 8 Undertake initiatives to promote greater environmental responsibility

ENVIRONMENT 9 Encourage the development and diffusion of environmentally friendly technologies

ANTI-CORRUPTION

ANTI-CORRUPTION 10 Businesses should work against corruption in all its forms, including extortion and bribery

Environmental

CLINUVEL is conscious of the impact of the activities of humanity on the environment and takes a responsible approach to managing its impact on the environment.

CLINUVEL embraces the UN definition of sustainability to meet the needs of the present without compromising the ability of future generations to meet their own needs. Currently, CLINUVEL's activities are conducted by a workforce of less than 100 and the Company does not manufacture its products. Reflecting this, CLINUVEL's current focus is on qualitative initiatives to manage its impact on the environment.

Management is accountable to ensure environmental responsibility across all activities and specifically:

* handling and storage of materials and products;
* sourcing of key inputs and products from contract manufacturers who adhere to World Health Organization (WHO) Good Laboratory Practice (GLP) and the principles of current Good Manufacturing Practice (cGMP), and responsible ESG practices in general;
* conservation of resource and energy use in each of our offices;
* minimisation and management of waste, particularly in our Singapore based Research, Development & Innovation Centre; and
* responsible product packaging.

We are committed to reducing our operational waste and our recycling program is being enhanced by moving towards paperless processes in our operational functions.

With regard to product packaging, CLINUVEL adheres to the environmental standards expected of cosmetic products in the European countries of distribution of CYACÊLLE. In France, for example, CLINUVEL is a member of CITEO which adheres to the principle of Extended Producer Responsibility for household paper and packaging to minimise the waste products produce. A positive start has been made as the primary and secondary product packaging of CYACÊLLE is glass and carton, respectively, and only the cap is made of plastic.

In addition to these initiatives, a split home / office working week in most locations serves to minimise the carbon footprint of employees. Furthermore, employees do not travel frequently to see stakeholders in person and responsibility is vested in senior management to review and approve travel within countries of operation and internationally, to ensure sufficient tangible benefits are realised.

Quantitative measures or metricated targets are not set at this time but will be assessed and introduced as the scale and size of the business increases in the future. CLINUVEL has received support for this approach from a range of investors, including those institutions with an ESG focus.

Currently, CLINUVEL will be required to prepare a Sustainability Report in accordance with AASB S2 Climate-Related Disclosures from 1 July 2027. CLINUVEL is working towards implementing appropriate processes and internal controls over sustainability information by this date.



Social

CLINUVEL's key social contribution is the development and distribution of products for unmet patient and healthcare needs.

The paramount focus of CLINUVEL in terms of social responsibility is on the safety of its products and the wellbeing of patients and personnel.

We ensure our products are safe for human use through thorough research and the minimum non-clinical and clinical studies necessary to ensure safety of our products and obtain regulatory approvals of pharmaceutical products in respective jurisdictions. CLINUVEL is committed to the OECD Replacement Reduction and Refinement Principles for non-human studies and ensures all studies undertaken are responsibly designed and conducted by laboratories certified by internationally recognised and respected bodies. Where scientifically feasible and acceptable to regulators, CLINUVEL prioritises non-animal study approaches.

We use ethics committees for study approval, adhere to OECD Testing Guidelines and the principles of GLP.

We ensure the manufacture of goods and distribution of materials and products are undertaken responsibly and ethically. CLINUVEL works with key suppliers that adhere to global regulatory standards (including GLP and GMP) to ensure the quality of its products.

Afamelanotide, the active pharmaceutical ingredient in SCENESSE® and other products, has a positive safety record from over 25,700 administrations from commercial, clinical, and compassionate uses over more than one and a half decades. A rigorous pharmacovigilance program is also maintained and reported to global regulatory authorities to confirm the real-world experience treating adult erythropoietic protoporphyria (EPP) patients with SCENESSE® (afamelanotide).

Advocacy for Representation and Access

CLINUVEL maintains a range of social commitments across its therapeutic areas. This section highlights the Company's current advocacy work in vitiligo, a disease area that has historically been underserved by both research funding and pharmaceutical investment, and where patient populations are frequently underrepresented in clinical trial design.

Advancing representation in clinical trials

The Company has built representation into the design of its Phase III vitiligo program from the outset. The CUV105 study specifically enrols adolescent and adult patients with Fitzpatrick skin types III to VI – populations that experience a disproportionate psychosocial burden from vitiligo due to the visible contrast between depigmented lesions and darker baseline skin tone, and who have historically been underrepresented in dermatology trials more broadly. With 210 patients enrolled across 37 sites on three continents, and the majority of patients enrolled in the United States, CLINUVEL has prioritised recruitment strategies that reach communities with limited access to clinical research, rather than relying on trial populations that do not reflect the demographics of the disease itself.

Supporting underserved communities: Kenya

Alongside its ongoing clinical trial work in Kenya, CLINUVEL has had the privilege of working closely with local patient groups. The Company recently supported World Vitiligo Day celebrations in Nairobi, engaging directly with the local vitiligo community.

This work reflects a credo the Company holds steadfastly: support for every individual with vitiligo, whether they choose acceptance or change. As CLINUVEL develops new treatment options, its commitment is to ensuring that choice remains entirely the patient's own. In Nairobi, this meant an opportunity to celebrate the local community for who they are, while also bringing hope for a new treatment option on the horizon.



Employee tenure (% of total employees)


Over 10 years 8
5-10 years 13
2-5 years 47
Up to 2 years 32
2020
2021
2022
2023
2024
2025
2026

Nationalities (Number)


40
30
20
10
0
29
2020
2021
2022
2023
2024
2025
2026

More than one language (%)


40
54
51
61
63
68
66
2020
2021
2022
2023
2024
2025
2026

Age composition (%)


80
60
40
20
0
Generation Y (1981-1996)
62
Generation X (1965-1980)
18
17
Baby Boomers (1946-1964)
4
Generation Z (1997-2012)
2020
2021
2022
2023
2024
2025
2026

Our People

CLINUVEL respects the human rights of employees and freedom of association and exceeds the minimum labour standards expected of an employer. The Company's focus is to provide employees: 1) a safe, positive, and flexible working environment to support wellbeing, active interaction and productivity; and 2) competitive performance-based remuneration and employment benefits that enable financial independence and acceptable living standards.

In addition, CLINUVEL recognises the importance of, and provides the opportunity for, positive career development, ensuring succession planning rewards performance and endeavour. This is achieved through Individual Development Plans for all employees and advanced development through the CLINUVEL Academy.

Reflecting the safe working environment provided, there were no injuries or time lost from workplace accidents in FY2026 (nil in FY2025).

Our Diversity Profile

CLINUVEL respects and promotes diversity across our entire workforce and recognises that a diverse workforce contributes to innovation, change and the long-term growth of our business.

Diversity (% female/male)

	Board (including MD) FEMALE	Board (including MD) MALE	Top 7 salaries (excluding MD) FEMALE	Top 7 salaries (excluding MD) MALE	All employees (including BoD) FEMALE	All employees (including BoD) MALE
2026	43	57	29	71	69	31
2025	43	57	29	71	69	31
2024	60	40	57	43	69	31
2023	43	57	57	43	64	36
2022	43	57	57	43	65	35
2021	50	50	57	43	62	38
2020	50	50	57	43	60	40

CLINUVEL is committed to equality of opportunity which applies to all human beings regardless of gender and gender identification, sexual orientation, race and ethnicity, religion and beliefs, disability, age, and socio-economic status and background. CLINUVEL's commitment to, and track record in, treating all employees with equality extends to its interactions with external stakeholders. Diversity in the workforce is a key indicator of an equitable and fair approach to employees. Diversity is continually monitored by the Board.

CLINUVEL takes pride in its leadership on diversity which is represented in gender, age, nationality and use of languages and are illustrated above.

Multiple nationalities and linguistic abilities underly CLINUVEL's diversity beyond gender. The age composition of employees further highlights the diversity of the CLINUVEL team across seasoned and younger personnel at various stages of their career. All are committed to developing their skills and working together in a highly collaborative way to achieve the objectives of the Company, noting the ongoing stewardship of the Company is provided by Generation X and Baby Boomers and the more experienced of Generation Y.

Governance

CLINUVEL recognises the importance of good corporate governance and the role it plays in ensuring business is conducted honestly, fairly, and legally. CLINUVEL is committed to adopting corporate governance policies to achieve the objectives of acting ethically and responsibly, safeguarding integrity in corporate reporting, making timely and balanced disclosures, as well as identifying and managing risks.

The Board of CLINUVEL reviews its policies and governance practices in reference to the eight Principles of Good Corporate Governance (Principles) established by the ASX Corporate Governance Council. The policies and governance practices in place are listed under the Principles below.

The Corporate Governance Protocol and the annual Corporate Governance Statement set out the code of conduct and ethics and other policies to ensure conflicts of interest are avoided, and a culture of honesty and integrity is maintained which concords with the expectation of responsible management of ESG issues. To extend this point, CLINUVEL adheres to a policy of adequate and correct communication within the Group, stipulating earnest and direct interaction with its staff and management.

The Anti-Bribery and Corruption Policy prohibit illicit behaviour, and a Whistleblower Policy protects employees who (and who are encouraged to) report behaviours not aligned with the high standard of ethics and honesty embodied in CLINUVEL's values and culture.

There were no breaches in the Company's Code of Conduct or Whistleblower reports submitted in FY2026 and up to the date of this Annual Report.

Human Resource policies provide guidance on conflict resolution and communication strategies to be deployed. CLINUVEL adheres to communication guidelines which promote open dialogue with those who seek to interact with CLINUVEL on relevant matters of business, and those who act fairly and openly.

CLINUVEL adheres to Disclosure UK, a searchable database which records annual payments and benefits in kind made by pharmaceutical companies to doctors, nurses, and other health professionals, as part of a Europe-wide initiative to increase transparency in the pharmaceutical-health sector.

Supplier standards have relevance across each ESG area. This is explicit in

PRINCIPLE	CLINUVEL POLICY
1. Lay solid foundations for management and oversight	Board Charter Audit & Risk Committee Charter Remuneration Committee Charter Nomination Committee Charter Commercial Committee Charter Diversity Policy
2. Structure the board to be effective and add value	Board Charter Nomination Committee Charter
3. Instil a culture of acting lawfully, ethically, and responsibly	Code of Conduct and Ethics (found in the Corporate Governance Protocol) Whistleblower Policy Anti-Bribery and Corruption Policy Diversity Policy Share Trading Policy Modern Slavery Statement
4. Safeguard the integrity of corporate reports	Audit and Risk Committee Charter
5. Make timely and balanced disclosure	Continuous Disclosure Policy
6. Respect the rights of security holders	Shareholder Communications Policy (found in the Corporate Governance Protocol)
7. Recognise and manage risk	Audit & Risk Committee Charter Risk Management Policy
8. Remunerate fairly and responsibly	Remuneration Committee Charter Securities Trading Policy

CLINUVEL's ESG framework. CLINUVEL accepts the responsibility to understand the ESG practices of its suppliers and to use its relationship with them to influence changes to any behaviours and activities considered necessary to avoid underperformance against minimum ESG standards.

CLINUVEL's suppliers are considered responsible and active in their practice of ESG. CLINUVEL's practice has been to assess this on an ongoing basis from regular interactions and reviews of relationships. CLINUVEL has developed a formal process to assess the adherence of our key suppliers to responsible ESG practices. This focuses on key suppliers based on their ranking in CLINUVEL's annual expenses budget.

As digital technologies become increasingly integral to CLINUVEL's operations, cybersecurity remains a critical pillar of the Company's ESG commitments. CLINUVEL invests in secure systems, resilience planning, and cyber awareness programs to protect sensitive information, support operational continuity, and maintain stakeholder confidence. Cyber risks are subject to regular oversight by senior management.

CLINUVEL's Corporate Governance Statement and policies can be found on the Company website https://www.clinuvel.com/about/corporate-governance/.



Summary

The Company's commitment is to continue to evolve and improve ESG practices as an integral part of its focus on continuous improvement and in line with the Company's growth and expansion.



Annual Results



Directors' Report

The Directors of the Board present their Report on the Company for the financial year ended 30 June 2026 and the Auditor's Independence Declaration thereon.

Key information on the Directors is summarised below:

Jeffrey Rosenfeld, AC, OBE, MBBS, MS, MD, FRACS

Non-Executive Director
Appointed Non-Executive Director: 26 November 2019
Appointed Chair of the Board: 1 January 2024

Committee Membership: Member of the Audit and Risk Committee; Member Remuneration Committee; Chair of the Nomination Committee.

Current Directorships and Other Interests: Board Chair, New Medical Education Australia Ltd; Representative Honorary Colonel, Royal Australian Army Medical Corps; Emeritus Professor, Monash University; Board Member, Spirit of Australia Foundation.

Other Listed Company Directorships (last 3 years): None.

Relevant Interest in Shares and Performance Rights: Shares 3,148; Performance Rights – NIL.

Philippe Wolgen, MBA, MD

Chief Executive Officer
Appointed Director: 1 October 2005
Appointed Chief Executive Officer: 28 November 2005

Committee Membership: None.

Current Directorships and Other Interests: None.

Other Listed Company Directorships (last 3 years): None.

Relevant Interest in Shares and Performance Rights: Shares 3,425,222; Performance Rights – NIL.

Karen Agersborg, DO, FACOI, FACE

Non-Executive Director

Appointed: 29 January 2018

Committee Membership: Member of the Remuneration Committee; Member of the Nomination Committee.

Current Directorships and Other Interests: Fellow of the American Association of Clinical Endocrinology.

Other Listed Company Directorships (last 3 years): None.

Relevant Interest in Shares and Performance Rights: Shares 13,833; Performance Rights – NIL.

Susan Smith, Dipl ClinRisk

Non-Executive Director
Appointed: 23 September 2019

Committee Membership: Chair of the Remuneration Committee; Member of the Nomination Committee, Member of the Commercial Committee.

Current Directorships and Other Interests: Director of HCA Hope Fund UK.

Other Listed Company Directorships (last 3 years): None.

Relevant Interest in Shares and Performance Rights: Shares 420; Performance Rights – NIL.

Matthew Pringle, BCom, FCPA, FCA, FGIA, FCIS, GAICD

Non-Executive Director
Appointed: 6 September 2024

Committee Membership: Chair of the Audit & Risk Committee; Member of the Commercial Committee.

Current Directorships and Other Interests: None.

Other Listed Company Directorships (last 3 years): Director of Navalo Financial Services Group Limited (ASX:PYR), until 30 June 2025.

Relevant Interest in Shares and Performance Rights: Shares NIL; Performance Rights – NIL.

Guy van Dievoet, LLB, EMM, CEFA

Non-Executive Director
Appointed: 6 September 2024

Committee Membership: Member of the Audit & Risk Committee; Chair of the Commercial Committee.

Current Directorships and Other Interests: None.

Other Listed Company Directorships (last 3 years): None.

Relevant Interest in Shares and Performance Rights: Shares NIL; Performance Rights – NIL.

Pearl Grimes, MD

Non-Executive Director
Appointed: 6 September 2024

Committee Membership: Member of the Nomination Committee; Member of the Commercial Committee.

Current Directorships and Other Interests: Director of Vitiligo and Pigmentation Institute of Southern California, Director of Grimes Institute for Medical and Aesthetic Dermatology.

Other Listed Company Directorships (last 3 years): None.

Relevant Interest in Shares and Performance Rights: Shares NIL; Performance Rights – NIL.

More information on the relevant skills and biography of the current Directors is provided in the feature on pages 40–47 of this Annual Report.

Information on Company Secretary

Claire Newstead-Sinclair (BBus (Acc), CA, Fellow of AGIA)

Company Secretary
Appointed: 6 August 2024

Meeting of Directors

The following table summarises the number of and attendance at all meetings of Directors during the financial year:

Director	Board		Audit & Risk		Remuneration		Nomination		Commercial	
	A	B	A	B	A	B	A	B	A	B
Dr P Wolgen	8	8	0	0	0	0	0	0	0	0
Dr K Agersborg	8	8	0	0	6	5	0	0	2	1
Mrs S Smith	8	8	0	0	6	6	0	0	2	2
Prof J Rosenfeld	8	8	4	4	6	6	0	0	2	2
Mr M Pringle	8	8	4	4	0	0	0	0	2	2
Mr G van Dievoet	8	7	4	2	0	0	0	0	2	1
Dr P Grimes	8	8	0	0	0	0	0	0	0	0

Column A indicates the number of meetings held during the period the Director was a member of the Board and/or Board Committee.
Column B indicates the number of meetings attended during the period the Director was a member of the Board and/or Board Committee.
Note: The Managing Director is not a voting member of the Committees and may attend on invitation only.

Principal Objectives and Activities

CLINUVEL PHARMACEUTICALS LTD (CLINUVEL) is a global biopharmaceutical company focused on developing and delivering innovative therapies for patients with genetic, metabolic, and dermatological disorders. The Company's portfolio is centred around melanocortin peptides, with programs advancing in photomedicine and vitiligo. CLINUVEL is listed on the Australian Securities Exchange (ASX: CUV) and the Nasdaq Stock Market (Nasdaq: CUVL).

CLINUVEL's lead therapy, SCENESSE® (afamelanotide 16mg), is approved for commercial distribution in Europe, the U.S.A., Canada, Israel, and Australia as the world's first systemic photoprotective drug for the prevention of phototoxicity (anaphylactoid reactions and burns) in adult patients with erythropoietic protoporphyria (EPP).

The principal activities of the Group during the 12 months to 30 June 2026 (FY2026) were to:

- manufacture and commercially distribute its prescription pharmaceutical SCENESSE® in Europe and the U.S. for the treatment of the rare, genetic metabolic disorder, EPP;
- research and develop SCENESSE® and other formulations of afamelanotide as medicinal therapies to treat severe disorders, including vitiligo and porphyrias;
- develop and manufacture NEURACTHEL® (adrenocorticotropic hormone; ACTH) in various formulations, to target neurological, endocrinological, and degenerative disorders;
- research, develop, manufacture and pre-launch non-prescription, PhotoCosmetic products for individuals and populations at highest risk of exposure to ultraviolet (UV) and high energy visible (HEV) light, and in need of assistance in DNA repair and melanogenesis of the skin;
- develop and investigate new pharmaceutical formulations melanocortin technology for the treatment of a range of disorders; and
- expand the Group by identifying and attracting new opportunities and professional talent.

There has been no significant change in the nature of the Group's activities during the financial year.

The long-term financial objective of the Group is to maximise company value through the development and distribution of treatments to patients and special populations in society, focusing on those who are unattended or unaddressed. The key to long-term sustainable performance is to continue targeted development of a portfolio of assets centred around its innovative pharmaceutical product SCENESSE® and other melanocortin technologies – and their successful commercialisation, manufacture, and distribution – whilst maintaining financial discipline and stability.

Operating and Financial Review

Highlights of the Company's key activities and operational outcomes for the year ended 30 June 2026 are summarised below:

SCENESSE® - World's First Photoprotective Drug

Distribution

- Doses of SCENESSE® administered in EPP rose to more than 21,000 implants.
- North American Specialty Centers increased to 134 – 129 in the U.S. and five in Canada – as of 30 June 2026.
- Over 100 U.S. insurers maintained.
- Continued to treat patients in Canada under a special access scheme. Submission to Health Canada for marketing authorisation (filed October 2024, validated December 2024) was granted 13 July 2026.

New Jurisdictions

- Colombia – efforts to identify and qualify EPP patients for treatment continued with partner, Valentech.
- Argentina – work continued to progress the distribution agreement with Diligens Salud SA.

Dosage Frequency

- In September 2025, the European Medicines Agency (EMA) approved an amendment to the SCENESSE® label in the EU, allowing for year-round treatment of EPP patients (up to six implants per annum).
- This harmonises the approved label of SCENESSE® in Europe and the U.S.

Treatment of Adolescents

- A cohort of adolescent and paediatric patients continued to receive treatment during the year, fully reimbursed by health insurers, under the care of expert physicians in Europe.
- The study results of CUV052 – which showed adolescents aged 12 to 17 years experienced similar safety and controlled-release profiles as adult EPP patients – were submitted to the EMA during FY2026. We have updated prescribing information and risk management plan, ahead of compilation of a new submission in 2027 to seek approval to treat adolescents.

Melanocortin – Drug Pipeline

- The manufacturing process of NEURACTHEL® Instant was validated in December 2025. Three consecutive GMP batches were produced, supported by stability data, confirming a reproducible and reliable process required for registration. A long-term partnership is in place which ensures a consistent and GMP-compliant supply of NEURACTHEL® Instant. Sufficient stock is available for clinical use, pending regulatory approval.
- CLINUVEL is pursuing national approvals for NEURACTHEL® Instant in key European markets with known demand, enabling a targeted commercial rollout and scalable approach. The first submission to European regulator is expected by the end of 2026.

Clinical Programs – Advanced

Vitiligo

- In September 2025, three case reports demonstrating the extent and stability of repigmentation in darker skin type patients in the Phase III vitiligo study, CUV105, were presented to the European Academy of Dermatology and Venereology Conference in Paris, France.
- In January 2026, four new cases reporting further positive clinical observations, were presented to the 31st Regional Dermatology Training Center (RDTC) Continuing Medical Education Conference in Moshi, Tanzania.
- Treatment and follow-up stages of CUV105 (n=210), were completed by the end of the financial year.
- Data analysis and cleansing is ongoing with the announcement of topline results of the study planned by the end of 2026.
- Design of the pivotal Phase III vitiligo study, CUV107 (n=300), continued during the year, concurrent with regulatory interactions.
- After 12 months of interactions, the EMA provided its final scientific advice in April 2026 on the CUV107 study. The EMA emphasised its "totality of evidence" approach, agreed with centralised photographic review and validated disease assessment tools, and confirmed the benefit of focus on vitiligo patients with Fitzpatrick skin types IV-VI. This progresses us toward the commencement of the CUV107 study by the end of 2026.

Controlled-release liquid peptide platform

- Culminating a decade of in-house research, CLINUVEL announced in September 2025 that new pharmaceutical formulations had been developed for controlled-release liquid peptide drug delivery platforms (VLRX-L).
- Melanocortins are the initial focus of peptide formulations which facilitate flexible dosing by adjusting the injection volume for delivery of peptides to infants, children, and adults, according to body weight.
- In January 2026, dosing commenced in a preclinical study focused on safety and kinetics with promising results announced in August 2026 and a further preclinical study planned to commence in Q1 2027.

Variegate porphyria (VP)

- CUV053, a pivotal study on SCENESSE® for VP has been deferred to give priority to the vitiligo clinical program. The study will be reassessed at a later time.

PhotoCosmetic – Products

- Over the past year, CLINUVEL has been focused on:
  - Pre-marketing events to increase awareness of the PhotoCosmetic product range in the health and skin conscious population.
  - Ongoing formulation and manufacturing development work on the M-lines, "Preserve" and "Bronze".
- We advised the market in March 2026 that the plan to launch M-line PhotoCosmetics has been extended to 2027 to enable the vitiligo program to be prioritised.

The financial highlights of the Company for the year ended 30 June 2026 are presented in the following table:

Consolidated Entity		A$ million	Change
Total Revenues, Interest and Other Income		101.153	Down 4%
Total Expenses		53.493	Down 0.5%
Net Profit before income tax		47.660	Down 8%
Profit after income tax expense		33.917	Down 6%
Cash and cash equivalents and Cash held in term deposits		252.055	Up 12%
Basic Earnings per Share	$	0.68	Down 6%
Net Tangible Assets backing per Share	$	5.35	Up 12%
Dividend distribution per Share	$	0.05	Stable

A review of the Company's operations and information on the financial results is contained in the features on pages 54–63 of this Annual Report.

Material Business Risks

The following specific business risks are periodically reviewed by the Board and management, as these have the potential to affect the Group's business strategy, financial position or future performance. It is not possible to identify risk that could affect the Group's business, and the actions taken to mitigate these risks cannot provide absolute assurance that risks will not materialise. This list is not exhaustive. Key Financial Risks are set out in the Notes to the Financial Statements (Note 20).

Risk	Description	Mitigation Strategies
Patient Safety & Product Quality	Despite obtaining marketing authorisations, the approved products may ultimately prove not to be safe and/or of clinical benefit.	The Company has established a comprehensive pharmacovigilance system and conducts intense and continuous safety monitoring, evidenced by the risk management commitments agreed with the European Medicines Agency for the long-term follow-up of patients treated with SCENESSE®. The Company adheres to global Good Pharmacovigilance Practice (GVP) and Good Clinical Practice (GCP) standards. The Company also works with key opinion leaders to ensure it responds to any evidence supporting a change to the clinical relevance or change to the safety profile.
Supply	Manufacturing processes may result in product batches not meeting minimum specifications, or raw material components not being sourced to specification. The manufacturing process may encounter process issues not previously identified and controlled, and there may be non-controllable disruptions to the operations of the products' contract manufacturers. These factors may lead to delay or non-supply of product and/or adverse regulatory outcomes.	This risk has a high degree of non-controllability, and switching costs would come with potentially long lead times and significant expense. The Company works very closely with its suppliers to ensure scheduling fits forecast requirements and that the manufacturing processes are actively monitored and managed. New suppliers are subject to due diligence processes and relationships are developed with regulatory agencies to support the Company in the event of supply chain disruption. The Company complies with Good Manufacturing Practice (GMP) that includes regular audits of third-party vendors and suppliers. Insurance protection for stock loss is in place.
Clinical & Regulatory	Clinical trials may not yield the expected and desired results for the investigational medicinal product(s) to obtain further regulatory approvals.	Every clinical trial undergoes a design process involving third party experts, primary investigators, and the Company's R&D experts, but also on occasions regulatory input, to give each trial the best opportunity to deliver valuable outcomes. A framework is in place to ensure all clinical trials are actively monitored, the sites are adequately trained and supported, patients are recruited and retained, and data is efficiently and accurately analysed. In recent years, there has been less reliance on third-party providers by bringing data analytical functions in-house.

Product Innovation & Market Competition	New entrants could access the same market to directly compete with CLINUVEL's products. CLINUVEL's business could be adversely impacted if new products to the market claim or are proven to be safer and/or more effective and are priced lower than CLINUVEL's products.	The Company is investing in its R&D to investigate and develop new formulations and make improvements to the existing formulation. To de-risk its reliance on one market segment it is investigating afamelanotide and related molecules as potential therapies in new markets.
Market Access	Third-party payors may not provide insurance coverage or may not be willing to accept the prices agreed with other third-party payors which could adversely affecting revenues and profitability. Furthermore, changes in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.	To address this risk, the Company ensures as part of its drug pricing negotiations that it can demonstrate the value of the clinical benefit of the drug and its impact on a patient's quality of life, supported by benchmarking analysis and health economic assessments. External assistance is also used where necessary. This risk could be exacerbated by new market entrants (see above) which may see further pressure to lower prices.
Intellectual Property	Future sales could be impacted to the extent there is not sufficiently robust patent protection across the Company's product portfolio to prevent competitors from entering the marketplace with 'generic' versions of the Company's approved products. Competitors infringing the Company's IP rights may adversely impact the Company's ability to maximise the value to be made from product commercialisation.	The Company has created a portfolio of patents and trademarks across various jurisdictions and has utilised regulatory laws enabling market exclusivity that has enabled relatively strong IP protection. It has worked closely with experienced specialists and advisors internationally over many years and it continues to fortify its portfolio by applying for new patents arising from new knowledge gained during its research and development. It protects Company knowhow with appropriate contractual agreements.
Funding	Cash outflows from CLINUVEL's operations over the long-term may be higher than cash inflows over the long-term as the Company continues clinical research and furthers product development. The ability for the Company to successfully bring its products to market and achieve consistent positive cash flow is dependent on its ability to maintain revenue streams and to access sources of funding as required while containing its expenditures.	The ability to access additional funding through debt and capital markets, and the competitive terms to obtain the funding, can be dependent on macroeconomic and other factors outside the Company's control. Should additional funding not occur, other measures could be deployed as appropriate, including reducing the scope of business operations. Additional information on the management of its foreign currency and credit risk can be found in Note 20 to the financial statements. Primarily, the Board has instigated a strategy whereby the Company is maintaining a cash level to mitigate longer-term funding risks. A liquidity buffer also ensures the Company is able to retain specialised talent, providing the professionals security and confidence in the Company's financial management.
People & Culture	The corporate strategy could be impacted adversely if the Company was not able to retain its specialised knowledge, skill and areas of expertise from its key members of management, staff and/or Directors.	The Company continually reviews its remuneration, reward, retention options and training to ensure it remains a competitive and attractive employer in a tight labour market. Strategies to promote staff retention include eligibility to participate in Bonus and Equity Plans after an initial period of service has passed, and participation in specialist training and scholarship programs to develop the careers of performing staff. Staff benefits are constantly reviewed to ensure market attractiveness and competitiveness. The Board has instituted a CLINUVEL Academy, providing and sponsoring advanced training and learning opportunities to eligible talent within the Company.
Privacy & Cyber Security	A breach of the Company's IT systems has the potential to disrupt critical business processes, leading to a loss in privacy, loss in commercially sensitive data and/or reputational damage to the Company.	The privacy and security of the Company's data, including that of the Company's patients and employees, is a top priority. This risk cannot be comprehensively eliminated however, the Company has a proactive approach in place to safeguard the Company's operating systems including multifactor authentication, firewalls, phishing identification software, cloud hosted solutions and regular data back-ups which are regularly maintained and reviewed.

Dividends Paid or Recommended

Declared & paid in 2024/2025	Cents per Share	Amount	Date of Payment
Final	5.00	$2,505,892	19 September 2025

On **27 August 2026**, the Board of Directors declared a fully franked dividend of $**0.05** per ordinary share in relation to the full year ended 30 June 2026.

Changes in The State of Affairs

The Directors are not aware of any matter or circumstance not otherwise dealt with in this report that has significantly or may significantly affect the operations of the Group.

Significant Events after the Reporting Date

There has not been any matter, other than reference to the financial statements that has arisen since the end of the financial year that has affected or could significantly affect the operations of the Group, other than:

- On 20 July 2026, the Company completed an uplift of its Level I American Depositary Receipts to Level II American Depositary Shares by commencing trading (as CUVL) on the Nasdaq Stock Market in the U.S.
- On 27 August 2026, the Company announced it is considering a listing of all of its ordinary shares on the Nasdaq Stock Market under a foreign entity and delisting its ordinary shares from the Australian Securities Exchange (ASX).
- On 27 August 2026, the Board of Directors declared a franked dividend of $0.05 per ordinary share.

Likely Developments and Expected Results

The Company is on an expansion path to transform into a highly integrated and diversified biopharmaceutical group. This is expected to result in a company with the ability to sustain higher long-term profitability and performance for the benefit of all stakeholders.

The likely developments to expect on the integration and diversification of the Group are:

Integration

- Maintenance and development of existing in-house functions
- Continued advance of the activities of the Communications, Branding & Marketing Division
- Assessment of options for self-manufacturing of next generation products, including acquisitions

Diversification

- Advancement of the product development program
- Continuation of existing clinical programs and release of results
- Announcements of new indications of focus and clinical programs necessary to achieve regulatory approvals

The "Operating Review" and "Financial Review" (on pages 54-63) in this Annual Report details the type of developments and outcomes that occurred in FY2026 as the Company advanced its expansion plans. The feature on "Three-Year Plan" (on pages 64–67) in this Annual Report sets out likely developments and outcomes expected in FY2027 and beyond as the Company's expansion continues.

Environmental Regulation and Performance

The Group's operations are not regulated by any significant environmental regulation under a law of the Commonwealth, or of a State or Territory, or of any other jurisdiction. CLINUVEL is conscious of the impact of mankind on the environment and aims to be a responsible corporate citizen adhering to sound practices on Environmental, Social and Governance (ESG) matters. An update on these practices is provided in the feature on pages 74–83 of the Annual Report.

Rounding of Amounts

The Group is a type of company referred to in ASIC Corporations (Rounding in Financial/Directors' Reports) Instrument 2016/91 and therefore the amounts contained in this report and in the financial report may have been rounded to the nearest $1,000,000 or, in most other cases, to the nearest dollar.

Indemnification of Directors, Officers and Auditors

During the financial year, the Group paid a premium in respect of a contract insuring the Directors, Company Secretaries and Officers of the Group against a liability incurred as a Director, Company Secretary or Officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the coverage and the amount of the premium.

The Group has not otherwise, during or since the financial year, indemnified or agreed to indemnify a Director, a Company Secretary, an Officer or auditor of the Group or any related body corporate against a liability incurred as such a Director, Company Secretary, Officer or auditor.

Directors' Benefits and Interest in Contracts

Since the end of the previous financial year no Director has received or become entitled to receive a benefit (other than a benefit included in the total amount of emoluments received or due and receivable by Directors shown in the financial statements and the Remuneration Report), because of a contract that the Director or a firm of which the Director is a member, or an entity in which the Director has a substantial interest has made with a controlled entity.

Further information on these contracts is included in Note 18 to the financial statements.

Grant Thornton

Grant Thornton Audit Pty Ltd
Level 22 Tower 5
Collins Square
727 Collins Street
Melbourne VIC 3008
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Melbourne VIC 3001

T +61 3 8320 2222

Auditor's Independence Declaration

To the Directors of Clinuvel Pharmaceuticals Limited

In accordance with the requirements of section 307C of the *Corporations Act 2001*, as lead auditor for the audit of Clinuvel Pharmaceuticals Limited for the year ended 30 June 2026, I declare that, to the best of my knowledge and belief, there have been:

a no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b no contraventions of any applicable code of professional conduct in relation to the audit.

Grant Thornton Audit Pty Ltd
Chartered Accountants

B A Mackenzie
Partner – Audit & Assurance

Melbourne, 27 August 2026

Remuneration Report

The Remuneration Report forms part of the Directors' Report and provides information about the remuneration practices, policies and outcomes of CLINUVEL PHARMACEUTICALS LTD for its Directors and Other Key Management Personnel for the year ended 30 June 2026.

In accordance with the Corporations Act 2001 (Cth, "Corporations Act") for the Company and its controlled entities ("the CLINUVEL Group"), this report has been audited by independent auditor Grant Thornton Audit Pty Ltd.

The Remuneration Report is set out under the following main headings:

A. Introduction by the Chair of the Remuneration Committee

Dear Shareholder,

On behalf of the Remuneration Committee (the Committee), I am pleased to present the Remuneration Report for the year ending 30 June 2026. This introduction covers:



- policies and practices of the Committee;
- the Company's approach and framework in relation to the remuneration of Executives;
- our actions in response to the first strike received against the 2025 Remuneration Report at the 2025 Annual General Meeting (AGM);
- discussion of specific factors determining pay for performance; and
- executive remuneration outcomes for FY2026 and FY2027.

Governance Policies and Practices

The Committee is accountable for the implementation and supervision of CLINUVEL's remuneration policies and practices in relation to the Managing Director (MD), Executive Key Management Personnel (KMP) and Non-Executive Directors (NEDs). The Committee is tasked to review specific aspects and performance of the key management team annually as outlined in Section C of the Report.

Remuneration Approach and Rationale

CLINUVEL is a global corporation earning all revenues and employing more than 83% of its staff outside Australia, including six of our nine executives. The Board firmly acknowledges that since staff and executives are recruited and retained in the highly competitive global labour market, CLINUVEL cannot justify limiting its benchmarking and consequent setting of executive remuneration levels and structure against Australian companies only. Our approach compares executive remuneration to a peer group dominated by international companies. As outlined in Section F, these companies are selected across a range of criteria – similar complexity and innovative focus, size and scale, technical and specialised skills, market capitalisation, milestones and achievements, and risk profile. For the 2026 Remuneration Report, the comparable group consists of 40 companies – 28 U.S. listed and 12 Australian listed (the same number and split as FY2025).

We note that proxy advisors make recommendations based solely on comparisons of CLINUVEL's executive remuneration to Australian peers. This approach not only lacks creativity but is not grounded in reality for a global company like CLINUVEL for which the majority of our operations (including all revenue generation), staff, and shareholder base are based outside of Australia. We encourage all shareholders to consider the 2026 Remuneration Report in this context.

Summary of Performance 2026

As presented in the Financial Highlights feature of the 2026 Annual Report, CLINUVEL posted a solid outcome across revenues, profit, net cash flow, and cash reserves in the financial year ended 30 June 2026. This year completed a decade in which the Company has built a profitable business and a solid base to expand the product range and indications treated for long-term sustainability. These initiatives further expand the distribution of SCENESSE® for EPP, enable the treatment of vitiligo and conditions of the central nervous system, the development of a controlled-release liquid peptide platform, and the distribution of PhotoCosmetics for the general population.

The Company has now achieved a decade of positive performance outcomes	
Revenues growth	10-year CAGR of 31%
Pre-tax profit growth	9-year CAGR of 24%
Dividends	nine consecutive years
Cash Reserves	increased annually to A$252m as of 30 June 2026

As detailed in Section F, CLINUVEL has performed relatively well against the comparable peer group on key measures of total shareholder return, revenues growth, and earnings per share growth over multiple years, and the latest period available for return on equity.

Pay for Performance and Consideration of a Weak Share Price

Section G outlines how executive remuneration is assessed against a wide range of short- and long-term, strategic, financial, and operational criteria. This extends to prudent management of risk and market value. Achievement of positive financial results is important as this enables the execution of the Company's strategy. Progress of milestones across the initiatives of the Company is also important for long-term sustainability. The share price is a consideration but not paramount.

The Chair has been transparent to acknowledge our shared disappointment in the weakness of the share price despite our ongoing positive performance. The MD has also highlighted the breakdown in the traditional relationship between the Company's performance and its share price in past AGM addresses. It is the Committee's view that we must ensure remuneration is tied to performance of the business, and that foundational periods of growth – where other targets are met but not valued in capital markets – are not used as an excuse to arbitrarily reduce executive compensation but can align the interests of shareholders and executives. This has been demonstrated, in part, by the restructuring of Performance Rights plans in which all staff – except the Managing Director – have taken part in recent years. We see this mixture as the right way to retain talent, with adjustments according to the challenges posed by external factors.

Response to First Strike Against the 2025 Remuneration Report

The vote against the 2025 Remuneration Report constitutes a first "strike" under Section 250U of the Corporations Act 2001. Proxy voting received prior to the 2025 AGM indicated this would be the outcome, and I took the opportunity at the AGM to outline the Committee and Board's views on remuneration, reflected above.

Meetings with proxy advisors and investors, particularly institutional investors, during the year explained the rationale for our approach and shared the outcome of our peer group comparison that overall executive remuneration was below the median of the group and performance was highly ranked amongst the group. Proxy advisors advised us they are unable to make exceptions for CLINUVEL's international nature and will continue with their Australia only comparisons. This is disappointing and reflects an effective fettering of Australian companies in their attempts to compete globally. Shareholders do not have to follow this narrow and inflexible approach.

As required by the Corporations Act, in the event of a second strike (of more than 25% of the issued shares voted) against the 2026 Remuneration Report, a spill resolution needs to be put to the Meeting. If more than 50% of votes are cast in favour of a spill resolution, an Extraordinary General Meeting is required to be held to elect a new Board of Directors, excluding the MD. This process is value destructive, creating unnecessary disruption and distraction for a company which continues to make progress elsewhere.

Executive Remuneration Frameworks and Outcome FY2026

Section D outlines the components of the KMP Executive and MD remuneration frameworks, including fixed based remuneration (FBR), short-term incentives (STI), and long-term incentives (LTI). FBR also includes non-monetary benefits such as health insurance, accommodation, relocation, travel, and statutory benefits. STI is awarded based on achievement of a range of strategic Key Performance Indicators (KPIs). LTI are provided to eligible staff through Conditional Performance Rights (PRs) but have not been issued to the MD since FY2019.

Summary of MD's remuneration package FY2026	
FBR	€1,285,225
STI	Up to 100% of FBR
Retention Payment	€835,126
LTI	Nil

Section J details the remuneration of KMP in the financial year ended 30 June 2026. Payments made to the MD during the year are also provided (and summarised in the adjacent table). It should be noted:

- STI KPIs are set at a stretch, and this is reflected in the award of 61.25% in 2026, 55% in 2025, and 60% in 2024 and 2023 of FBR, which constitutes the maximum opportunity.
- the MD's LTI is nil. PRs were last issued to the MD in FY2019 and were converted to shares in November 2023. No new PRs have been issued to the MD since 2019.

The MD's FBR was at the upper end of the comparable peer group and overall remuneration was below the median of the peer group. The level of FBR reflects the length of tenure and performance of the MD over more than two decades, taking the Company from the research and development phase to the commercial phase of operations.

CEO Remuneration Package 2027

On 2 July 2026, the Company announced the extension of the CEO's employment agreement from 1 July 2026 to 30 June 2029. The terms of the agreement are summarised in the adjacent table. FBR is subject to annual review and STI is assessed against a range of KPIs. There is no retention payment and no LTI has been implemented.

Summary of MD's remuneration package FY2027	
FBR	€1,313,990
STI	Up to 100% of FBR
Retention Payment	Nil
LTI	Nil

Summary

The Remuneration Report for the financial year ending 30 June 2026 is presented in the pages that follow.

Given CLINUVEL's global nature, the Board's judgement is to make comparisons of executive remuneration and performance to a comparable, internationally dominated peer group. Against an extensive comparable peer group, the MD's overall remuneration is below the median. Whilst the MD's FBR is relatively high amongst the peer group, the Board justifies this in relation to the long-term tenure and performance of the MD. Over the course of two decades, the MD has led the transformation of the Company from a loss-making, R&D focused biotech to a highly profitable, expanding biopharmaceutical with significant potential to yet again transform its financial profile over the next three to five years. The Company has performed relatively well in comparison to the peer group on total shareholder returns over 10 years (ranks 8 out of 41 companies), revenues growth over 10 years (ranks 6), earnings per share over 7 years (ranks 10) and latest period return on equity (ranks 9).

Your support for the 2026 Remuneration Report is recommended.

Yours sincerely,

Sue Smith
Chair of the Remuneration Committee
CLINUVEL Group

B. Non-executive Directors and Key Management Personnel (KMP)

KMP has the meaning given in the Accounting Standard AASB 124 and who together have the authority and responsibility for planning, directing and controlling the activities of the Group, being:

Name	Position	Term as KMP
Non-Executive Directors		
Dr K Agersborg	Non-Executive Director	Full Year
Mrs S Smith	Non-Executive Director	Full Year
Prof J Rosenfeld	Non-Executive Chair	Full Year
Mr M Pringle	Non-Executive Director	Full Year
Mr G van Dievoet	Non-Executive Director	Full Year
Dr P Grimes	Non-Executive Director	Full Year
KMP		
Dr P Wolgen	Managing Director and Chief Executive Officer (CEO)	Full Year
Mr L Hay	Chief Operating Officer (COO)*	Full Year
Dr D Wright	Chief Scientific Officer (CSO)	Full Year
Mr P Vaughan	Chief Financial Officer (CFO)	Full Year

*Acting CEO, from 18 March 2025 to 30 September 2025.

C. Remuneration Governance

1) Remuneration Committee

The Board have mandated the Remuneration Committee to assist and advise on determining an appropriate remuneration framework and policies for its KMP over time, taking account of the relationship between pay and performance, and the results of any evaluations or review processes. The Board has also provided a mandate to the Remuneration Committee to provide advice on setting salaries and fees, short- and long-term incentives and employment terms and conditions for its key executives, and on Non-Executive Director fees.

The Remuneration Committee makes specific remuneration recommendations to the Board on the overall remuneration structure of the Company's KMP ensuring that:

- the remuneration structure of the Company's KMP is aligned with the fiduciary duties of the Board and is in the best interests of Company shareholders and stakeholders taking account of both the Company's strategies and its risks;
- the level and composition of remuneration structure offered is competitively attractive to responsibly attract, retain, and motivate the high calibre professionals uniquely specialised within our industry to achieve the long-term growth and success of the Company;
- an appropriate mixture of total fixed remuneration, and clearly defined at-risk short and long-term incentives, are offered as part of an overall remuneration package to underpin the relationship between remuneration and the Company's strategic performance;
- the levels and structure of remuneration are benchmarked against relevant international peers and considered against global employment market conditions; and
- the Company gives due consideration to applicable legal and governance practice requirements.

Further information regarding the methods used by the Remuneration Committee to assess Board and KMP performance is disclosed in the Corporate Governance Protocol.

2) Remuneration Recommendations

Under the provisions of the Committee's Charter, the Committee may engage the assistance and advice from external remuneration firms which could include legal specialists, remuneration advisors and/or proxy advisors. Any recommendations made by remuneration consultants are provided directly to members of the Committee to ensure no undue influence is exerted by any executive.

During the financial year ended 30 June 2026, the Remuneration Committee implemented the recommendations of remuneration advisors on the remuneration of Non-Executive Directors. Under the definition of the Corporations Act, no remuneration recommendations were obtained during the financial year on the remuneration of the MD and KMP.

3) Voting and feedback at the Company's last Annual General Meeting

At the 2025 Annual General Meeting (AGM), 63% of the votes cast (including votes at the proxy's discretion) were against the adoption of the FY2025 Remuneration Report with the other 37% voting in favour of its adoption. The resolution was not carried, and as the vote against the Remuneration Report was greater than 25% of the votes cast, this constituted a First Strike under the Corporations Act.

At the 2025 AGM, the Chair of the Remuneration Committee explained the Company's approach to the setting of executive remuneration in the context of the international labour market, the setting of challenging KPIs for the award of incentives, and appropriate benchmarking of remuneration and performance to comparable peers. These determinants of the MD's remuneration package are reinforced in this year's Remuneration Report.

The KPIs appliable to the award of STI to the MD are outlined and the MD received no LTI. The MD's remuneration structure was simplified in FY2024 with the cessation of all LTIs. Following issuance of PRs to the MD in 2019 and their expiration in November 2023, the MD has not been eligible to receive a LTI. This does not accord with market practice. The Board approved a Retention Payment to continue the MD's employment for the one-year period to 30 June 2026. The terms of the extension of the MD's employment agreement to 30 June 2029 does not include a Retention Payment.

As required by the Corporations Act, a spill resolution needs to be put to 2026 AGM in the event a second strike (of more than 25% of the issued shares voted) is recorded against the Remuneration Report in 2026. If more than 50% of votes are cast in favour of a spill resolution, an Extraordinary General Meeting is required to be held to elect a new Board of Directors, excluding the MD. Recognising the disruption and distraction that such a process would cause for this successful and high performing company, its staff, shareholders and stakeholders and its continuity, the Board of Directors recommends shareholders vote against any spill motion at the 2026 AGM.

D. Remuneration Approach & Rationale

The Remuneration Committee ensures that the Company's remuneration practices align with shareholder and stakeholder interests, remain transparent, and support the short- and long-term strategic objectives of the Group. Delegated by the Board of Directors, the Remuneration Committee aims to:

i. attract specific expertise and talent,
ii. retain valuable key management,
iii. train, and invest in the next generation of key managers in critical areas of the business, and
iv. align the interest of management with those of shareholders.

Given the Company's specific life science technologies and focus, complexities in obtaining a therapeutic outcome and extremely high level of failure-rate in the sector (biopharmaceuticals), the inherent risk within the industry of developing first-in-class drug products, remuneration principles are intentionally focused towards securing the longer-term employment of KMP, staff and Directors within the Group to ensure retention of experienced industry professionals with intrinsic Company knowledge and expertise.

1) Summary Remuneration of KMP & MD

The current progress and success of the Company need to be taken in the context of previously unsuccessful managerial attempts to develop the targeted melanocortin technologies for commercial use. To mitigate the risk and provide a strong platform to achieve meaningful progress, the Board of Directors has overseen a distinct business model to ensure operational skills are retained in-house where possible, and many management responsibilities are concentrated between the MD and the KMP. The MD has the responsibility of guiding and overseeing the execution of the overall corporate strategy, the Group's risk management and has global responsibility for the safety aspects of the lead's drug technology.

The Group's KMP are responsible for critical decision making, executing strategies and thereby generating both short- and long-term accretive value for shareholders. The Remuneration Committee's approach to remuneration for both KMP and the Managing Director aims to reward them for both setting the critical direction to achieve the strategic goals of the Company as well as executing the plans through the advancement of specific activities and initiatives. Given the benchmarked and significant operational expenditures seen among our peers in our sector, the Committee acknowledges, and values strong and sound financial oversight to contain expenditures in pharmaceutical development to improve long-term performance of the Group.

The Committee recognises the achievement to grow the Company's commercial footprint while improving its financial performance year-on-year. Against the background of the majority of its peers not achieving first-time or continued profitability and or growth, the Committee strives to award its KMP for continuing to build a strong and resilient Balance Sheet. In its considerations, the Committee is reviewing risks and success in biopharmaceutical companies in the U.S. and other markets.

In setting out the strategic objectives for the Company, the Board of Directors aims to provide transparency, clarity and understanding of its rationale to balance short-term variable and fixed remuneration for its KMP with longer-term incentives such as PRs.

In adhering to best practices in executive remuneration internationally and domestically, the Remuneration Committee ensures that interests of KMP are well aligned with those of shareholders.

From time to time, the Remuneration Committee seeks advice from external consultants, external counsel and remuneration specialists to determine the optimum mix of incentives for KMP and the MD relative to the Company's objectives, benchmarks of its peers, and the overall global market talent pool available.

2) Remuneration Factors for KMP & MD

Several key factors play a role in the assessment of remuneration for KMP as set by the Remuneration Committee, working in conjunction with remuneration experts and counsel; refer table below.

Remuneration Factors For KMP	Annual Fixed Remuneration	Annual Variable Remuneration	Long-Term Incentives
Function	◊		◊
Critical expertise, background	◊	◊	◊
Seniority, longevity	◊		◊
Key Performance Indicators			
a) Company strategic		◊	
b) Role specific		◊	
Leadership, continued education	◊		
Value added initiatives		◊	◊

When setting fixed and variable remuneration structures for its KMP, executive and senior management, the Remuneration Committee is guided by five key categories. It executes a Company-wide policy to cascade this structure down through the various departments and teams to ensure there is alignment among all staff to strive for a common set of corporate objectives annually.

	Categories	Critical components	Considerations	Conditions
i	**Recruitment, annual retention, social benefits**	i) fixed base remuneration at greater than the 75% percentile of the applicable population ii) short-term incentives iii) pension contributions iv) healthcare insurance	cash based	Annual KPIs determine cash-based incentive amounts as a percentage of FBR, conditional on the employee being employed at 30 June each year FBR is adjusted annually for CPI
ii	**Long-term benefits - willingness to undergo advanced training, education to enhance career**	i) additional incentives ii) leave days for further studies iii) full or partial sponsorship	cash based	Claw back provision if employee leaves within two years of completion of Company-sponsored education, Masters, PhD or executive course
iii	**Execute, achievement of annual corporate objectives**	i) short-term incentives as percentage of annual FBR	cash based	Total or pro rata award of Key Performance Indicators annually
iv	**Value generation aligned with shareholders' interest**	i) long-term incentives	non-cash based	Performance Rights awarded and vested annually[1], conditional upon continuous employment up to vesting date or risk forfeiture
v	**Long-term retention**	i) retention payments[2] ii) long-term incentives	cash based non-cash based	Exceptional award of cash-based retention awards with a minimum retention term of 24 months, at risk of forfeiture if the executive is no longer employed on the last day of the term Management and staff are eligible to receive equity awards for long-term service to the Group

[1] Except for the MD, who no longer is eligible to receive PRs (equity).

[2] Was applicable to the MD until 30 June 2026. No retention payments are in place post 30 June 2026.

i) Recruitment, annual retention, social benefits

The Board strives to award fixed base remuneration to eligible KMP. Paying above market rates for employees aims to attract and retain the top-end professional talent from the pool available to the Group.

In general, STI awards relative to achievement of KPIs are calculated as a percentage of the employee's annual fixed base remuneration. Both FBR and STI are subject to annual adjustments according to consumer price index (CPI) as determined and set by the Remuneration Committee. For the 2026 financial year, CPI increases were implemented to all staff based on the increase in the CPI in their respective regions of employment to ensure CLINUVEL remains competitive in the market to retain employees and support them with their increased cost of living.

Across the Group, pension and superannuation contributions are made individually or through pension schemes depending on the employee's country of residence. The Board strives to comply with all regional and nationwide obligations to contribute to employees' pension schemes, where and when required.

Depending on the region and nation of residence, the Group contributes to healthcare insurance and plans to incentivise employees in accordance to market practices prevailing in life sciences companies.

Fixed Base Remuneration Salary and Non-Monetary Benefits

FBR comprises base fees, superannuation and may include non-monetary benefits including health insurance, accommodation, relocation, travel and statutory benefits.

FBR is set at a level to attract and retain talent with the requisite capabilities to deliver longer-term strategic outcomes whilst taking into account a range of factors including seniority, qualifications, skill, experience, length of service, leadership, industry knowledge and level of strategic oversight. Explicitly, the Committee takes into account the low success rates among biopharmaceutical peers in establishing profitable ventures, as well as the desire to avoid dilution of shareholders' interests.

FBR is tested annually to ensure market competitiveness through comparison according to appropriate benchmarks in comparison with industry-relevant international and local peer companies.

FBR may be adjusted each year for changes to CPI across different regions individually or as a uniform whole of company change. Any employee FBR adjustments above CPI are in response to individual performance or change in job scope and are overseen by the Remuneration Committee.

Short-Term Incentives

STIs are annual payments to reward executives for achieving certain regulatory, development, commercial and operational outcomes which are expected to contribute to increasing intrinsic and shareholder value.

In setting the annual strategic objectives of the Group, the Board of Directors receives recommendations from the Group's KMP and senior managers and reviews this information when setting the annual and longer-term key strategic corporate and organisational objectives to ensure continued and sustained growth.

At the commencement of each financial year, specific KPIs are determined and set for each member of the KMP targeted to their operational role and department, aligned across each of these organisational strategic objectives

The Remuneration Committee sets annual KPIs for all KMP across five key strategic categories. The Remuneration Committee then places a weighting of emphasis across each category relative its overall impact in achieving the Group's strategic objectives, from which Risk Levels are determined based on the difficulty in being able to achieve such an objective to ascertain a likelihood of success.

The table below reflects the annual assessment undertaken by the Remuneration Committee across five categories and aligning KMP to corporate objectives.

Key Performance Indicators comprising the STI* part of annual KMP remuneration	Weighting	Risk Level
1. Financial Management		
a) Revenue growth	20%-30%	High
b) Profit growth		
c) Organisational structuring optimisation		
2. Growth & expansion		
a) Organic growth	15%-25%	High
– R&D output, decision making		
b) Inorganic growth		
– acquisitions, decision making		
3. Discipline specific, expertise		
Objectives within specific operational discipline	5%-15%	Low
4. R&D pipeline		
a) Preclinical, clinical, regulatory	10%-20%	High
– advancement, read-outs		
– application and formulation enhancements		
– regulatory outcomes, work arounds		
– Solutions		
5. General Management, Value		
a) People management	1%-10%	Medium
– staff recruitment		
– staff retention		
– skills mix and diversity composition		
– career advancement		
– Initiatives & activities adding value		

* STI, awarded annually.

i Short-term variable & fixed remuneration to KMP (excluding MD)

To best align KMP with shareholder interests, the Remuneration Committee has set objectives that are:

a) Corporate strategic; and
b) Role specific.

The variable, at-risk, objectives are determined annually and consist of two levels of risk:

1. low to medium risk, and
2. high risk.

In line with the Company's agreed strategy to reach and maintain profitability the first variable part of KMP remuneration ("low to medium risk") is dependent on the Group's commercial growth, aligning management's interest with those of the Company's owners. The second variable part ("high risk") is set as harder to achieve stretch targets to reward KMP for gradual increases that underpin true Company value for shareholders.

The fixed portion of the overall remuneration package aims to acknowledge KMP for meeting a number of strategic objectives, activities and value adding initiatives which benefit the Group in the long-term.

The aggregate package of FBR plus a mixture of STIs form the total cash remuneration for KMP, excluding the MD. This remuneration mix is intended to provide market competitive remuneration packages which are offered for similar industry professionals within the European Union, Switzerland, United Kingdom, United States, Asia and Australia.

KMP	
Setting and Assessment	Are reset at the start of each financial year with the MD making a recommendation to the Remuneration Committee for their review and approval.
Maximum Opportunity	Chief Financial Officer: 10% of Fixed Base Remuneration, assessed annually Chief Operations Officer: 10% of Fixed Base Remuneration, assessed annually Chief Scientific Officer: 5-10% of Fixed Base Remuneration, assessed annually
Continuous Employment	Must be employed by the Company and not serving a period of notice prior to the end of the relevant financial year. STIs will not be paid pro-rata should the KMP cease employment during the relevant financial year.
Performance hurdles	May be a mix of financial and non-financial targets. All targets are set having regard to the achievements and performance of the prior year, market conditions and internal forecasts.
Payment	In the year following the year of achievement.
Disclosure of Performance	The Company's policy is not to disclose commercially sensitive information, consistent with best practice disclosure obligations but will provide information on achieving the performance hurdles to the extent commercially practicable. See the section titled "Relationship between Remuneration and Performance" on pages 117–119.

For the year ended 30 June 2026, the Remuneration Committee assessed overall performance for the FY2026 year against the STIs, which were supported by the MD, and approved the following assessments against the maximum STI available to these KMP members:

- Chief Operations Officer – 80%.
- Chief Scientific Officer – 80%.
- Chief Financial Officer – 80%.

Refer table 1, Section J for more detail.

ii Short-term variable & fixed remuneration to MD

The MD receives fixed and variable remuneration annually, until the end of his Employment Agreement.

In assessing the MD's STI for FY2026, the Remuneration Committee considered a variety of factors that impacted the reporting period, and Dr Wolgen's leadership and judgement to navigate critical issues and challenges facing the Company. The Remuneration Committee considered such factors including ongoing supply constraints and costs, inflationary pressures, the heightened risk placed by markets on life science companies globally, negotiations in key commercial and pricing contracts, decision making and overall management and growth of the Group.

The Committee assessed the treatment of patients across Europe and the United States with uninterrupted supply, working with the centres to increase patient access, the challenges in achieving and maintaining operating margins, and the progress made to expand the existing porphyria markets under pending clinical and investigational settings.

The Committee explicitly assesses the MD's ability to reach and establish a profitable entity considering the rising costs and dependencies of the supply chain.

Historically, the Committee has not awarded 100% towards performance of STIs to the MD (or other KMP), because it sets STIs at maximum stretch.

Managing Director	
Setting and Assessment	Are reset at the start of each financial year by the Remuneration Committee and are assessed at the end of the financial year.
Maximum Opportunity	100% of Fixed Base Remuneration
Continuous Employment	STIs will be evaluated during any performance period on a pro-rata basis.
Performance Hurdles	May be a mix of financial and non-financial targets. All targets are set having regard to the achievements and performance of the prior year, market conditions and internal forecasts.
Payment	In the year following the year of achievement.
Disclosure of Performance	The Company's policy is not to disclose commercially sensitive information, consistent with best practice disclosure obligations but will provide information on achieving the performance hurdles to the extent commercially practicable.

It reviewed the overall progress of research, clinical programs and regulatory developments, and the progress of the PhotoCosmetic consumer-oriented business.

CEO Key Performance Indicators Financial year 2026	Performance Metric	Weighting	Assessed
Finance Management	Revenue – Consecutive growth		0%
	Profit increase on budget	25%	2.5%
	Optimise group tax structuring		10%
Growth Expansion	Inorganic Growth – M&A of complementary business or revenue stream		5%
	Organic Growth – development of Singapore facilities	25%	5%
	NASDAQ ADR uplift		5%
Investor Relations	Attract new institutional investors >2.5%	7.5%	0%
	Increase independent analyst coverage of CLINUVEL – Europe and U.S.A.		1.25%
R&D Pipeline Development	Vitiligo CUV105 – 100% recruitment		15%
	Vitiligo – EMA or FDA protocol assistance	35%	7.5%
	Adolescent EPP – completion of study		2.5%
	ACTH – manufacture of stable formulation		2.5%
General Management Initiatives	Recruit key personnel in IT	7.5%	0%
	Review and implement Executive Management team structure		5%
TOTAL		**100%**	**61.25%**

In its deliberations, the Committee assessed the MD's ability to solve critical issues, present viable solutions, alternatives and supersede expectations in problem solving. It also assesses annually whether the corporate strategy chosen and implemented results in strong financial outcomes benchmarked against its peers (41: 28 American and 12 Australian companies). Refer to Section F of this report.

The Remuneration Committee determined that 61.25% of the maximum potential opportunity for the MD was achieved for FY2026 (FY2025: 55%).

ii)Long-term benefits

As part of the Board's strategy to retain exceptional talent, professionals with specific expertise and skills are identified and sponsored in part or in full to enter continuous training, accreditation and or post-graduate education. As part of the

agreement entered with the individual employee in return for providing part or full sponsorship of an educational program, the employee must serve a minimum continuous employment period of at least two years post completion of the course or training program. Should the employee cease employment with the Group prior to completion of the two-year minimum period, a claw back provision recoups the amount of sponsorship paid.

This initiative is part of a wider organisational institutionalised objective to establish and conduct a CLINUVEL Academy to encourage eligible staff to develop their long-term ambitions and careers within the Group.

iii) Execution & achievement of annual corporate objectives

STIs are set for KMP and all staff with the goal of aligning all annual objectives according to function and responsibilities within the Group across all divisions. Annual Key Performance Indicators are set and discussed with KMP and staff as to their weighting, risk, and appropriateness. The Remuneration Committee strives to set KPIs as a stretch target such that the KMP are challenged to meet the corporate objectives and simply not just perform their expected role. KPIs are annually assessed and awarded in full or pro-rata for each member of the KMP as well as for all other employees.

iv) Value generation aligned with shareholders' interests

Non-cash based LTIs, in the form of PRs, are awarded to KMP as part of the 2014 Performance Rights Plan. Under the original 2009 and 2014 Performance Rights Plans, a vesting period of four years was applicable to all employees. For staff an amendment was made to shorten the vesting period and are awarded upon meeting certain performance conditions. These PRs are awarded conditional to the employee remaining in full or partial employment on the last day of the 12 months vesting period. The MD is not included in these plans, and their conditions do not apply, since he is no longer eligible to receive PRs.

v) Long-term retention

KMP (except the MD) and all other employees are eligible to receive LTIs in the form of PRs awarded for long-term service to the Group. The vesting period of the long-term service PRs is up to three years from grant date whereby risk of forfeiture exists until the last day of employment at the vesting date.

i Long-term Incentives (PRs, equity awards) to KMP (excluding MD)

KMP receive equity annually awards in the form of PRs upon achievement of value-generating performance conditions. The most recent PRs were awarded to KMP in April 2025 and vest or expire in December 2025.

As of 1 January 2024, employees are annually awarded PRs on tenure of service set to secure retention for time served. Vesting criteria of performance rights are based on tenure, organisation wide performance conditions and department specific performance conditions.

For the KMP, the relative percentage of LTIs are highlighted in the table below:

Executive KMP	# Performance Rights on Issue 30 June 2026	# Performance Rights Vested and Exercised	# Performance Rights Lapsed and Expired	Deemed Achieved at Vesting Date
COO	23,600	5,600	2,400	0%
CSO	38,125	8,000	2,000	0%
CFO	20,000	11,250	1,250	0%

During the financial year, 285,785 PRs were exercised and converted to shares. A separate grant of 887,956 PRs was issued to KMP (excluding the MD) and employees in April 2026.

The underlying conditions for the performance rights issued to Executive KMP are presented in the description of perfomance conditions below. The performance targets for relevant KMP are formed under three separate but related areas:

Part 1 – Tenure	Must be employed at time of vesting
Part 2 – Organisation Wide	Annual revenue targets CUV107 Recruitment Commencement Strategic Corporate Deadlines to be achieved
Part 3 – Departmental Specific	Fiscal Management Control - Debts and Costs Tax structuring U.S. GAAP reporting RD&I facility expansion Expansion of number of trained and accredited sites Completion of corporate transaction EMA approval of CUV 107 protocol FDA vitiligo meeting

* The performance conditions were selected to align executive remuneration with the creation of long-term shareholder value, support the achievement of the Company's strategic objectives, and promote the longer-term retention of skills and knowledge

** The assessment and awarding of any targets in full or part thereof is subject to Board discretion

ii Long-term incentives (PRs, equity awards) to MD

The employment agreement of the MD was extended by one year to 30 June 2026 (see ASX announcement 28 June 2024). Following advice from external remuneration consultants, proxy advisors, and legal counsel, the Remuneration Committee deemed it appropriate to not award the MD any new PRs or equity incentives beyond the PRs that were issued in 2019 and expired in November 2023. Since then, the MD has had no PRs issued or equity incentives granted and none are outstanding.

To secure the ongoing services of Dr Wolgen as MD for the extension period starting July 2023 to 30 June 2026, the Committee implemented a Retention Payment, subject to Dr Wolgen remaining with the business through until 30 June 2026. He was eligible to receive a Retention Payment equivalent to 100% of FBR and forfeit any entitlement to a Retention Payment if he resigned (for reasons other than fundamental change) or was terminated for cause.

Subsequent to the end of the 2026 financial year, the employment agreement of the MD was extended by three years to 30 June 2029 (see ASX announcement 2 July 2026). The contract extension for the MD does not contain any long-term incentives, neither PRs nor retention payments.

3) Benefits

The Board strives to offer the Group's employees competitive benefits comparable to pay scales within the country and region of residence.

The total incentive package of an employee may include pension contributions, health insurance contributions, healthcare plans or private healthcare insurance, telephone and IT contributions as well as a laptop and professional software licenses, or other such benefits.

Total incentive packages may differ between regions and market conditions at the time of entering an employment agreement.

4) Claw back provisions

The Remuneration Committee adheres to a process of retaining the right to claw back and seek recovery of benefits paid to KMP if adverse activities or events have occurred which were detrimental to the Group resulting in financial loss or value. The Remuneration Committee may elect to claw back a previously provided retention award and / or LTI. The Board of Directors, in its discretionary capacity, may elect to reduce, cancel in part or in full, or pursue a claw back process for incentives previously provided to any employee, including any former employees, where misconduct or adverse activities have occurred.

If an employee of the Group has acted dishonestly or failed to act in a way that one would expect according to CLINUVEL's Code of Conduct and corporate governance, the Board may decide to claw back and retrieve part or total of the retention award or equity provisions from the employee.

E. Equity based awards

1) Performance Rights:

The Group has an ownership-based scheme not only for Directors and other executive KMP but also for employees and select consultants of the Company, which is designed to provide long-term incentives to deliver long-term value.

All PRs that have been issued fall under two Performance Rights plans:

a) the CLINUVEL Conditional Performance Rights Scheme (2009); and

b) the CLINUVEL Performance Rights Plan (2014).

i) Conditional Performance Rights Scheme (2009)

The Conditional Performance Rights Scheme (2009) has been available to eligible employees of the Company. Any issue of rights to Directors requires shareholder approval in accordance with ASX Listing Rules. All rights are issued for nil consideration, have no voting rights, are not listed on the ASX and are non-tradeable (other than with prior written Board consent). They can be converted to ordinary shares at any time once all vesting conditions attached to the rights have been achieved. The Company may, at the sole discretion of the Board, determine that any shares exercised from vested PRs be acquired by a Plan Trustee and then, from time to time, transferred to participants to the Performance Rights Plan. Unless the PRs are granted with a shorter vesting period, PRs under this plan lapse after seven years from grant date. It is no longer intended to issue PRs under the 2009 Plan.

As at 30 June 2026, 21,725 PRs issued under the 2009 Scheme remain unvested.

ii)Performance Rights Plan (2014)

The Performance Rights Plan (2014) is available to eligible persons of the Company. Any issue of rights to Directors requires shareholder approval in accordance with ASX Listing Rules. Any issue of rights to Directors requires shareholder approval in accordance with ASX Listing Rules by since 2020, the Company policy is for Non-Executive Directors to **not** receive PRs or other equity securities in the Company. All rights are issued for nil consideration, have no voting rights, are not listed on the ASX and are non-tradeable (other than with prior written Board consent). They can be converted to ordinary shares at any time once all vesting conditions attached to the rights have been achieved. The Company may, at the sole discretion of the Board, determine that any shares exercised from vested PRs be acquired by a Plan Trustee and then, from time to time, transferred to participants to the Performance Rights Plan. Unless the PRs are granted with a shorter vesting period, PRs under this plan lapse after seven years from grant date.

PRs are valued for financial reporting purposes only, using either a Monte Carlo simulation pricing model or a probability-adjusted binomial valuation pricing model and are represented as accounting values only in the financial statements. Holders of PRs may or may not receive a benefit from these amounts, either in the current or future reporting periods. The value of all PRs granted, exercised, and lapsed during the financial year is detailed in tables within this Remuneration Report.

At the Company's Annual General Meeting held on 31 October 2023, shareholders approved the renewal of the 2014 Performance Rights Plan for a further three years. Under the renewed plan, up to a maximum of 2.25% of the Company's issued share capital may be issued as new PRs, though this maximum number is not intended to be a prediction of the actual number of securities to be issued by the Company under the Plan, as assessed from past conditions met.

As at 30 June 2026, 868,303 PRs issued under the 2014 Performance Right Plan remain outstanding, of which an estimated 738,058 of the PRs (85%) are likely to achieve the underlying performance condition but will not vest until the end of their respective vesting dates if the employee is still employed at that time by the Company.

The underlying conditions for the Performance Rights issued to Executive KMP during the year are split into three categories which are linked to enhancing corporate value and to promoting longer term retention of skills and knowledge.

Tranche A relates to tenure-based performance conditions, Tranche B relates to organisational based performance conditions and Tranche C relates to departmental based performance conditions. On an overall basis, the likelihood of the criteria being met by Vesting Date is 85%.

F. Remuneration components benchmarked

Benchmarking the remuneration packages of KMP and management occurs annually through the selection of comparable international and some local peer companies according to the selection criteria outlined below. In conjunction with remuneration consultants and external counsel, the Remuneration Committee arrives at a selection of comparable companies in setting the FBR and total incentive package for KMP, including the MD. A number of critical components underpin the remuneration practices of the Group whereby the benchmarking of its FBR and STI is compared against the pay scales of peer companies. It is considered critical for the Company's remuneration structure to remain competitive, particularly against international benchmarks, to attract and retain existing executive talent of the highest managerial calibre. The Board firmly acknowledges that it cannot limit its benchmarking and consequent setting of the level and structure of its executive remuneration against local Australian peer companies only.

International publicly listed companies with the same or similar R&D and commercial risks have been deemed the most appropriate comparable peer group measure given the Group generates all its revenues from Europe, North America and the Middle East. In addition, over 83% of the total employees of the Group reside and are employed outside Australia. Accordingly, any remuneration benchmarking should also be compared against international pay-scales and practices.

The selection criteria for these companies are broadly based on comparison of businesses and sectors:

a) of similar complexity and innovative nature;
b) of similar scope and scale;
c) requiring highly technical and specialised skills;
d) of similar value, reflected in market capitalisation;
e) which have demonstrated similar progress in achieving business outcomes; and
f) with a comparable risk profile.

Selection criteria	Commentary
Biopharmaceuticals	Biopharmaceutical development is regarded as comprising the highest R&D, clinical, regulatory, and commercial risk. Peers are selected internationally on comparable technologies.
Platform technologies	Preference is to select those companies which have translational technology, and or ability to utilise technology in multiple indications, and formulations.
NME/NCE[1]	New molecular, chemical entities bear the highest risk due to the novelty and lack of prior art. Peers are identified on the basis of comparable NME/NCE strategies.
Revenue generating	Comparison is drawn with independently operating and mature biopharmaceutical companies, which are debt free and not dependent on equity funding.
Profitable	Selected are the peers which are profitable and demonstrate a CAGR.
Annual Growth	Identified are biopharmaceutical companies which illustrate annual growth in pipeline and activities through self-funding.
Longevity, tenure	Benchmarked against executive management with a minimum tenure of three years, with a proven track record in the industry.
Qualification, background	Selection and benchmarking of management with dual or multiple academic qualifications, with a background in life sciences and proven track of operating in capital markets.
Responsibility, risks	Benchmarked against peer companies, where management bears executive responsibility and proven to manage operational, clinical, regulatory and financial risks longer-term.

[1] New molecular or new chemical entity, indicating complexity and length of R&D

For FY2026, the MD's remuneration and the Company's performance was benchmarked against 12 Australian and 28 U.S. life science peer companies with different profiles, since there are few profitable biotechnology companies globally serving as a benchmark.

The financial performance of the Company measured against this peer group ranks strongly on growth in TSR, EPS and revenues, and ROE criteria. The Company's rankings are shown below:

Peer Group Rankings

8th /41	10th /41	6th /41	9th /41
TSR Growth, 10 years	**Earnings Per Share Growth, 7 years**	**Revenues Growth, 10 years**	**Return on Equity, latest period**

TSR Growth
(10 years to 30 Jun 2026)



Neuren Pharmaceuticals Ltd 1
Aurinia Pharmaceuticals, Inc. 2
SIGA Technologies, Inc. 3
BioCryst Pharmaceuticals, Inc. 4
Polynovo Ltd 5
Travere Therapeutics, Inc. 6
Collegium Pharmaceuticals, Inc. 7
CLINUVEL PHARMACEUTICALS LTD 8
Supernus Pharmaceuticals, Inc. 9
Innoviva, Inc. 10
Mesoblast Ltd 11
Artivion, Inc. 12
Phibro Animal Health Corp Class A 13
Nanosonics Ltd 14
ANI Pharmaceuticals, Inc. 15
Integral Diagnostics Ltd 16
MEDIAN
Amphastar Pharmaceuticals, Inc. 17
18 Rhythm Pharmaceuticals, Inc.
19 BridgeBio Pharma, Inc.
20 Arcus Biosciences, Inc.
21 Harmony Biosciences Holdings, Inc.
22 Evolus, Inc.
23 Mirum Pharmaceuticals, Inc.
24 Beam Therapeutics Inc.
25 Kiniksa Pharmaceuticals, Ltd
26 Entrada Therapeutics, Inc.
27 Clarity Pharmaceuticals Ltd
28 Xencor, Inc.
29 Acadia Pharmaceuticals, Inc.
30 Pacira Biosciences, Inc.
31 MannKind Corp
32 Botanix Pharmaceuticals Ltd
33 Ardelyx, Inc.
34 Imugene Ltd
35 Monash IVF Group Ltd
36 Neogen Corp
37 Emergent BioSolutions Inc.
38 Arcturus Therapeutics Holdings Inc.
39 Healius Ltd
40 Immutep Ltd
41 Mayne Pharma Group
30 June share price used to calculate TSR
Companies shown as zero have
no data for the comparison period

EPS Growth
(7 years to 30 Jun 2026)


Clarity Pharmaceuticals Ltd 1
Mayne Pharma Group 2
Neuren Pharmaceuticals Ltd 3
Imugene Ltd 4
Nanosonics Ltd 5
BridgeBio Pharma, Inc. 6
ANI Pharmaceuticals, Inc. 7
Arcus Biosciences, Inc. 8
Botanix Pharmaceuticals Ltd 9
CLINUVEL PHARMACEUTICALS LTD 10
Mesoblast Ltd 11
Rhythm Pharmaceuticals, Inc. 12
Arcturus Therapeutics Holdings, Inc. 13
14 Entrada Therapeutics, Inc.
15 Xencor, Inc.
16 Innoviva, Inc.
17 Immutep Ltd
18 Emergent BioSolutions Inc.
19 Monash IVF Group Ltd
20 Phibro Animal Health Corp Class A
21 Mirum Pharmaceuticals, Inc.
MEDIAN
22 Evolus, Inc.
23 Beam Therapeutics, Inc.
24 Travere Therapeutics, Inc.
25 Ardelyx, Inc.
26 Integral Diagnostics Ltd
27 SIGA Technologies, Inc.
28 MannKind Corp
29 Supernus Pharmaceuticals, Inc.
30 Kiniksa Pharmaceuticals Ltd
31 ACADIA Pharmaceuticals, Inc.
32 BioCryst Pharmaceuticals, Inc.
33 Collegium Pharmaceuticals, Inc.
34 Polynovo Ltd
35 Harmony Biosciences Holdings, Inc.
36 Artivion, Inc.
37 Aurinia Pharmaceuticals, Inc.
38 Neogen Corp
39 Pacira Biosciences, Inc.
40 Amphastar Pharmaceuticals, Inc.
41 Healius Ltd
Companies shown as zero have no data for the comparison period

Revenues Growth

(10 years to 30 Jun 2026)


ACADIA Pharmaceuticals, Inc. 1
Polynovo Ltd 2
Aurinia Pharmaceuticals, Inc. 3
BioCryst Pharmaceuticals Inc. 4
Ardelyx, Inc. 5
CLINUVEL PHARMACEUTICALS LTD 6
ANI Pharmaceuticals, Inc. 7
SIGA Technologies, Inc. 8
Nanosonics Ltd 9
Innoviva, Inc. 10
Travere Therapeutics, Inc. 11
Supernus Pharmaceuticals, Inc. 12
Xencor, Inc. 13
MEDIAN
Neogen Corp 14
Artivion, Inc. 15
Integral Diagnostics Ltd 16
Pacira Biosciences, Inc. 17
Amphastar Pharmaceuticals, Inc. 18
Mayne Pharma Group 19
Monash IVF Group Ltd 20
Phibro Animal Health Corp Class A 21
Emergent BioSolutions, Inc. 22
Mesoblast Ltd 23
24 Collegium Pharmaceuticals, Inc.
25 MannKind Corp
26 Rhythm Pharmaceuticals, Inc.
27 BridgeBio Pharma, Inc.
28 Arcus Biosciences, Inc.
29 Harmony Biosciences Holdings, Inc.
30 Evolus, Inc.
31 Mirum Pharmaceuticals, Inc.
32 Beam Therapeutics, Inc.
33 Kiniksa Pharmaceuticals Ltd
34 Entrada Therapeutics, Inc.
35 Botanix Pharmaceuticals Ltd
36 Arcturus Therapeutics Holdings, Inc.
37 Neuren Pharmaceuticals Ltd
38 Imugene Ltd
39 Clarity Pharmaceuticals Ltd
40 Healius Ltd
41 Immutep Ltd
Companies shown as zero have
no data for the comparison period

Return on Equity
(Latest period)


Aurinia Pharmaceuticals, Inc. 1
ACADIA Pharmaceuticals, Inc. 2
Innoviva, Inc. 3
Collegium Pharmaceuticals, Inc. 4
Harmony Biosciences Holdings, Inc. 5
Phibro Animal Health Corp Class A 6
Polynovo Ltd 7
ANI Pharmaceuticals, Inc. 8
CLINUVEL PHARMACEUTICALS LTD 9
Amphastar Pharmaceuticals, Inc. 10
Kiniksa Pharmaceuticals, Ltd 11
SIGA Technologies, Inc. 12
Nanosonics Ltd 13
Emergent BioSolutions, Inc. 14
Monash IVF Group Ltd 15
Neuren Pharmaceuticals Ltd 16
Artivion, Inc. 17
Pacira Biosciences, Inc. 18
Integral Diagnostics Ltd 19
MEDIAN
20 MannKind Corp
21 BioCryst Pharmaceuticals Inc.
22 BridgeBio Pharma, Inc.
23 Evolus, Inc.
24 Supernus Pharmaceuticals, Inc.
25 Beam Therapeutics, Inc.
26 Mirum Pharmaceuticals, Inc.
27 Xencor, Inc.
28 Mesoblast Ltd
29 Mayne Pharma Group
30 Arcturus Therapeutics Holdings, Inc.
31 Ardelyx, Inc.
32 Immutep Ltd
33 Entrada Therapeutics, Inc.
34 Neogen Corp
35 Clarity Pharmaceuticals Ltd
36 Travere Therapeutics, Inc.
37 Arcus Biosciences, Inc.
38 Healius Ltd
39 Imugene Ltd
40 Botanix Pharmaceuticals Ltd
41 Rhythm Pharmaceuticals, Inc.
Companies shown as zero have no data for the comparison period

As found in recent years, the MD's FBR in FY2026 was positioned above the median level of the peer group, whereas his overall remuneration package was *well below* the median level. Based on a total remuneration comparison, CLINUVEL's MD ranked 28 out of 41 peer companies (where ranking 1 is the highest). The Board considers the level of FBR to be appropriate, considering the long-term outperformance of the Company, the relatively unusually long-term tenure of the MD since 2005 to lead the restructure of the Company, build a profitable and sustainable business, and his deep knowledge of the targeted technologies, whilst delivering shareholder returns.

FY2026 CEO Remuneration A$m CLINUVEL to Peers


CLINUVEL
Median
Range
30m
25m
20m
15m
10m
5m
0
FBR
STI
LTI
TOTAL*

**CLINUVEL TOTAL includes A$1.13m accrued retention award*

Total REM Comparison, A$m
(Latest period)


Rhythm Pharmaceuticals, Inc. 1
Supernus Pharmaceuticals, Inc. 2
BridgeBio Pharma, Inc. 3
BioCryst Pharmaceuticals Inc. 4
Pacira Biosciences, Inc. 5
Kiniksa Pharmaceuticals, Ltd 6
Mirum Pharmacetuicals Inc. 7
ANI Pharmaceuticals, Inc. 8
Arcus Biosciences, Inc. 9
MannKind Corp 10
Travere Therapeutics, Inc. 11
Amphastar Pharmaceuticals, Inc. 12
ACADIA Pharmaceuticals, Inc. 13
Harmony Biosciences Holdings, Inc. 14
Ardelyx, Inc. 15
Artivion, Inc. 16
Neogen Corp 17
Evolus, Inc. 18
Aurinia Pharmaceuticals, Inc. 19
Beam Therapeutics, Inc. 20
MEDIAN
Mesoblast Ltd 21
Xencor, Inc. 22
Innoviva, Inc. 23
Emergent BioSolutions, Inc. 24
Phibro Animal Health Corp Class A 25
Entrada Therapeutics, Inc. 26
Botanix Pharmaceuticals Ltd 27
SIGA Technologies, Inc. 28
CLINUVEL PHARMACEUTICALS LTD 29
Healius Ltd 30
Collegium Pharmaceuticals, Inc. 31
Arcturus Therapeutics Holdings, Inc. 32
Imugene Ltd 33
Mayne Pharma Group 34
Clarity Pharmaceuticals Ltd 35
Nanosonics Ltd 36
Neuren Pharmaceuticals Ltd 37
Integral Diagnostics Ltd 38
Polynovo Ltd 39
Immutep Ltd 40
Monash IVF Group Ltd 41

G. Relationship between remuneration and performance

The Group has dedicated its resources to the ongoing research, development, and commercialisation of its unique and medically beneficial technology. The remuneration and incentive framework, which has been put in place by the Committee, has ensured executive personnel are remunerated to focus on both maximising short-term operating performance and long-term strategic growth leading to shareholder value. A mix of metrics are used to assess achievement of regulatory, development, commercial and operational outcomes; financial metrics in isolation are not necessarily an appropriate measure of executive performance.

Specifically, the Committee looks at relations between overall performance, strategic targets and progress of the Group, and overall shareholder returns.

Analysis of CLINUVEL's share price performance against key life science indices shows a leading and positive outcome over the long-term (the past ten years). However, the Board is cognisant that the relation between the performance of the Company and its share price has not been maintained in recent years. In FY2026, the share price abated with a decline of 1% compared to a decline 32.5% in FY2025, whilst the Company has performed well and grown.

The graphs below show the share price over the past year and ten years compared to key indices and the share price over the longer term showing some of the key milestones that have been achieved.

ASX: CUV Share Price and Key Indices

(% change, year to June 2026)


ASX: CUV Share Price
SPDR S&P Biotech EFT (XBI)
iShares Biotechnology EFT (IBB)
S&P/ASX 200 Healthcare Index (XHJ)
NYSE Acra Biotechnology Index (^BTK)
-40
-20
0
20
40
60
80
100

(% change, ten years to June 2026)


ASX: CUV Share Price
SPDR S&P Biotech EFT (XBI)
iShares Biotechnology EFT (IBB)
S&P/ASX 200 Healthcare Index (XHJ)
NYSE Acra Biotechnology Index (^BTK)
0
100
200

ASX: CUV Share Price (A$, end of daily trading)


2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
45
40
35
30
25
20
15
10
5
1
2 3
4 5
6 7 8
9
10 11 12
13 14 15
16 17
18 19
20 21
22 23 24 25 26

Milestones

1 EU distribution SCENESSE®
2 1st cash flow positivity
3 1st profit
4 2nd profit
5 1st dividend paid
6 3rd profit
7 2nd dividend paid
8 FDA approval
9 US Distribution SCENESSE®
10 4th profit
11 3rd dividend paid
12 TGA approval
13 5th profit
14 4th dividend paid
15 Start life-science indices decline
16 6th profit
17 5th dividend paid
18 7th profit
19 6th dividend paid
20 8th profit
21 7th dividend paid
22 CUV105 recruitment completed
23 9th profit
24 8th diviend paid
25 EU SCENESSE dosage from 4 to 6 p.a.
26 CUV105 treatment completed

Milestone	Year Ended 30 June 2019	2020	2021	2022	2023	2024	2025	2026
Clinical and R&D								
VALLAURIX PTE LTD – Formulation & melanocortin development	—	—	—	—	—	—	—	→
Expansion Singapore RD&I Centre								→
Post Authorisation Study SCENESSE® in adult and adolescent EPP patients						—	—	→
Ph II Arterial Ischaemic Stroke Study SCENESSE® – Australia			—	—				
Ph II Arterial Ischaemic Stroke Study SCENESSE® – Europe					—	—	—	
Ph II DNA Repair Studies – Europe			—	—	—	—	—	
Ph II Vitiligo Study – U.S.A.				—	—	—	—	
Ph III Vitiligo Study – Global						—	—	→
Ph II Variegate Porphyria Study – EU					—	—	—	→
Ph II Arterial Ischaemic Stroke Study PRÉNUMBRA® – Europe					—	—	—	
Ph II Parkinson's Disease Study PRÉNUMBRA® – Europe						—	—	
Development of NEURACTHEL® formulations			—	—	—	—	—	→
Regulatory								
Marketing Authorisation – US FDA (Submission and approval)	—	—						
Marketing Authorisation – Australian TGA (Submission and approval)		—	—					
Marketing Authorisation – Health Canada (Submission and approval)							—	—
Commercial								
First commercial sales in EU	—	—	—	—	—	—	—	→
First commercial sales in U.S.A.		—	—	—	—	—	—	→
Pilot launch, first OTC Product					—	—	—	→
Development of second & third OTC Products						—	—	→
Key indicators								
Market capitalisation (A$m)	1,649	1,267	1,517	734	883	770	520	518
Share Price High ($)	39.85	45.88	31.23	44.67	28.72	21.45	17.71	14.00
Share Price Low ($)	9.43	12.92	19.53	13.16	15.05	12.96	9.41	8.35
Closing Share Price ($)	33.68	25.65	30.70	14.65	17.88	15.37	10.38	10.28
Change in Share Price over 1 Year (%)	206	(24)	20	(52)	20	(14)	(32)	(1)
Change in Share Price over 3 Years (%)	680	268	179	(56)	(30)	(50)	(30)	(43)
Change in Share Price over 5 Years (%)	1881	803	611	113	62	(54)	(60)	(67)
Change in Share Price since 1st Commercial Launch (%)	680	494	611	244	314	256	140	138
Dividend Paid (cents)	2.0	2.5	2.5	2.5	4.0	5.0	5.0	5.0
EBIT (A$m)	18.115	13.136	25.713	34.321	45.579	50.679	51.553	47.660
NPAT (A$m)	13.224	18.134	16.647	20.878	30.674	35.636	36.173	33.917

The Board believes the remuneration mix aligns the other executive KMP and MD to shareholder interest. The remuneration mix for FY2026 is demonstrated in the table below.

The Board intends to award PR, or LTIs, to KMP (except the MD) in the coming financial year. The table below illustrates a maximum of STI-LTI awards, while in the history of the Group maximum awards have never been achieved.

Position	Fixed Remuneration	STI Cash	LTI Cash	LTI Equity
Managing Director	100%	100% of Base Salary	None	None
Other Executive KMP				
COO	100%	10% of Base Salary	None	None
CSO	100%	9% of Base Salary	None	None
CFO	100%	10% of Base Salary	None	None

H. Non-executive remuneration

The Board seeks an appropriate combination of skills, diversity, experience, attitude, and specific attributes to steward the Company's success. The Remuneration Committee recommends to the Board individual Non-Executive Director fee levels to attract and retain those with the forementioned attributes, having regard to global employment market conditions and consultation with specialist remuneration consultants with experience in the healthcare and biotechnology industries.

1) Non-Executive Director Fees

Non-Executive Director fees consist of base fees and committee fees and are inclusive of superannuation and all other contributions.

There are no further retirement benefits. The fees are outlined in the table below:

Annual Non-Executive Director fees (inclusive of superannuation):

	Board Fees	Audit & Risk Committee	Remuneration Committee	Nomination Committee	Commercial Committee
Board Chair	175,000	-	-	-	-
Non-Executive Director	115,000	-	-	-	-
Committee Chair	-	25,000	25,000	25,000	25,000
Committee Member	-	15,000	15,000	15,000	15,000

The Managing Director does not receive Board fees for his membership as Director.

Under the Company's Constitution, the maximum aggregate remuneration available for division among the Non-Executive Directors is to be determined by the shareholders in a General Meeting and was set at $1,200,000 at the 2024 AGM. This amount (or some part of it) is to be allocated to Non-Executive Directors as determined by the Board. The aggregate amount paid to Non-Executive Director for the year ended 30 June 2026 was $999,990 (2025: $840,814).

2) Non-Executive Director Long-Term Incentive – Equity Compensation

Long-term equity remuneration was formerly provided to Non-Executive Directors via the CLINUVEL Conditional Rights Plan and the Performance Rights Plan. Any issue of PRs to Non-Executive Directors requires shareholder approval. It is not planned for NEDs to participate in long-term equity compensation plans. No Non-Executive Director holds PRs as of 30 June 2026.

I. Service agreements

Remuneration and other terms of employment for the MD and KMP are formalised by a service agreement determined by the Remuneration Committee and accepted by the Board of Directors. The agreement provides for FBR, STI, LTI, other benefits, and participation, when eligible, in the Group's Performance Rights Plan.

The MD makes recommendations to the Remuneration Committee on the service agreements entered into with other KMP, providing for base salary, incentives, other benefits and participation, when eligible, in the Group's Performance Rights Plan.

On appointment to the Board, all NEDs enter into a service agreement with the Company in the form of a letter of appointment which outlines the Board's policies, the Director's responsibilities, and compensation for holding office.

On 2 July 2026, the Company announced the extension of the CEO's employment agreement from 1 July 2026 to 30 June 2029. The details of the service agreements to the MD and KMP are:

Name	Dr Philippe Wolgen	Mr Lachlan Hay	Dr Dennis Wright	Mr Peter Vaughan
Duration of contract	36 months (terminating 30 June 2029)	36 months (ending 31 January 2027)	No fixed term	No fixed term
Notice Period (from Company)	12 months	3 months	3 months	2 months
Notice Period (from Managing Director)	12 months	-	-	-
Notice Period (from Executive KMP)	-	3 months	3 months	2 months
Termination Payment without Cause	12 months	3 months	3 months	2 months
Termination Payment with Cause	None	None	None	None
Contract End Date	30 June 2029	31 January 2027	Not applicable	Not applicable

J. Details of remuneration

1) KMP remuneration of the Company for the years ended 30 June 2026 and 30 June 2025 – Cash Based Benefits

	Year	Gross Salary[4]	Short Term Incentive	Retention Payment[1]	Other[2]	Superannuation/ Pension Fund	Total (Excluding Share-Based Payments)
		$	$	$	$	$	$
Dr P Wolgen[3]	2026	1,986,046	971,988	1,129,935	222,523	-	**4,310,492**
	2025	1,877,394	926,069	1,964,388	473,898	-	**5,241,749**
Mrs B Shanahan[5]	2026	-	-	-	-	-	**-**
	2025	25,411	-	-	-	2,922	**28,333**
Dr K Agersborg	2026	145,000	-	-	-	-	**145,000**
	2025	124,583	-	-	-	-	**124,583**
Mrs S Smith	2026	170,000	-	-	-	-	**170,000**
	2025	146,667	-	-	-	-	**146,667**
Prof J Rosenfeld	2026	205,357	-	-	-	24,643	**230,000**
	2025	176,196	-	-	-	20,263	**196,459**
Mr M Pringle	2026	138,383	-	-	-	16,607	**154,990**
	2025	105,188	-	-	-	12,097	**117,285**
M G van Dievoet	2026	155,000	-	-	-	-	**155,000**
	2025	117,285	-	-	-	-	**117,285**
Dr P Grimes	2026	145,000	-	-	-	-	**145,000**
	2025	110,202	-	-	-	-	**110,202**
Mr L Hay	2026	472,049	25,894	-	107,036	30,000	**634,979**
	2025	382,101	30,568	-	107,447	29,932	**550,048**
Dr D Wright	2026	323,658	24,156	-	-	30,000	**377,814**
	2025	315,764	22,049	-	-	29,932	**367,745**
Mr P Vaughan	2026	292,125	27,550	-	-	30,000	**349,675**
	2025	285,000	22,800	-	-	29,932	**337,732**
Mr D Keamy[5]	2026	-	-	-	-	-	**-**
	2025	180,264	-	-	-	6,529	**186,793**
Total	**2026**	**4,032,618**	**1,049,588**	**1,129,935**	**329,559**	**131,250**	**6,672,950**
	2025	**3,846,055**	**1,001,486**	**1,964,388**	**581,345**	**131,607**	**7,524,881**

[1] The retention payment to Dr Wolgen was accrued to the amount A$1.96 million during FY2025 and $1.13 million during FY2026, with the first amount paid in FY2026 and the second amount in FY2027.

[2] 'Other' includes health insurance, housing, and other allowances that may be subject to fringe benefits tax.

[3] Dr Wolgen's salary is paid in Euro currency.

[4] Does not include movement in annual leave and long service provisions.

[5] Darren Keamy and Brenda Shanahan departed the Company in 2025. They are only included as KMP for comparative purposes.

2) KMP remuneration of the Company for the years ended 30 June 2026 and 30 June 2025 – Non-Cash Benefits

Share-based payments	Year	Total (Excluding Share-Based Payments) $	Performance Rights (for accounting purposes only) $	Issue of Shares	Total (Including Share-Based Payments) $	Performance-based %
Dr P Wolgen	2026	4,310,492	-	-	4,310,492	-
	2025	5,241,749	-	-	5,241,749	-
Mrs B Shanahan[3]	2026	-	-	-	-	-
	2025	28,333	-	-	28,333	-
Dr K Agersborg	2026	145,000	-	-	145,000	-
	2025	124,583	-	-	124,583	-
Mrs S Smith	2026	170,000	-	-	170,000	-
	2025	146,667	-	-	146,667	-
Prof J Rosenfeld	2026	230,000	-	-	230,000	-
	2025	196,459	-	-	196,459	-
Mr M Pringle	2026	154,990	-	-	154,990	-
	2025	117,285	-	-	117,285	-
Mr G van Dievoet	2026	155,000	-	-	155,000	-
	2025	117,285	-	-	117,285	-
Dr P Grimes	2026	145,000	-	-	145,000	-
	2025	110,202	-	-	110,202	-
Mr L Hay	2026	634,979	59,634	-	694,613	12%
	2025	550,048	18,162*	38,325	606,535	9%
Dr D Wright	2026	377,814	75,409	-	453,223	22%
	2025	367,745	25,547*	38,325	431,617	12%
Mr P Vaughan	2026	349,675	103,796	-	453,471	29%
	2025	337,732	35,475*	38,325	411,532	16%
Mr D Keamy[3]	2026	-	-	-	-	-
	2025	186,793	-	-	186,793	-
Total	2026	6,672,950	238,839	-	6,911,789	-
	2025	7,524,881	79,184	114,975	7,719,040	-

[1] As these values represent accounting values the KMP may or may not actually receive any benefit from these amounts, either in the current or future reporting periods. Any benefit obtained by the KMP is contingent upon the Company achieving certain performance conditions and the employee remaining in employment to a fixed date. The value of all PRs and share options granted, exercised and lapsed during the financial year is detailed in the following tables within the Remuneration Report. PRs were priced using either the Monte Carlo simulation pricing model or a binomial pricing model. The amount expensed each reporting period includes adjustments to the life-to-date expense of the grants based on the reassessed estimate of achieving non-market performance criteria.

[2] Dr Wolgen is no longer eligible for PRs or any form of equity.

[3] Darren Keamy and Brenda Shanahan departed the Company in 2025. They are only included as KMP for comparative purposes.

*An underlying input assumption for the FY25 performance rights valuation has been updated which amounted to an increase in the price per FY25 performance right of $1.02 per right, the total dollar value of this adjustment on the FY25 Remuneration Report total was $8,380.

3) Remuneration Performance Rights holdings of KMP – 2026

Directors	Balance at Start of Year	Issued as Compensation	Exercised*	Lapsed and Expired	Balance at End of Year	Perform Condition met, not exercisable until end Vesting Period*
Dr P Wolgen	-	-	-	-	-	-
Mrs B Shanahan	-	-	-	-	-	-
Dr K Agersborg	-	-	-	-	-	-
Mrs S Smith	-	-	-	-	-	-
Prof J Rosenfeld	-	-	-	-	-	-
Mr M Pringle	-	-	-	-	-	-
Mr G van Dievoet	-	-	-	-	-	-
Dr P Grimes	-	-	-	-	-	-
Other KMP						
Mr L Hay	**11,600**	**20,000**	**(5,600)**	**(2,400)**	**23,600**	-
Dr D Wright	28,125	20,000	(8,000)	(2,000)	38,125	-
Mr P Vaughan	12,500	20,000	(11,250)	(1,250)	20,000	-

4) Shares held by KMP

The number of ordinary shares in the Company during the 2025/26 reporting period held by each of the Group's KMP, including their related parties, is set out below:

Year Ended 30 June 2026 Personnel	Balance at Start of Year	Granted as Remuneration	Received on Exercise	Other Changes	Held at the End of Reporting Period
Dr P Wolgen	3,425,222	-	-	-	3,425,222
Dr K Agersborg	13,833	-	-	-	13,833
Mrs S Smith	420	-	-	-	420
Prof J Rosenfeld	3,148	-	-	-	3,148
Mr M Pringle	-	-	-	-	-
Mr G van Dievoet	-	-	-	-	-
Dr P Grimes	-	-	-	-	-
Other KMP					
Mr L Hay	143,347	-	5,600	-	148,947
Dr D Wright	192,312	-	8,000	-	200,312
Mr P Vaughan	3,500	-	11,250	(2,070)*	12,680

* Mr P Vaughan sold shares to settle the tax payable associated with the grant of shares following the exercise of Performance Rights.

5) Remuneration details of Equity Incentives (Performance Rights)

Equity Incentives (Performance Rights)					
Name	Year Granted	Latest Year of Vesting	Vested in Year	Lapsed & Forfeited in Year	Max Value of Right at Grant Date Yet to Vest
Dr P Wolgen	-	-	-	-	-
Mrs B Shanahan*	-	-	-	-	-
Dr K Agersborg	-	-	-	-	-
Mrs S Smith	-	-	-	-	-
Prof J Rosenfeld	-	-	-	-	-
Mr M Pringle	-	-	-	-	-
Mr G van Dievoet	-	-	-	-	-
Dr P Grimes	-	-	-	-	-
Other KMP					
Mr L Hay	2011/12	no limitation	-	-	$2,553
Mr L Hay	2024/25	2025/26	54,040	23,160	-
Mr L Hay	2025/26	2026/27	-	-	$95,024
Dr D Wright	2011/12	no limitation	-	-	$12,853
Dr D Wright	2024/25	2025/26	77,200	19,300	-
Dr D Wright	2025/26	2026/27	-	-	$95,024
Mr P Vaughan	2024/25	2025/26	108,562	12,063	
Mr P Vaughan	2025/26	2026/27	-	-	$122,836

On exercise, each PR entitles the KMP to one fully paid ordinary share in the Company. The share price of the Company at the time of exercise is not known. The minimum value of unvested PRs is $Nil. The exercise price for the PRs granted was $Nil.

6) Remuneration details of cash incentives

Cash Incentives				
Name	**Max Potential Opportunity (%)**	**STI Awarded (%)**	**STI Forfeited (%)**	**Total Granted ($)**
Dr P Wolgen	100%	61.25%	38.75%	971,988
Mr L Hay	10%	80%	20%	25,894
Dr D Wright	9%	80%	20%	24,156
Mr P Vaughan	10%	80%	20%	27,550

Loans to Directors and Executives

No loans were granted to Directors or executives for the years ended 30 June 2026 and 30 June 2025.

Signed in accordance with a resolution of the Board of Directors pursuant to s.298(2) of the Corporations Act 2001.

– END OF AUDITED REMUNERATION REPORT –

Shares Provided Upon Exercise of Rights

Details of Shares issued during the financial year as a result of exercise of rights

Entity	Number of shares issued	Issue Price for Shares	Class
CLINUVEL PHARMACEUTICALS LTD	285,785	Nil$	Ordinary

Unissued shares under Rights

Entity	Number of Shares under Rights	Exercise Price	Class	Expiry Date
CLINUVEL PHARMACEUTICALS LTD	890,028	Nil$	Ordinary	Upon achievement of specific performance and time-based milestones or upon cessation of employment
Total as at date of Directors' Report	**890,028**			

Auditor's Independence Declaration

The auditor's independence declaration as required by s.307C of the Corporations Act 2001 is included on page 94 of this Annual Report, and forms part of this Directors' Report.

Proceedings On Behalf Of the Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The Company was not party to any such proceedings during the year.



Dr Philippe Wolgen, MBA MD
Managing Director
Dated this 27th day of August, 2026

Statement of Profit and Other Comprehensive Income for the Year Ended 30 June 2026

	Note	2026 $	Consolidated Entity 2025 $
Revenue	**19**	**94,024,398**	**95,017,570**
Total costs of revenues		15,813,722	14,813,479
Gross margin		**78,210,676**	**80,204,091**
Operating expenses:			
Research and development		18,091,104	20,701,093
General and administrative		11,172,390	9,347,690
Communications and marketing		8,415,619	8,884,935
Total operating expenses		**37,679,113**	**38,933,718**
Income from operations		**40,531,563**	**41,270,373**
Non-operating income/(expense):			
Interest income		10,445,024	9,430,521
Unrealised foreign exchange (loss)/gain on current balances		(3,968,804)	903,262
Other income		644,894	24,181
Realised foreign exchange gain/(loss) on transactions		7,088	(75,537)
Total non-operating income		**7,128,202**	**10,282,427**
Income before income tax expense		**47,659,765**	**51,552,800**
Income tax expense/(benefit)			
Current	3(a)	15,616,443	14,401,769
Deferred	3(a)	(1,873,497)	978,513
Income tax expense	**3(a)**	**13,742,946**	**15,380,282**
Net income	**15(b)**	**33,916,819**	**36,172,518**
Other comprehensive income			
Items that may be re-classified subsequently to profit or loss			
Exchange differences of foreign exchange translation of foreign operations		1,666,098	(2,379,200)
Other comprehensive income/(loss) for the period, net of income tax		**1,666,098**	**(2,379,200)**
Total comprehensive income for the period		**35,582,917**	**33,793,318**
Basic earnings per share - cents per share	14	67.8	72.2
Diluted earnings per share - cents per share	14	66.8	71.8

The accompanying notes form part of these financial statements.

Statement of Financial Position as at 30 June 2026

	Note		Consolidated Entity
		2026	2025
		$	$
Current assets			
Cash and cash equivalents	1(e), 15(a)	21,391,609	28,020,655
Cash held in term deposits	1(f)	230,663,781	196,085,287
Trade and other receivables	4	23,453,505	27,461,362
Inventories	5	6,881,366	8,821,331
Other current assets		2,240,408	2,580,603
Total current assets		**284,630,669**	**262,969,238**
Non-current assets			
Property, plant and equipment	6	7,292,880	6,721,005
Right-Of-Use assets	7	1,952,783	405,951
Intangible asset		185,030	185,030
Deferred tax assets	3(c)	812,257	1,255,448
Lease bonds		217,609	213,340
Total non-current assets		**10,460,559**	**8,780,774**
Total assets		**295,091,228**	**271,750,012**
Current liabilities			
Trade and other payables	9	9,245,854	9,944,574
Income tax payables		6,714,319	14,547,035
Provisions	10	2,867,120	2,287,949
Lease Liabilities	7	388,615	431,184
Total current liabilities		**19,215,908**	**27,210,742**
Non-current liabilities			
Deferred tax liabilities	3(d)	1,187,795	3,420,042
Lease Liabilities	7	1,549,871	97,344
Provisions	10	256,359	213,258
Total non-current liabilities		**2,994,025**	**3,730,644**
Total liabilities		**22,209,933**	**30,941,386**
Net assets		**272,881,295**	**240,808,626**
Equity			
Contributed equity	11	172,307,870	169,280,668
Reserves	12	5,530,372	7,895,832
Retained earnings		95,043,053	63,632,126
Total equity		**272,881,295**	**240,808,626**

The accompanying notes form part of these financial statements.

Statement of Cash Flows for the Year Ended 30 June 2026

	Note	2026 $	Consolidated Entity 2025 $
Cash flows from operating activities			
Receipts from customers		98,952,017	93,794,505
Payments to suppliers and employees		(48,847,687)	(44,447,740)
Income taxes paid		(23,364,718)	(15,725,799)
Interest received		9,525,262	7,450,313
Government grants		644,894	24,183
Net cash provided by operating activities	15(b)	**36,909,768**	**41,095,462**
Cash flows from investing activities			
Payments for property, plant and equipment		(1,601,939)	(298,567)
Investment in cash held in term deposits		(37,515,876)	(47,417,567)
Net cash used in investing activities		**(39,117,815)**	**(47,716,134)**
Cash flows from financing activities			
Dividends paid		(2,505,892)	(2,504,019)
Issuance of shares related to employee share schemes		563,966	189,000
Payments related to employee share schemes		(563,966)	(189,000)
Payment of lease liabilities		(238,643)	(182,701)
Payment of transaction costs		(10,366)	-
Payment of buy back shares		-	(251,906)
Net cash used in financing activities		**(2,754,901)**	**(2,938,626)**
Net decrease in cash held		**(4,962,948)**	**(9,559,296)**
Cash and cash equivalents at beginning of the year		**28,020,655**	**35,200,751**
Effects of exchange rate changes on foreign currency held		(1,666,098)	2,379,200
Cash and cash equivalents at end of the year	15(a)	**21,391,609**	**28,020,655**

The accompanying notes form part of these financial statements.

Statement of Changes in Equity for the Year Ended 30 June 2026

	Share Capital	Performance Rights Reserve	Foreign Currency Translation Reserve	Retained Earnings	Total Equity
	$	$	$	$	$
Balance at 30 June 2024	**168,802,368**	**1,198,318**	**3,047,053**	**29,963,627**	**203,011,366**
Exercise of performance rights under share-based payment	80,424	(80,424)	-	-	-
Issue of shares	649,782	-	-	-	**649,782**
Employee share-based payment options	-	1,351,685	-	-	**1,351,685**
Buy back shares	(251,906)	-	-	-	**(251,906)**
Dividends Paid	-	-	-	(2,504,019)	**(2,504,019)**
Transactions with owners	**169,280,668**	**2,469,579**	**3,047,053**	**27,459,608**	**202,256,908**
Net income for the year	-	-	-	36,172,518	**36,172,518**
Other comprehensive income:					
Exchange differences of foreign exchange translation of foreign operations	-	-	2,379,200	-	**2,379,200**
Total other comprehensive income	**-**	**-**	**2,379,200**	**-**	**2,379,200**
Balance at 30 June 2025	**169,280,668**	**2,469,579**	**5,426,253**	**63,632,126**	**240,808,626**
Exercise of performance rights under share-based payment	3,037,568	(3,037,568)	-	-	-
Transaction costs	(10,366)	-	-	-	**(10,366)**
Employee share-based payment options	-	2,338,206	-	-	**2,338,206**
Dividends paid	-	-	-	(2,505,892)	**(2,505,892)**
Transactions with owners	**172,307,870**	**1,770,217**	**5,426,253**	**61,126,234**	**240,630,574**
Net income for the year	-	-	-	33,916,819	**33,916,819**
Other comprehensive income:					
Exchange differences of foreign exchange translation of foreign operations	-	-	(1,666,098)	-	**(1,666,098)**
Total other comprehensive income	**-**	**-**	**(1,666,098)**	**-**	**(1,666,098)**
Balance at 30 June 2026	**172,307,870**	**1,770,217**	**3,760,155**	**95,043,053**	**272,881,295**

The accompanying notes form part of these financial statements.

Notes to and Forming Part of the Financial Statements for the Year Ended 30 June 2026

1. Summary Of Other Potentially Material Accounting Policies

This note provides a list of other potentially material accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the group consisting of CLINUVEL PHARMACEUTICALS LTD and its subsidiaries.

a) Basis Of Preparation

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. The consolidated financial statements comply with Australian Accounting Standards and International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. CLINUVEL PHARMACEUTICALS LTD is a for-profit entity for the purposes of reporting under Australian Accounting Standards.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of financial assets. Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies have been consistently applied, unless otherwise stated.

Both the functional and presentation currency of the Group and its Australian controlled entities is Australian dollars. The functional currency of certain non-Australian controlled entities is not Australian dollars. As a result, the results of these entities are translated to Australian dollars for presentation in the CLINUVEL PHARMACEUTICALS LTD financial report.

In applying Australian Accounting Standards management must make judgements regarding carrying values of assets and liabilities that are not readily apparent from other sources. Assumptions and estimates are based on historical experience and any other factor that are believed reasonable in light of the relevant circumstances. These estimates are reviewed on an ongoing basis and revised in those periods to which the revision directly affects.

All accounting policies are chosen to ensure the resulting financial information satisfies the concepts of relevance and reliability.

During the period, the Group revised the reporting and presentation layout of its Statement of Profit and Loss and Other Comprehensive Income to now be presented on a by-Function basis rather than on a by-Nature basis as it has been historically. This now aligns with the Group's presentation layout with the separately lodged U.S. GAAP financial reports within the 20-F lodgements to the SEC and Nasdaq.

There are a number of reasons for enacting this presentation change with the most formidable being that the by-Function presentation format reflects changes in internal management reporting and the manner in which financial information is reviewed by the by the Chief Operating Decision Maker (CODM), CLINUVEL's Chief Executive Officer and aligns external reporting across both the ASX and Nasdaq with the Group's current organisational structure and decision-making processes.

The FY2025 comparative financial period information within the Statement of Profit and Loss and Other Comprehensive Income has been re-presented to conform with the change to the by-Function presentation. Refer to Note 2 for details surrounding the change in presentation of comparative amounts.

This change to by-Function reflects an aggregation of like-for-like existing operations rather than the creation of new operating activities. Accordingly, it does not impact the recognition or measurement of the Group's consolidated revenue, expenses, profit, net assets, or cash flows.

b) Principles Of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company (the parent entity) and its subsidiaries as defined in Australian Accounting Standard Board (AASB 10). Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control such entity. In preparing the consolidated

financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

All the Group's subsidiaries are wholly-owned. There are no longer non-controlling interests with ownership interests in any of the Group's subsidiaries.

c) Going Concern

The financial statements of the consolidated entity have been prepared on a going concern basis. The consolidated entity's operations are subject to risk factors that could materially impact the financial performance and position of the consolidated entity.

The going concern basis assumes that, if required, future capital raisings will be available to enable the consolidated entity to acquire new entities with projects of interest and to undertake the research, development and commercialisation of existing projects and that the subsequent commercialisation of products will be successful. The consolidated entity has successfully raised additional working capital in past years. Should cash flows from its commercialisation activities not provide adequate funding to finance potential acquisitions or sustain its research, development and commercialisation projects in the coming financial year, the Directors would consider the need to bring in additional funds from various funding sources. The Company has sufficient amounts of cash to be able to continue as a going concern and therefore will be able to realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial statements.

d) Income Tax

Current Tax

Current tax is calculated by reference to the amount of income tax payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantially enacted by reporting date. Current tax for current and prior periods is recognised as a liability to the extent it is unpaid.

Deferred Tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and corresponding tax base of those items.

In principle, deferred tax liabilities are recognised on all taxable differences. Deferred tax assets are recognised for deductible temporary differences and unused tax losses to the extent that it is probable that sufficient unused tax losses and tax offsets can be utilised by future taxable profits. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affect neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantially enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company/consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Tax Consolidation

The Company and its wholly-owned Australian entities are part of a tax-consolidation group under Australian taxation law. CLINUVEL PHARMACEUTICALS LTD is the head entity of the tax-consolidation group.

Current And Deferred Tax For The Period

Current and deferred tax is recognised as an expense or income in the Statement of Profit or Loss and Other Comprehensive Income, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or discount on acquisition.

A deferred tax asset has been recognised as at 30 June 2026 and 30 June 2025 after management judgement was applied to assess whether its unused tax losses and tax offsets could be utilised by future taxable profits.

It was determined:

- The consolidated entity has experienced consecutive years of profitability and revenue growth;
- Current pricing agreements with European and U.S. payors are not expected to change significantly in the next financial year;
- An increase to consolidated entity revenues are expected in the near term from expansion of specialty center network in North America;
- Whilst internal targets continue to expect ongoing profitability in the near term, there is uncertainty around expected future taxable income in the longer term as part of the business strategy to expand the Company.

e) Cash and Cash Equivalents

Cash and cash equivalents comprise of cash on hand and at call deposits held with banks or financial institutions. The cash at bank amounts earns floating rates based on daily bank account interest rates. The carrying amounts of cash and cash equivalents represent fair value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

f) Cash Held in Term Deposits

Cash Held in Term Deposits comprises of term deposits, bank bills and investments in money market instruments held with banks or financial institutions which are easily convertible to a known amount of cash and subject to an insignificant risk of change in value. The carrying amounts of cash held in term deposits equivalents represent fair value. The majority of these term deposits are readily convertible to cash within 31 days' notice and after a market-related rate reduction to the interest on the term deposit principal is applied. Part of our cash management processes is to place cash in term deposits with banks and financial institutions with differing maturity dates which may extend several months from their commencement date. This allows the Group to manage its short-term cash commitments and in doing so, ensuring a competitive interest yield is obtained without placing cash in investments such as marketable securities.

g) Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost or net realisable value. Cost comprises direct material and labour. Costs are assigned to individual items of inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

h) Other Current Assets

Other current assets comprise prepayments of drug peptide still in development stage and yet to be used in the Group's R&D program and prepayments for certain insurances yet to expire, along with other general prepayments. The expenditures represent an unused expense and therefore a decrease in future economic benefit has yet to be incurred.

i) Property, Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

• Land	Not depreciated
• Building	Over 50 years
• Plant and equipment	Between 4 to 10 years
• Furniture and fittings	Between 5 to 10 years
• Leasehold improvements	Over the term of leases

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each financial year-end. Gains and losses on disposal of assets are determined by comparing proceeds upon disposal with the asset's carrying amount. These are included in the Profit or Loss.

j) Leases

The Group considers whether a contract is, or contains, a lease. A lease is defined as 'a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration'. To apply this definition, the Group assesses whether the contract meets three key evaluations which are whether:

- the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
- the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; or
- the Group has the right to direct the use of the identified asset throughout the period of use. The Group assess whether it has the right to direct 'how and for what purpose' the asset is used throughout the period of use.

At lease commencement date, the Group recognises right-of-use assets and lease liabilities on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use assets or the end of the lease term which is currently between two to six years. Instead of performing an impairment review on the right-of-use assets at the date of initial application, the Group has relied on its historic assessment as to whether leases were onerous immediately before the date of initial application of AASB 16. The Group also assesses the right-of-use assets for impairment when such indicators exist.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognising a right-of-use asset and lease liability, the payments in relation to these are recognised as an expense in profit or loss on a straight-line basis over the lease term.

k) Investments And Other Financial Assets

Recognition And Derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expired.

Classification And Initial Measurement Of Financial Assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

Subsequent Measurement Of Financial Assets

For the purpose of subsequent measurement, financial assets, other than those designated and effective as hedging instruments, are classified into the following categories upon initial recognition:

- financial assets at amortised cost;
- financial assets at fair value through profit or loss (FVPL);

- debt instruments at fair value through other comprehensive income (FVOCI); and
- equity instruments at FVOCI.

Classifications are determined by both:

- the entity's business model for managing the financial assets; and
- the contractual cash flow characteristics of the financial assets.

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within Finance, Corporate and General expenses.

Financial Assets At Amortised Cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

- they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and
- the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group's cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Impairment Of Financial Assets- Trade And Other Receivables

The Group makes use of a simplified approach in accounting for trade and other receivables and records the loss allowance at the amount equal to the expected lifetime credit losses. In using this practical expedient, the Group uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses.

The Group assesses impairment of trade receivables on a collective basis as they possess credit risk characteristics based on the days past due.

Classification And Measurement of Financial Liabilities

The Group's financial liabilities include trade and other payables.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss.

Subsequently, financial liabilities are measured at amortised cost using the effective interest method except for derivatives and financial liabilities designated at FVPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments).

All interest-related charges and, if applicable, changes in an instrument's fair value that are reported in profit or loss are included within finance costs or finance income.

l) Impairment Of Assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specified to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the Profit or Loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the

carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the Profit or Loss immediately.

m) Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services, incurred prior to the end of the financial year.

n) Employee Benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, loyalty payment, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date. The discount rate used to estimate future cash flows is per the Australian high quality corporate bond rates.

o) Provisions

Provisions are recognised when a present obligation to the future sacrifice of economic benefits becomes probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received, and the amount of the receivable can be measured reliably.

p) Share Capital

Ordinary share capital is recognised at the fair value of the consideration received by the Company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

q) Earnings Per Share

Basic Earnings Per Share

Basic earnings per share is determined by dividing net income after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted Earnings Per Share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

r) Revenue and Other Income

Revenue Arises From The Sale Of SCENESSE® Implants

The Group's revenue from contracts with customers arises from the commercial sales of goods and sales reimbursements. Commercial sales of goods are the commercial sales of SCENESSE® implants in Europe and the U.S.A. Sales reimbursements are the distribution of SCENESSE® under special access reimbursement schemes. The special access reimbursement scheme provides for the import and supply of an unapproved therapeutic good to patients, often on a case-by-case basis.

To determine whether to recognise revenue, the Group follows a five-step process:

a) identifying the contract with a customer;
b) identifying the performance obligations;
c) determining the transaction price;
d) allocating the transaction price to the performance obligations; and
e) recognising revenue when/as performance obligation(s) are satisfied.

Transaction prices are adjusted for variable consideration in the form of rebates that are recognized as a reduction in revenue at the point in time when control of the product transfers to the customer. The Company does not provide sales rebates or discount incentives on SCENESSE® sales and aims to maintain uniform pricing within each jurisdiction. Immaterial variable consideration adjustments arise from either: (i) mandatory statutory rebates associated with government-regulated medical reimbursement schemes in certain commercial jurisdictions; and (ii) financial assistance provided under the Company's Patient Savings Program that supports eligible, commercially insured, patients by reducing out-of-pocket costs for the Company's therapies.

Based on the above revenue recognition process and the nature of all revenue streams from contracts with customers, the Group recognises revenues as earned from commercial sales of goods and sales reimbursements (constrained by variable considerations, which include return and rebates) when performance obligations are satisfied at a point in time, which is upon receipt of shipment by customer and when control of the goods passes to the customer, at an amount that reflects the consideration to which the Group expects to be entitled in exchange for the goods.

Due to patients seeking treatment in the spring, summer and autumn months, there remains a seasonal demand for SCENESSE®. As such, fluctuations caused by seasonal demand impact the cash flows to the Group's operations.

Note 19 provides additional disclosures disaggregating revenue by geographical market.

Interest

Interest income is recognised on a proportional basis that takes into account the effective yield on the financial asset.

Government Grant

Government grants represent the Research Incentive Scheme for Companies provided by the Singapore Economic Development Board, along with the Rebate Cash Grant and Progressive Wage Credit Scheme Payout from Singaporean government. Government grants are recognised in the financial statements at their fair values when there is a reasonable assurance that the Consolidated Entity will comply with the requirements and that the grant will be received.

s) Research And Development Expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the period as incurred. An intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following is demonstrated:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The consolidated entity uses its critical judgement in continually assessing whether development expenditures meet the recognition criteria of an intangible asset.

Whilst at the end of the financial year the consolidated entity had received European and US regulatory approval and launched a European and U.S. product the above criteria have not been fully satisfied to support the recognition and generation of an internally generated intangible asset.

t) Goods And Services Tax/Value Added Tax (GST)

Revenues, expenses and assets are recognised net of the amount of 'goods and services tax' or 'valued added tax' as it is known in certain jurisdictions (GST), except:

- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the costs of acquisition of an asset or as part of an item of expense; or
- for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables. Cash flows are included in the Statement of Cash Flow on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

u) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosure.

v) Foreign Currency Transactions and Balances

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Exchange differences are recognised in profit or loss in the period in which they arise as defined in AASB 121.

Foreign subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- At the spot rate at reporting date for assets and liabilities; and
- At average monthly exchange rates for income and expenses.

Resulting differences are recognised within equity in a foreign currency translation reserve.

w) Share-Based Payment Transactions

Benefits are provided to employees of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ("equity-settled transactions").

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of conditional performance rights is measured by a Monte Carlo simulation pricing model for those performance rights with market capitalisation hurdles and either a binomial or a trinomial model for those performance rights not linked to the price of the shares of CLINUVEL PHARMACEUTICALS LTD ("non-market vesting conditions"). It is determined at grant date and expensed on a straight-line basis over the vesting period. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of CLINUVEL PHARMACEUTICALS LTD ("market conditions").

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date").

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best available information at reporting date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.

However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

x) Critical Accounting Estimates and Judgement

The Directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group.

Key Estimates – Share-Based Payments Transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using either a Monte Carlo simulation pricing model for market conditions, or a Binomial Options Valuation pricing model for non-market conditions, using the assumptions detailed in Note 21. The total expense is brought to account over the vesting period which for some instruments requires the group to form judgements associated with the timing and probability of vesting conditions.

Key Judgements – Trade Debtors

In applying the Group's accounting policy to trade debtors, significant judgement is involved in assessing the expected credit loss of trade debtors amounts. The Group uses ageing of trade debtors and use judgement to assess the expected credit loss of trade debtors taking into account historical loss experience and other forward-looking factors specific to the debtors and the economic environment. The value of trade debtors is included in Note 4.

Key Judgements – Tax Losses

Given the Company's and each individual entities' history of losses, the Group has recognised a deferred tax asset with regard to unused tax losses and other temporary differences. The Directors have determined the Group will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised. The value of tax losses both recognised and not recognised is included in Note 3.

Uncertainty Over Income Tax Treatments

The Group assesses whether it is 'probable' that a taxation authority will accept an uncertain tax treatment. This assessment takes into account that, for certain jurisdictions in which the Group operates, a local tax authority may seek to open a group's books as far back as inception of the group. Where it is probable, the Group has determined tax balances consistently with the tax treatment used or planned to be used in its income tax filings. Where the Group has determined that it is not probable that the taxation authority will accept an uncertain tax treatment, the most likely amount or the expected value has been used in determining taxable balances (depending on which method is expected to better predict the resolution of the uncertainty).

y) Segment Reporting

A segment is a component of the consolidated entity that earns revenues or incurs expenses whose results are regularly reviewed by the Chief Operating Decision Maker and for which discrete financial information is prepared.

The Group has identified its operating segments based on the internal reports that are reviewed and used by the Chief Executive Officer (the Chief Operating Decision Maker) in assessing performance and in determining the allocation of resources. During the year, the Group revised its operating segment structure to reflect changes in internal management reporting and the manner in which financial information is reviewed by the CODM. The updated segment presentation aligns external reporting with the Group's current organisational structure and decision-making processes. The revised operating segment are effective from the beginning of the current reporting period. Comparative segment information has been re-presented to align with the current year presentation. This change is presentational in nature only and reflects a re-aggregation of existing operations rather than the creation of new operating activities. Accordingly, it does not impact the recognition or measurement of the Group's consolidated revenue, expenses, profit, net assets, or cash flows.

The Group has established entities in more than one geographical area. The revenues earned from external customers by geographical location is detailed in Note 19. The Group has one operating segment within the definition of AASB 8 Operating Segments.

z) New Australian Accounting Standards Issued But Not Yet Effective

The Group has not adopted any new accounting standards or interpretations during the financial year. The Group is yet to undertake a detailed assessment of the impact of any new accounting standards or interpretations that are not effective. However,

based on the Group's preliminary assessment, new accounting standards or interpretations are not expected to have a material impact on the transactions and balances recognised in the consolidated financial statements for the year ended 30 June 2026.

2. Profit/(Loss) From Continuing Operations

Profit/(loss) before income tax includes the following specific expenses		Consolidated Entity
	2026	2025
	$	$
Employee salaries and benefits expense	24,482,492	24,379,103
Depreciation on property, plant & equipment	576,594	786,664
Amortisation of right-of-use assets	408,874	359,079
Operating lease expense – minimum lease payments	238,643	182,701
Bank charges	81,278	39,611
(Loss)/gain on disposal of property, plant and equipment	(57,242)	1,428

Reconciliation of FY2025 comparative information from by-nature to by-function presentation

As outlined in Note 1a), the Group changed its presentation of expenses in the statement of profit or loss from a classification based on the nature of the expense to a classification based on function of the expense during the year ended 30 June 2026.

Accordingly, the comparative information for the prior year ended 30 June 2025 has been re-presented in the following table to conform with the current year presentation.

Previously reported by nature	2025 $	By nature reclassification to function
Personnel-related	24,852,626	Total costs of revenues, research & development, communications and marketing & general and administrative
Share-based payments	2,001,467	Total costs of revenues, research & development, communications and marketing & general and administrative
Materials and related expenses	2,674,148	Total costs of revenues & research & development, communication and marketing , general admin
Commercial distribution	3,997,223	Total costs of revenues , General and administrative, research & development
Finance, corporate and general	4,462,838	General and administrative
Changes in inventories of raw materials, work in progress and finished goods	1,805,282	Total costs of revenues
Clinical and non-clinical development	7,403,595	Research and development & Cost of revenue
Legal, insurance and IP	1,007,396	General and administrative, research & development & Cost of revenue
Depreciation and amortisation	1,181,394	General and administrative
Communication, branding and marketing	4,361,230	Communications and marketing

3. Income Tax Expense

	Consolidated Entity	
	2026	2025
	$	$
(a) Income tax expense/(benefit)		
Current	15,616,443	14,401,769
Deferred	(1,873,497)	978,513
Income tax expense	**13,742,946**	**15,380,282**
Deferred tax included in income tax benefit comprises:		
Decrease/(increase) in deferred tax assets	152,313	(105,286)
Increase/(decrease) in deferred tax liabilities	(2,025,810)	1,083,799
	(1,873,497)	**978,513**
(b) Numerical		
Income before income tax expense	47,659,765	51,552,800
Tax at the statutory tax rates of 30% in 2026 and 2025	14,297,929	15,465,840
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:		
Other tax benefits	(554,983)	(85,558)
Income tax expense	**13,742,946**	**15,380,282**
Tax losses not recognised		
Unused tax losses for which no deferred tax asset has been recognised	20,634,833	21,400,277
(c) Deferred tax assets		
Intangibles	733,056	567,170
Carry forward tax losses	708,016	1,128,410
Provisions	258,020	227,715
Accrued Expenses	159,129	140,922
Lease liabilities	13,680	44,438
	1,871,901	**2,108,655**
Reconciliation to the Statement of Financial Position		
Total deferred tax assets	1,871,901	2,108,655
Set-off of deferred tax liabilities that are expected to reverse in the same period	(1,059,644)	(853,207)
	812,257	**1,255,448**
Movements		
Opening balance	2,108,655	1,983,690
Carry forward tax losses	(420,393)	271,642
Intangibles	165,886	(5,411)
Lease liabilities	(30,758)	(27,366)
Provisions	30,304	(28,953)
Accrued Expenses	18,207	(84,947)
	1,871,901	**2,108,655**
(d) Deferred tax liabilities		
Unrealised foreign exchange gains	(2,225,688)	(4,208,154)
Right-of-use assets	(25,687)	(69,031)
Intangibles	3,936	3,936
	(2,247,439)	**(4,273,249)**
Reconciliation to the Statement of Financial Position		
Total deferred tax liabilities	(2,247,439)	(4,273,249)
Set-off of deferred tax assets that are expected to reverse in the same period	1,059,644	853,207
	(1,187,795)	**(3,420,042)**
Movements		
Opening balance	(4,273,249)	(3,189,450)
Unrealised foreign exchange gains	1,982,467	(1,463,825)
Right-of-use assets	43,343	55,405
Accrued income	-	339,134
Intangibles	-	(14,513)
	(2,247,439)	**(4,273,249)**

Deferred tax assets include US deferred tax assets that cannot be offset with Australian deferred tax liabilities. The tax rates used in this report are the Australian corporate tax rate of 30% in 2026 and 2025, income tax rate of 21% for US entity in 2026 and 2025.

4. Trade and Other Receivables

		Consolidated Entity
	2026	2025
	$	$
Current		
Trade debtors	18,715,356	24,318,824
Interest receivables	4,030,413	3,110,651
Sundry debtors	707,736	184,845
Expected credit losses	-	(152,958)
Total	**23,453,505**	**27,461,362**

Trade debtors are recognised initially at the amount of consideration that is unconditional, when they are recognised at fair value. They are subsequently measured at amortised cost using the effective interest method and due to their short-term nature their carrying amount is considered to be the same as their fair value. A provision for expected credit losses (ECL) is recognised based on the difference between the contractual cashflows due in accordance with the contract and all the cash flows that the Group expects to receive. The Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. As at 30 June 2026, the Group had a provision for expected credit loss of $nil (2025 $152,958).

		Consolidated Entity
	2026	2025
	$	$
Expected Credit losses		
Opening balance as at 1 July	(152,958)	(149,506)
Write-off of/(provision for) expected credit losses	152,958	(3,452)
Closing balance as at 30 June	-	**(152,958)**

5. Inventory

		Consolidated Entity
	2026	2025
	$	$
Current		
Raw materials – at cost	784,856	683,836
Work in progress – at cost	2,572,553	5,172,639
Finished goods – at cost	3,523,957	2,964,856
Total	**6,881,366**	**8,821,331**

6. Property, Plant and Equipment

	Consolidated Entity 2026 $	2025 $
Land and building		
At cost	5,015,767	5,015,767
Less: accumulated depreciation	(186,831)	(118,665)
Sub-total	**4,828,936**	**4,897,102**
Plant and equipment		
At cost	1,944,071	2,091,995
Less: accumulated depreciation	(930,473)	(1,050,992)
Sub-total	**1,013,598**	**1,041,003**
Furniture and fittings		
At cost	64,806	95,034
Less: accumulated depreciation	(29,460)	(48,817)
Sub-total	**35,346**	**46,217**
Leasehold improvements		
At cost	1,987,000	1,987,000
Less: accumulated amortisation	(1,808,860)	(1,250,317)
Sub-total	**178,140**	**736,683**
Construction in progress		
At cost	1,236,860	-
Sub-total	**1,236,860**	**-**
Total property, plant and equipment	**7,292,880**	**6,721,005**

Movements in Carrying Amounts – Property, Plant and Equipment

Movements in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the financial year.

	Land & Building	Plant And Equipment $	Furniture And Fittings $	Leasehold Improvements $	Construction In Progress $	Consolidated Entity Total $
Carrying amount at 30 June 2024	4,891,442	1,091,666	56,654	942,575	-	6,982,337
Additions	47,997	247,829	2,741	-	-	298,567
Disposals/reallocation	-	(5,656)	-	-	-	(5,656)
Depreciations expense	(42,337)	(292,836)	(13,178)	(205,892)	-	(554,243)
Carrying amount at 30 June 2025	**4,897,102**	**1,041,003**	**46,217**	**736,683**	**-**	**6,721,005**
Additions	-	357,659	7,421	-	1,236,860	1,601,940
Disposals/reallocation	3,057	(49,887)	(8,614)	(398,027)	-	(453,471)
Depreciations expense	(71,223)	(335,177)	(9,678)	(160,516)	-	(576,594)
Carrying amount at 30 June 2026	**4,828,936**	**1,013,598**	**35,346**	**178,140**	**1,236,860**	**7,292,880**

7. Right-of-Use Assets and Lease Liabilities

		Consolidated Entity
	2026	2025
	$	$
Right-of-use assets		
At cost	2,449,474	1,762,660
Less: accumulated amortisation	(496,691)	(1,356,709)
Total right-of-use assets	**1,952,783**	**405,951**

Movements in Carrying Amounts – Right-Of-Use Assets

Movements in the carrying amounts for right-of-use assets between the beginning and the end of the financial year.

	Consolidated Entity
	Right-of-use Assets
	$
Carrying amount at 30 June 2024	737,788
Additions	-
Disposals	-
Amortisation	(331,837)
Carrying amount at 30 June 2025	**405,951**
Additions	1,930,468
Disposals	-
Amortisation	(383,636)
Carrying amount at 30 June 2026	**1,952,783**

		Consolidated Entity
	2026	2025
	$	$
Lease liabilities		
Lease liabilities - Current	388,615	431,184
Lease liabilities - Non-current	1,549,871	97,344
Total lease liabilities	**1,938,486**	**528,528**

Lease liability is measured at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group's incremental average borrowing rate of 6.50% in 2026 and 5.12 % in 2025.

8. Interests in Subsidiaries

Name of Entity	Type of Entity	Ownership Interest		Country of Incorporation
		2026	2025	
Parent entity				
CLINUVEL PHARMACEUTICALS LTD	Body Corporate	-	-	Australia
Controlled entities				
CLINUVEL (UK) LTD	Body Corporate	100%	100%	United Kingdom
CLINUVEL, INC.	Body Corporate	100%	100%	United States of America
CLINUVEL AG	Body Corporate	100%	100%	Switzerland
CLINUVEL SINGAPORE PTE LTD	Body Corporate	100%	100%	Singapore
VALLAURIX PTE LTD	Body Corporate	100%	100%	Singapore
CLINUVEL EUROPE LIMITED	Body Corporate	100%	100%	Ireland
VALLAURIX MC SARL	Body Corporate	100%	100%	Monaco

9. Trade and Other Payables

		Consolidated Entity
	2026	2025
	$	$
Current		
Unsecured trade creditors	1,279,247	2,550,597
Sundry creditors and accrued expenses	7,966,607	7,393,977
Total	**9,245,854**	**9,944,574**
(a) Aggregate amounts payable to:		
Directors and Director-related entities	**2,345,004**	**3,218,831**
(b) Australian dollar equivalents of amounts payable in foreign currencies not effectively hedged and included in Trade and Sundry creditors:		
Canadian dollars	2,819	3,216
Other	2,064	-
Total	**4,883**	**3,216**

For an analysis of the sensitivity of trade and other payables to foreign currency risk refer to Note 20(c) .
Terms and conditions: Trade and sundry creditors are non-interest bearing and normally settled on 30 day terms.

10. Provisions

		Consolidated Entity
	2026	2025
	$	$
Current		
Employee benefits	2,867,120	2,287,949
Total	**2,867,120**	**2,287,949**
Non-current		
Employee benefits	120,558	127,787
Other provisions	135,801	85,471
Total	**256,359**	**213,258**

11. Contributed Equity

(a) Issued And Paid Up Capital

		Consolidated Entity
	2026	2025
	$	$
50,427,898 fully paid ordinary shares (2025: 50,123,630)	172,307,870	169,280,668

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company. The Company does not have a limited amount of authorised capital and issued shares do not have a par value.

(b) Movements In Ordinary Share Capital

				Consolidated Entity
		2026		2025
	No.	$	No.	$
At the beginning of the financial year	**50,123,630**	**169,280,668**	**50,077,780**	**168,802,368**
Issued during the year	-	-	56,700	649,782
Conditional rights issues and transferred from conditional rights reserve	304,268	3,037,568	6,250	80,424
Share buy back	-	-	(17,100)	(251,906)
Less: transaction costs	-	(10,366)	-	-
Balance at the end of the financial year	**50,427,898**	**172,307,870**	**50,123,630**	**169,280,668**

(c) Conditional Performance Rights

During the year the following conditional Performance Rights were exercised, resulting in the issue of fully paid ordinary shares:		
Expiry date	Exercise Price	Number of Securities
Upon achievement of various performance milestones	**Nil$**	**285,785**

As at 30 June 2026, the year the following conditional Performance Rights existed which if exercised, resulting in the issue of fully paid ordinary shares:		
Expiry date	Exercise Price	Number of Conditional Rights
Upon achievement of various performance milestones	**Nil$**	**890,028**

12. Reserves

		Consolidated Entity
	2026	2025
	$	$
Conditional Performance Rights reserve:		
Balance at the beginning of period	**2,469,579**	**1,198,318**
Share-based payment	2,338,206	1,351,685
Transfer to share capital	(3,037,568)	(80,424)
Balance at the end of period	**1,770,217**	**2,469,579**

The Conditional Performance Rights reserve arises on the grant of conditional performance rights to eligible employees under the Conditional Performance Rights Plan. Amounts are transferred out of the reserve and into issued capital when the rights are exercised and to retained earnings when rights lapse.

Foreign currency translation reserve:		
Balance at the beginning of period	**5,426,253**	**3,047,053**
Translating foreign subsidiaries to current rate at reporting date	(1,666,098)	2,379,200
Balance at the end of period	**3,760,155**	**5,426,253**
Total reserves	**5,530,372**	**7,895,832**

13. Short-Term Lease Commitments

		Consolidated Entity
	2026	2025
	$	$
Operating lease commitments		
Non-cancellable operating leases contracted for but not capitalised under AASB 16 as they are short-term and are payable as follows:		
not later than 1 year	64,370	431,184
later than 1 year but not later than 5 years	-	-
Total	**64,370**	**431,184**

Operating leases comprises commitments for limited license agreement of furnished office accommodation and office equipment
The limited license agreement has no contingent rental clauses and contains renewal options.

14. Earnings Per Share (EPS)

		Consolidated Entity
	2026	2025
	$	$
(a) Basic earnings per share (cents per share)	67.8	72.2
(a) Diluted earnings per share (cents per share)	66.8	71.8
(b) The Weighted Average Number of Ordinary Shares (WANOS) used in the calculation of basic earnings per share	50,009,944	50,076,045
(b) Weighted average number of performance rights on issue in respect of share based payments during the year	736,935	303,971
(b) The Weighted Average Number of Ordinary Shares (WANOS) used in the calculation of diluted earnings per share	50,746,879	50,380,016
(c) The numerator used in the calculation of basic earnings per share ($)	33,916,819	36,172,518

There have been no other transactions involving ordinary shares or potential ordinary shares that would significantly change the number of ordinary shares outstanding between the reporting date and the date of the completion of this financial report.

15. Cash Flow Information

		Consolidated Entity
	2026	2025
	$	$
(a) Reconciliation of cash		
Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the balance sheet as follows:		
Cash at bank	19,293,619	26,096,892
Cash on hand	643	1,479
Deposits on call	837,473	1,707,254
Term deposits	958,727	-
Security bonds	301,147	215,030
Total cash and cash equivalents	**21,391,609**	**28,020,655**
(b) Reconciliation of cash flows from operating activities with net income		
Net income	**33,916,819**	**36,172,518**
Non cash flows in net income after income tax:		
Exchange rate effect on foreign currencies held	4,692,604	(2,801,764)
Share-based payment	2,338,206	2,001,467
Unrealised loss (gain) on foreign exchange translation	(1,666,098)	2,379,200
Depreciation expense on property, plant & equipment	576,594	786,664
Amortisation expense on right-of-use assets	408,874	359,079
Write off of expected credit losses	(152,958)	-
Loss on disposal of property, plant & equipment	57,242	-
Changes in assets and liabilities:		
(Increase)/decrease in receivables	4,160,815	(1,223,065)
(Increase)/decrease in inventories	1,939,965	1,805,282
(Increase)/decrease in other current assets	340,195	(1,250,142)
(Increase)/decrease in deferred tax assets	443,191	(235,104)
(Increase)/decrease in lease bonds	(4,269)	(79,132)
Increase/(decrease) in payables	(698,721)	2,835,520
Increase/(decrease) in income tax payables	(7,832,716)	(1,304,350)
Increase/(decrease) in provisions	622,272	455,351
Increase/(decrease) in deferred tax liabilities	(2,232,247)	1,193,938
Net cash provided by operating activities	**36,909,768**	**41,095,462**

Cash at bank earns floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represent fair value.

16. Key Management Personnel

		Consolidated Entity
	2026	2025
	$	$
Short-term employee benefits	5,411,766	5,428,884
Post-employment benefits	131,250	131,607
Long-term benefits	1,129,935	1,964,388
Share-based payments	238,840	185,779
Total	**6,911,791**	**7,710,658**

No loans or other transactions existed with key management personnel.

17. Auditor's Remuneration

	Consolidated Entity	
	2026 $	2025 $
Amounts received or due and receivable by Grant Thornton Audit Pty Ltd for:		
audit services and review	538,441	241,170
tax and advisory services	-	-
Total	**538,441**	**241,170**

18. Related Party Disclosures

Transactions with other related parties *All figures disclosed are reported in USD.*	2026 $ USD	2025 $ USD
Sales and purchases of goods and services		
Sale of goods to entities associated with directors	-	261,284
Purchases of goods and services from entities associated with Directors	118,847	303,628
Outstanding balances arising from sales/purchases of goods and services		
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:		
Current receivables	390,672	459,314
Current payables	-	74,428

Terms and conditions
All transactions were made on normal commercial terms and conditions and at market rates.
Outstanding balances are unsecured and are repayable in cash.

Director Related And Key Management Personnel Transactions And Entities:

There are no loan transactions and relationships in existence as at 30 June 2026 and 2025 between Directors and the Company and its related entities.

19. Segment Information

A segment is a component of the Group that earns revenues or incurs expenses whose results are regularly reviewed by the Chief Operating Decision Maker, CLINUVEL's Chief Executive Officer, and for which discrete financial information is prepared.

During the year, the Group revised its operating segment structure to reflect changes in internal management reporting and the manner in which financial information is reviewed by the CODM. The updated segment presentation aligns external reporting with the Group's current organisational structure and decision-making processes. The revised operating segment are effective from the beginning of the current reporting period. Comparative segment information has been re-presented to align with the current year presentation. This change is presentational in nature only and reflects a re-aggregation of existing operations rather than the creation of new operating activities. Accordingly, it does not impact the recognition or measurement of the Group's consolidated revenue, expenses, profit, net assets, or cash flows.

As the Group operates in the single biopharmaceutical sector, and the majority of its expenditure activities are concentrated on researching, developing and commercialising a sole asset, being its leading drug candidate, the Group's consolidated total assets are the total reportable assets of the operating segment.

The Group has established entities in more than one geographical area. The revenues earned from external customers by geographical location is detailed below. The Group has one operating segment within the definition of AASB 8 Operating Segments.

The Group's revenue disaggregated by primary geographical markets is as follows:

	FY2026 Amount $'000	%	FY2025 Amount $'000	%
Ireland	52,508	56%	46,206	49%
United States	40,725	43%	47,909	50%
Rest of the world	791	<1%	903	<1%
Total revenue	**94,024**		**95,018**	
Total expenses	**(53,493)**		**(53,747)**	
Net income before tax	47,660		51,553	
Income tax	13,743		15,380	
Net income after tax	33,917		36,173	
Property, plant & equipment	7,293		6,721	

The Group has a number of customers to which it provides its leading drug candidate, all of which is recognised at a point in time. A total of three customers exceed 10% of the total external revenue. (2025: A total of three customers exceed 10% of the total external revenue).

20. Financial Instruments

CLINUVEL PHARMACEUTICALS LTD and consolidated entities have exposure to the following risks from its use in financial instruments:

- Market Risk
- Credit Risk
- Liquidity Risk

The Board of Directors oversees and reviews the effectiveness of the risk management systems implemented by management. The Board has assigned responsibility to the Audit and Risk committee to review and report back to the Board in relation to the Company's risk management systems.

a) Market Risk

Market risk is the risk of changes to market prices of foreign exchange purchases, interest rates and/or equity prices resulting in a change in value of the financial instruments held by the consolidated entity. The objective to manage market risk is to ensure exposures are contained within acceptable parameters, to minimise costs and to stabilise existing assets.

Foreign Currency Risk

The consolidated entity is exposed to foreign currency risk on future commercial transactions and recognised assets and liabilities that are denominated in a currency other than the functional currency of each of the Group's entities, specifically U.S. dollars (USD), Euros (EUR), Swiss francs (CHF), Singapore dollars (SGD), Great British pounds (GBP), Swedish kronas (SEK), Canadian dollars (CAD) and Israel new shekels (ILS). The parent entity is exposed to the risk of its cash flows being adversely affected by movements in exchange rates that will increase the Australian dollar value of foreign currency payables. It is also exposed to the risk of movements in foreign currency exchange rates for those currencies which sales and reimbursement receipts are received.

The consolidated entity's policy of managing foreign currency risk is to hold foreign currencies equivalent to the cash outflow projected over minimum 30 days by the placement of market orders or have in place forward exchange contracts to achieve a target rate of exchange, with protection floors in the event of a depreciating Australian dollar exchange rate, to run for the time between recognising the exposure and the time of payment. In the event of an appreciating Australian dollar, the amount of foreign currency held is minimised at a level to only meet short-term obligations in order to maximise gains in an appreciating Australian currency. CLINUVEL does not engage in speculative transactions in its management of foreign currency risk. No forward exchange contracts had been entered into as at 30 June 2026 and as at 30 June 2025.

The Consolidated Entities Exposure To Foreign Currency Risk At 30 June 2026

										Consolidated Entity
					2026					2025
	Cash and Cash Equivalents	Cash Held In Term Deposits	Trade Debtors and Other Assets	Trade, Other Payables and Provisions	TOTAL	Cash and Cash Equivalents	Cash Held In Term Deposits	Trade Debtors and Other Assets	Trade, Other Payables and Provisions	TOTAL
USD	3,447,328	72,499,999	7,275,814	(2,220,659)	**81,002,482**	11,751,172	30,000,000	9,166,832	(1,317,094)	**49,600,910**
EUR	4,884,549	1,750,000	5,434,073	(3,307,699)	**8,760,923**	2,285,792	1,750,000	4,814,066	(3,469,789)	**5,380,069**
GBP	1,182,645	3,550,000	319,666	(969,091)	**4,083,220**	511,333	-	284,032	(779,661)	**15,704**
SEK	-	-	1,314,856	-	**1,314,856**	-	-	1,314,856	-	**1,314,856**
CHF	654,086	-	581,237	(111,652)	**1,123,671**	328,626	-	576,339	(111,575)	**793,390**
SGD	644,445	-	351,891	(295,508)	**700,828**	701,083	-	188,906	(342,604)	**547,385**
CAD	-	-	90,141	(4,836)	**85,305**	-	-	90,019	(2,884)	**87,135**
ILS	-	-	-	(4,500)	**(4,500)**	-	-	-	-	**-**

Sensitivity Analysis

During the financial year the Company had principal foreign currency transaction risk exposure to the USD and Euro currencies. Assuming all other variables remain constant, an appreciation in the Australian dollar is advantageous to the consolidated entity as supplier payments made in USD and Euro foreign currency now can be paid by lower amount of Australian dollars.

For the consolidated entity, 9.1% and 7.9% appreciation of the Australian dollar against the USD and Euro currencies respectively would have decreased profit and loss and equity by $5.9M and for the year ended 30 June 2026 on the basis that all other variables remain constant. Above given percentages are considered representative of the market volatility in the Australian dollar/USD and Euro rates for the period.

For the consolidated entity, an appreciation of the Australian dollar against the USD and Euro currencies would have an equal but opposite effect to the above, on the basis that all other variables remain constant.

The Group's exposure to other foreign currency movements is not considered as material.

Interest Rate Risk

The consolidated entity holds fixed interest-bearing assets therefore exposure to interest rate risk exists. It does not hold interest bearing liabilities.

The consolidated entity currently finances its operations through reserves of cash and liquid resources and does not have a borrowing requirement. In order to be protected from, and to take advantage of, interest rate movements it is the consolidated entity's policy to place cash into term deposits and other financial assets at both fixed and variable (floating) rates. The Board monitors the movements in interest rates in combination with current cash requirements to ensure the mix and level of fixed and floating returns is in the best interests of the consolidated entity.

Sensitivity Analysis

For the consolidated entity, at 30 June 2026, if interest rates had changed by +/- 50 basis points from the year-end rates (a movement considered reflective of the level of interest rate movements throughout the course of the financial year), with effect from the beginning of the year, profit and equity would be $894,266 higher/lower (2025: $1,027,290 higher/lower). This analysis assumes all other variables are held constant.

Price Risk

CLINUVEL PHARMACEUTICALS LTD and its consolidated entities was formerly exposed to price risk in its investments in income securities classified in the Statement of Financial Position as held for trading. Neither the consolidated entity nor the parent is exposed to commodity price risk.

b) Credit Risk

Credit risk arises from the potential failure of counterparties to meet their contractual obligations, resulting in a loss to the consolidated entity.

Credit risk in relation to the consolidated entity is the cash and cash equivalents deposited with banks, trade and other receivables. Exposure to credit risk in trade debtors is limited to over forty counterparties across German, Italian, Swiss, Dutch, U.S. and other medical institutions who are reimbursed by government or private insurance payors.

The maximum credit exposure is the carrying value of the cash and cash equivalents deposited with banks, trade and other debtors and foreign, wholly-owned subsidiaries.

c) Liquidity Risk

Liquidity risk is the risk the consolidated entity will not be able to meets its financial obligations when they fall due. It is the policy of the consolidated entity to ensure there is sufficient liquidity to meet is liabilities when due without incurring unnecessary loss or damage. The consolidated entity holds cash and cash equivalents in liquid markets. It does not hold financing facilities, overdrafts or borrowings.

Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement for disclosure purposes.

The fair value of financial instruments traded in active markets is based on quoted market prices at reporting date. The quoted market price for the consolidated entity is the bid price. For longer-term debt instruments held by the consolidated entity, dealer quotes are used to determine fair value. The consolidated entity formerly held investments in income securities classified in the Statement of Financial Position as held for trading. These financial instruments were traded in active markets and based on quoted market prices.

The carrying value of trade payables is assumed to approximate their fair values due to their short-term nature.

The consolidated entity manages its liquidity needs by carefully identifying expected operational expenses by month and ensuring sufficient cash is on hand, across appropriate currencies, in the day-to-day bank accounts for a minimum 30 day period. When further liquidity is required, the consolidated entity draws down on its cash under management to service future liquidity needs.

Contractual Maturities Of Financial Liabilities As At 30 June 2026

		Consolidated Entity
	2026	2025
	$	$
Trade and other payables		
Carrying amount	9,245,854	9,944,574
6 months or less	8,767,103	9,771,737
Greater than 6 months	478,751	172,837
Total	**9,245,854**	**9,944,574**
Lease liabilities		
Carrying amount	1,938,486	528,528
6 months or less	238,162	231,863
Greater than 6 months	1,700,324	296,665
Total	**1,938,486**	**528,528**

Capital Risk Management

The consolidated entity's equity is limited to shareholder contributions, supported by the cash inflows received from providing SCENESSE® to EPP patients under both the full cost special access reimbursement programs such as in Switzerland and from commercial sales currently in the European Economic Area and U.S.A. Its capital management objectives are limited to ensuring the equity available to the Company will allow it to continue as a going concern and to realise adequate

shareholder return by progressing in its developmental research of SCENESSE®, to file for successful marketing authorisation in new jurisdictions and achieving a status whereby revenues will consistently exceed expenditure.

Contractual Maturities Of Financial Assets As At 30 June 2026

		Consolidated Entity
	2026	2025
	$	$
Cash and cash equivalents		
Carrying amount	21,391,609	28,020,655
6 months or less	21,391,609	28,020,655
Total	**21,391,609**	**28,020,655**
Cash held in term deposits		
Carrying amount	230,663,781	196,085,287
6 months or less	195,958,234	100,082,133
Greater than 6 months	34,705,547	96,003,154
Total	**230,663,781**	**196,085,287**
Other financial assets (includes trade and other receivables)		
Carrying amount	23,453,505	27,461,362
6 months or less	22,445,141	26,624,065
Greater than 6 months	1,008,364	837,297
Total	**23,453,505**	**27,461,362**

Cash at bank earns floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represent fair value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. The term deposits are readily convertible to cash within 31 days' notice and after a market-related rate reduction to the interest on the term deposit principal is applied. Term deposits are subject to an insignificant risk of changes in value.

21. Share-Based Payments

The consolidated entity has two conditional performance rights schemes which are ownership based for key management personnel and select consultants (including Directors) of the Company. The number of rights granted is subject to approval by the Remuneration Committee. Rights currently have specific terms and conditions, being the achievement of performance and time-based milestones set by the Directors of the consolidated entity.

Conditional Performance Rights Plan (2009)

The Conditional Performance Rights Plan (2009) was available to eligible employees of the Company. Any issue of rights to executive Directors requires shareholder approval in accordance with ASX Listing Rules. All rights convert to one ordinary share of the consolidated entity are issued for nil consideration, have no voting rights, are non-transferable and are not listed on the ASX. They can be converted to ordinary shares at any time once the vesting conditions attached to the rights have been achieved, whereby they will be held by a Scheme Trustee on behalf of the eligible employee for up to seven years. The eligible employee can request for shares to be transferred from the Scheme Trust after seven years or at an earlier date if the eligible employee is no longer employed by the Company or all transfer restrictions are satisfied or waived by the Board in its discretion.

The Company does not intend to issue further performance rights under the 2009 Plan.

Performance Rights Plan (2014)

The Performance Rights Plan (2014) is available to eligible persons of the Company. Any issue of rights to Executive Directors requires shareholder approval in accordance with ASX Listing Rules. All rights convert to one ordinary share of the consolidated entity are issued for nil consideration, have no voting rights, are not listed on the ASX and are non-tradeable (other than with prior written Board consent). They can be converted to ordinary shares at any time once the vesting conditions attached to the rights have been achieved, whereby, only at the discretion of the Board, they may be held by a Scheme Trustee on behalf of the eligible person. The eligible person cannot trade in the shares held by the Scheme Trust

without prior written Board consent until the earlier of seven years from grant date of performance right, when the eligible person ceases employment or when all transfer restrictions are satisfied or waived by the Board in its discretion. Performance rights under this plan lapse after seven years from grant date.

The Following Share-Based Payment Arrangements Were In Existence At 30 June 2026

	Performance Rights Series	Number	Grant date	Expiry Date	Exercise Price	Fair Value at Grant Date
Issued	16/09/2011	21,725	16/09/2011	The earlier of achievement of specific performance milestones and cessation of employment/directorship	$ Nil	Between $0.55 and $0.72
Issued	29/06/2023	114,500	29/06/2023	30/06/2026	$ Nil	between $9.16 & $14.26 *
Issued	CY2026	753,803	30/04/2026	31/12/2026	$ Nil	$7.02

*these Performance Rights are a mixture of market and non-market conditions, the fair values applied to those performance rights expected to vest from the time of grant

Holdings Of All Issued Conditional Performance Rights – 2026

Performance Rights Series	Balance at Start of Year	Granted as Compensation	Exercised	Expired & Lapsed	Balance at End of Year	Performance Condition Met, not exercisable until end Vest Period	Performance Condition Not Met, not exercisable until end Vest Period
Issued 16/09/2011	21,725	-	-	-	21,725	-	21,725
Issued 29/06/2023	195,250	-	(58,627)	(22,123)	114,500	59,228	55,272
Issued 15/04/2025	282,850		(227,158)	(55,692)	-	-	-
Issued 30/04/2026	-	887,956	-	(134,153)	753,803	-	753,803
Total	**499,825**	**887,956**	**(285,785)**	**(211,968)**	**890,028**	**59,228**	**830,800**
Weighted average exercise price	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

For Performance Rights issued in 2011 Performance Rights were priced using either a binomial or trinomial pricing model. There is no limitation on the life of the right. Expected volatility of each right is based on the historical share price for the approximate length of time for the expected life of the rights. It is assumed that the consolidated entity will not pay any dividends during the life of the option, and the risk free rate used in the pricing model is assumed to be the yield on ranging from 1 year to 10 year Government bonds. The exercise conditions are non-marketable and a discount for lack of marketability was applied to the pricing model.

For Performance Rights Issued in 2020 to 2023 Performance Rights were priced using either a Monte Carlo simulation pricing model for market conditions, or a Binomial Options Valuation pricing model for non-market conditions, taking into account factors specific to the Performance Rights Plan, such as the vesting period. For non-market conditions, the value of each performance right is multiplied by the number of performance rights expected to vest to arrive at a valuation. The performance rights expire the earlier of 7 years from date of grant of rights or at a pre-defined date. Expected volatility of each right is based on the historical share price for the approximate length of time for the expected life of the rights. The exercise conditions are non-marketable. For the Performance Rights issued on and after 24 December 2020, an illiquidity discount was applied to the pricing model.

Holdings Of All Issued Conditional Performance Rights – 2025

Performance Rights Series	Balance at Start of Year	Granted as Compensation	Exercised	Expired & Lapsed	Balance at End of Year	Performance Condition Met, not exercisable until end Vest Period	Performance Condition Not Met, not exercisable until end Vest Period
Issued 16/09/2011	29,082	-	-	(7,357)	21,725	-	21,725
Issued 05/05/2022	7,500	-	(6,250)	(1,250)	-	-	-
Issued 29/06/2023	229,750	-	-	(34,500)	195,250	58,627	136,623
Issued 15/04/2025		290,375	-	(7,525)	282,850		282,850
Total	**266,332**	**290,375**	**(6,250)**	**(50,632)**	**499,825**	**58,627**	**441,198**
Weighted average exercise price	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

For Performance Rights issued in 2011 Performance Rights were priced using either a binomial or trinomial pricing model. There is no limitation on the life of the right. Expected volatility of each right is based on the historical share price for the approximate length of time for the expected life of the rights. It is assumed that the consolidated entity will not pay any dividends during the life of the option, and the risk free rate used in the pricing model is assumed to be the yield on ranging from 1 year to 10 year Government bonds. The exercise conditions are non-marketable and a discount for lack of marketability was applied to the pricing model.

For Performance Rights Issued in 2020 to 2023 Performance Rights were priced using either a Monte Carlo simulation pricing model for market conditions, or a Binomial Options Valuation pricing model for non-market conditions, taking into account factors specific to the Performance Rights Plan, such as the vesting period. For non-market conditions, the value of each performance right is multiplied by the number of performance rights expected to vest to arrive at a valuation. The performance rights expire the earlier of 7 years from date of grant of rights or at a pre-defined date. Expected volatility of each right is based on the historical share price for the approximate length of time for the expected life of the rights. The exercise conditions are non-marketable. For the Performance Rights issued on and after 24 December 2020, an illiquidity discount was applied to the pricing model.

22. CLINUVEL PHARMACEUTICALS LTD

Parent Company Information

	CLINUVEL PHARMACEUTICALS LTD	
	2026	2025
	$	$
Assets		
Current assets	261,654,943	224,707,806
Non-current assets	39,222,096	52,200,423
Assets	**300,877,039**	**276,908,229**
Liabilities		
Current liabilities	8,903,754	16,361,656
Non-current liabilities	1,226,825	3,527,803
Total liabilities	**10,130,579**	**19,889,459**
Equity		
Issued equity	172,307,870	169,280,679
Share-based payments reserve	1,770,529	2,469,890
Retained earnings	116,668,061	85,268,201
Total equity	**290,746,460**	**257,018,770**
Financial performance		
Net income for the year	28,893,958	34,655,290
Total comprehensive income	**28,893,958**	**34,655,290**

a) Guarantees Entered Into By The Parent Entity

The parent entity provides certain financial guarantees to its subsidiaries. No liability is recognised in relation to this guarantee as the fair value of the guarantee is considered immaterial. These guarantees are related to the subsidiaries' abilities to meet their obligations to their employees.

The parent entity provides financial commitments for certain subsidiaries for the amount necessary to enable those entities to meet their obligations as and when they fall due.

b) Contingent Liability

The parent entity did not have any material contingent liabilities as at 30 June 2026 and 2025.

c) Contractual Commitments for the Acquisition of Property, Plant and Equipment

The parent entity did not have any material contractual commitments for the acquisition of property, plant and equipment as at 30 June 2026 and 2025.

23. Subsequent Events

There have not been any matters financial in nature, other than reference to the financial statements that has arisen since the end of the financial year that has affected or could significantly affect the operations of the consolidated entity, other than:

- On 20 July 2026, the Company completed an uplift of its Level I American Depositary Receipts to Level II American Depositary Shares by commencing trading (as CUVL) on the Nasdaq Stock Market in the U.S.
- On 27 August 2026, the Company announced it is considering listing of all of its ordinary shares on the Nasdaq Stock Market under a foreign entity and delisting its ordinary shares from the Australian Securities Exchange (ASX).
- On 27 August 2026, the Board of Directors declared a franked dividend of $0.05 per ordinary share.

24. Additional Company Information

CLINUVEL PHARMACEUTICALS LTD is a listed public company incorporated and operating in Australia.

The Registered office is:

Level 22, 535 Bourke Street

Melbourne VIC 3000

Ph: (03) 9660 4900

Consolidated Entity Disclosure Statement as at 30 June 2026

The Australian Government passed a Treasury Laws Amendment (Making Multinationals Pay Their Fair Share – Integrity and Transparency) Act 2024 such that the Corporations Act now requires Australian public companies to disclose the following information regarding each of its subsidiary entities in the annual financial reports for financial years commencing on or after 1 July 2024:

Name of Entity	Type of Entity	Trustee Partner or Participant in JV	% of Share Capital	Place of business/ Country of incorporation	Australian resident or foreign resident	Foreign jurisdiction(s) of foreign residents
Parent entity						
CLINUVEL PHARMACEUTICALS LTD	Body Corporate	-		Australia	Australia	Australia
Controlled entities		-				
CLINUVEL (UK) LTD	Body Corporate	-	100%	United Kingdom	Foreign	United Kingdom
CLINUVEL, INC.	Body Corporate	-	100%	United States of America	Foreign	United States of America
CLINUVEL AG	Body Corporate	-	100%	Switzerland	Foreign	Switzerland
CLINUVEL SINGAPORE PTE LTD	Body Corporate	-	100%	Singapore	Foreign	Singapore
VALLAURIX PTE LTD	Body Corporate	-	100%	Singapore	Foreign	Singapore
CLINUVEL EUROPE LIMITED	Body Corporate	-	100%	Ireland	Foreign	Ireland
VALLAURIX MC SARL	Body Corporate	-	100%	Monaco	Foreign	Monaco

Consolidated Entity Disclosure Statement – Basis of Preparation

Basis of Preparation

This Consolidated Entity Disclosure Statement (CEDS) has been prepared in accordance with the Corporations Act 2001 and includes required information for each entity that was part of the consolidated entity as at the end of the financial year.

Consolidated entity

This CEDS includes only those entities consolidated as at the end of the financial year in accordance with AASB 10 Consolidated Financial Statements (AASB 10).

Determination of Tax Residency

Section 295 (3A) of the Corporations Act 2001 defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgment as there are currently several different interpretations that could be adopted, and which could give rise to a different conclusion on residency.

In determining tax residency, the consolidated entity has applied the following interpretations:

- Australian tax residency
  The consolidated entity has applied current legislation and judicial precedent, including having regard to the Tax Commissioner's public guidance.
- Foreign tax residency
  Where necessary, the consolidated entity has used independent tax advisers in foreign jurisdictions to assist in its determination of tax residency to ensure applicable foreign tax legislation has been complied with.

Directors' Declaration

In the opinion of the Directors:

1) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:
   i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2026 and of its performance for the year ended on that date;
   ii) complying with Accounting Standards; and
   iii) complying with International Financial Reporting Standards as disclosed in Note 1.
2) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and
3) the audited remuneration disclosures set out in pages 95–125 of the Directors' Report comply with Section 300A of the Corporations Act 2001.
4) this declaration is made in accordance with a resolution of the Board of Directors. The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by Section 295A of the Corporations Act 2001.
5) The consolidated entity disclosure statement on page 157 is true and correct.

The Company was not party to any such proceedings during the year.



Dr Philippe Wolgen, MBA, MD
Director

Dated this 27th day of August, 2026



Grant Thornton

Grant Thornton Audit Pty Ltd
Level 22 Tower 5
Collins Square
727 Collins Street
Melbourne VIC 3008
GPO Box 4736
Melbourne VIC 3001

T +61 3 8320 2222

Independent Auditor's Report

To the Members of Clinuvel Pharmaceuticals Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Clinuvel Pharmaceuticals Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2026, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information, the consolidated entity disclosure statement and the directors' declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the *Corporations Act 2001*, including:

a giving a true and fair view of the Group's financial position as at 30 June 2026 and of its performance for the year ended on that date; and

b complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Report* section of our report. We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter
Revenue recognition – Note 19	
During the year ended 30 June 2026, the Group recognised revenue of $94,024,398 from the commercial sale and sales reimbursements under the special access scheme of SCENESSE implants in the United States and Europe, in accordance with AASB 15 *Revenue from Contracts with Customers*. Revenue is the most financially significant balance in the financial report and a key measure of the Group's performance. Financial targets linked to performance rights issued to key management personnel and employees are based on revenue and financial performance, which, together with the inherent risk associated with revenue recognition, gives rise to a heightened risk that revenue may be misstated. This area is a key audit matter due to the financial significance of revenue to the financial report, the heightened inherent risk arising from the linkage between revenue and performance-based remuneration and the resulting extent of audit effort involved.	Our procedures included: • Assessing the design and implementation of controls pertaining to the revenue and receivables processes; • Evaluating the Group's revenue recognition policy against the requirements of AASB 15, including inspecting key customer contracts and agreeing the key terms to the revenue recognition; • For a sample of revenue transactions, agreeing to sales invoices, purchase orders and proof of delivery documentation; • For a sample of transactions immediately pre and post year-end, agreeing to supporting evidence to assess whether revenue was recognised in the correct reporting period; and • Assessing the adequacy of the disclosures against the requirements of Australian Accounting Standards.
Share-based payments – Note 21	
During the year ended 30 June 2026, the Group granted new performance rights to key management personnel and employees. The newly granted performance rights, together with existing unvested performance rights, are subject to non-market vesting conditions. The Group recognised a share-based payment expense of $2,338,206 under AASB 2 *Share-based Payment*. The share-based payment expense is dependent on management's assessment of the probability and timing of achieving the relevant non-market performance conditions, and on the valuation of the rights issued, for which management engaged external valuation experts. As the vesting conditions are linked to revenue and financial performance targets, there is a heightened risk that the expense may be misstated in respect of its measurement and the period in which it is recognised. This area is a key audit matter due to the auditor judgement required in assessing management's valuation of the performance rights, including the assessment of probability and timing of vesting, and the heightened scrutiny arising from the linkage between the arrangements and key management personnel remuneration.	Our procedures included: *For both newly issued and existing performance rights:* • Assessing the design and implementation of relevant controls pertaining to the share-based payments process; • Evaluating management's assessment of the likelihood of meeting the performance conditions attached to the share-based payments; • Assessing the allocation of the share-based payment expense over the relevant vesting period; • Assessing whether performance rights cancelled or lapsed during the year have been correctly accounted for. *For performance rights issued during the current financial year:* • Reading the relevant agreements to understand the contractual nature of the share-based payment arrangements; • Assessing management's determination of the fair value of performance rights by: • evaluating the appropriateness of the valuation model used and assessing the valuation inputs;

- assessing the adequacy of the work of management's expert, including the competence, capability and objectivity of the expert;
- challenging the key assumptions of share price at grant date, volatility rate, dividend yield and time to expiry used in the valuation model; and
- recalculating the valuation of the performance rights.

- Assessing the disclosures against the requirements of Australian Accounting Standards.

Information other than the financial report and auditor's report thereon

The Directors are responsible for the other information. The other information comprises the information included in the Group's annual report for the year ended 30 June 2026 but does not include the financial report and our auditor's report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the financial report

The Directors of the Company are responsible for the preparation of:

a the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* (other than the consolidated entity disclosure statement); and

b the consolidated entity disclosure statement that is true and correct in accordance with the *Corporations Act 2001*, and

for such internal control as the Directors determine is necessary to enable the preparation of:

i. the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error; and

ii. the consolidated entity disclosure statement that is true and correct and is free of misstatement, whether due to fraud or error.

In preparing the financial report, the Directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/media/bwvjcgre/ar1_2024.pdf. This description forms part of our auditor's report.

Report on the remuneration report

Opinion on the remuneration report

We have audited the Remuneration Report included in pages 95 to 125 of the Directors' report for the year ended 30 June 2026.

In our opinion, the Remuneration Report of Clinuvel Pharmaceuticals Limited, for the year ended 30 June 2026 complies with section 300A of the *Corporations Act 2001*.

Responsibilities

The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Grant Thornton Audit Pty Ltd
Chartered Accountants

B A Mackenzie
Partner – Audit & Assurance

Melbourne, 27 August 2026

Shareholder Information

As at 13 August 2026



Additional information as at 13 August 2026 required by the Australian Securities Exchange not shown elsewhere in this report is as follows:

1. Shareholding

Distribution of shareholder numbers

Ordinary fully paid shares			
Category (size of holding)	**Total holders**	**Units**	**% Of issued capital**
1-1,000	4,772	1,472,942	2.92
1,001-5,000	1,329	3,145,359	6.24
5,001-10,000	225	1,679,922	3.33
10,001-100,000	220	5,245,926	10.40
100,001 & Over	24	38,883,749	77.11
Total	**6,570**	**50,427,898**	**100.00**

Shareholdings held in less than marketable parcels

Total	Minimum parcel size	Holders	Units
Minimum $500.00 parcel at $9.59 per unit	53	920	25,899

Substantial shareholdings

Name	No. Ordinary Shares & American Depositary Shares
JPMorgan Chase & Co and its affiliates[1]	3,524,439
The Bank of New York Mellon Corporation[2]	3,354,676
Dr Philippe Wolgen[3]	3,124,097
The Vanguard Group, Inc. and its controlled entities[4]	2,523,018
Ender 1 LLC[5]	2,340,824

1. As disclosed in substantial holder notice dated 11 November 2025.
2. As disclosed in substantial holder notice dated 10 April 2026.
3. As disclosed in Director's interest notice dated 27 November 2023. Actual shareholding on 13 August 2026 is 3,425,222.
4. As disclosed in substantial holder notice dated 13 August 2026.
5. As disclosed in substantial holder notice dated 16 September 2013. Actual shareholding on 13 August 2026 is 2,590,824.

Voting rights

The voting rights attaching to each class of equity securities are set out below:

Ordinary shares: Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Performance Rights: Performance Rights have no voting rights.

Largest shareholders

Position	Name	Number of ordinary fully paid shares held	% held of issued ordinary capital
1.	HSBC Custody Nominees (Australia) Limited	8,893,234	17.64
2.	BNP Paribas Nominees Pty Ltd (Clearstream)	5,790,491	11.48
3.	Citicorp Nominees Pty Limited	4,313,778	8.55
4.	BNP Paribas Nominees Pty Ltd	3,728,479	7.39
5.	Dr Philippe Jacques Wolgen	3,425,222	6.79
6.	J P Morgan Nominees Australia Pty Limited	3,178,879	6.30
7.	BNP Paribas Nominees Pty Ltd (IB AU Noms Retail Client)	2,726,251	5.41
8.	Ender 1 LLC	2,590,824	5.14
9.	HSBC Custody Nominees (Australia) Limited - A/C 2	936,521	1.86
10.	Emilino Group Pty Ltd (Emilino Super Fund A/C)	600,000	1.19
11.	BNP Paribas Nominees Pty Ltd (Agency Lending A/C)	495,663	0.98
12.	Dr Mark Edwin Badcock	264,255	0.52
13.	Mr Darren Michael Keamy	239,652	0.48
14.	Mr David William Trevorrow	229,600	0.46
15.	Dr Dennis Wright	200,312	0.40
16.	Mr David John Lewis	185,000	0.37
17.	Mr Trent Sheldon Redding	172,085	0.34
18.	Mr Lachlan James Hay	148,947	0.30
19.	Mr Simon John Bown	146,000	0.29
20.	Rusty Hammer Pty Ltd (Archipelago Holdings Super Fund A/C)	135,678	0.27
Totals: Top 20 holders of ordinary fully paid shares (total)		**38,400,871**	**76.15**
Total remaining holders balance		**12,027,027**	**23.85**

2. Company Secretary

The name of the Company Secretary is:
Claire Newstead-Sinclair

3. Registered Office

The principle registered office in Australia is:
Level 22, 535 Bourke Street
Melbourne, VIC 3000, Australia
Telephone: +61 3 9660 4900
Fax: +61 3 9660 4999
Email: mail@clinuvel.com
Website: https://www.clinuvel.com

4. Register Of Securities

Computershare Investor Services Pty Ltd
Yarra Falls, 453 Johnston St, Abbotsford,
VIC 3067, Australia
Telephone: +61 3 9415 4000

5. Australian Securities Exchange Limited

Quotation has been granted for all the ordinary shares on all Member Exchanges of the Australian Securities Exchange Limited (ASX):
ASX: CUV

The Company's shares are also traded on:

* Börse Frankfurt, Germany, under the code UR9; and
* Since 20 July 2026, as a Level II, American Depositary Share (ADS), under the code CUVL on the Nasdaq Stock Market, U.S.A. Each ADS of the Company is equivalent to one ordinary share of the Company, as traded on the ASX. The Bank of New York Mellon is the depositary bank. Prior to this date, traded on the Over-the-Counter Market, U.S.A., as a Level I, American Depositary Receipt (ADR), under the code CLVLY.

6. Restricted Securities

Restricted securities on issue at 30 June, 2026: Nil.

7. Directory

Non-Executive Chair
Prof Jeffrey Rosenfeld

Non-Executive Directors
Dr Karen Agersborg
Susan Smith
Matthew Pringle
Dr Pearl Grimes
Guy van Dievoet

Managing Director and Chief Executive Officer
Dr Philippe Wolgen

Chief Operating Officer
Lachlan Hay

Chief Scientific Officer
Dr Dennis Wright

Chief Financial Officer
Peter Vaughan

Auditor
Grant Thornton Audit Pty Ltd
Collins Square, Tower 5, Level 22,
727 Collins Street, Melbourne,
VIC 3008, Australia

Bankers
National Australia Bank (NAB)
Western Branch, 460 Collins St,
Melbourne, VIC 3000, Australia

J. P. Morgan Chase & Co. (JPM)
85 Castlereagh Street, Sydney,
NSW 2000, Australia

Legal Counsel
Arnold Bloch Leibler
Level 21, 333 Collins St, Melbourne,
VIC 3000, Australia

Sidley Austin LLP
Woolgate Exchange, 25 Basinghall Street,
London, EC2V 5HA, United Kingdom

IP Lawyer
Dipl.-Ing Peter Farago
Baadestr 3, Munich 80, Germany

Market Performance

ASX: CUV – Share Price (A$)


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ASX: CUV – Daily Trading Volume (No.)


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Glossary

Alpha-melanocyte stimulating hormone (α-MSH)
A peptide hormone which activates and stimulates the production and release of (eu)melanin in the skin (melanogenesis), with strong anti-oxidative properties.

Dermatocosmetics (PhotoCosmetics)
Specially formulated products designed to assist skin health with a focus on anti-ageing, and repair and regeneration of the skin. PhotoCosmetics combine a dermatological action to treat the skin and a cosmetic action to cleanse, moisturise, and alter the appearance of an individual's skin.

European Medicines Agency (EMA)
The decentralised body of the European Union regulating medical drugs and devices.

Eumelanin
A black or brown pigment mainly concerned with the protection of the skin by absorbing incoming UV radiation. This protective ability warrants melanin to be termed a photoprotectant (a substance capable of providing protection against radiation from the sun). α-MSH acts specifically to stimulate (eu)melanin synthesis.

Food and Drug Administration (FDA)
The U.S.A.'s regulatory agency for food, tobacco, medicines, and medical devices.

High Energy Visible (HEV) light
A particularly high-frequency, high-energy light in the blue/violet band, ranging from 400 nm to 480 nm in the visible light spectrum. HEV generates oxidative stress, accelerates skin ageing and increases hyperpigmentation.

Melanin
The dark pigment synthesised by melanocytes; responsible for skin pigmentation.

Melanocortins
Melanocortins are a group of peptide hormones, consisting of adrenocorticotropin hormone (ACTH), α-melanocyte stimulating hormone (α-MSH), beta-melanocyte-stimulating hormone (β-MSH), and gamma-melanocyte-stimulating hormone (ɣ-MSH) which are derived from proopiomelanocortin (POMC) in the pituitary gland.

Melanocortin receptors
Melanocortins exert their effects by binding to and activating melanocortin receptors, a family of five (MC1R to MC5R) seven-transmembrane g-protein coupled receptors (GPCRS) that affect different body functions. The receptors are widespread throughout the body, exhibiting myriad ligand affinities, tissue and cell distribution, and downstream effects.

Melanogenesis
The process whereby melanin is produced in the body.

Narrowband ultraviolet B (NB-UVB) phototherapy
Therapy which utilises an ultraviolet B light source to activate melanin in vitiliginous lesions of the skin.

Phase I
The first trials of a new drug candidate in humans, phase I trials are designed to evaluate how a new drug candidate should be administered, to identify the highest tolerable dose and to evaluate the way the body absorbs, metabolises and eliminates the drug.

Phase II
A phase II trial is designed to continue to test the safety of the drug candidate, and begins to evaluate whether, and how well, the new drug candidate works (efficacy). Phase II trials often involve larger numbers of patients.

Phase IIb/Phase III
Advanced-stage clinical trials that should conclusively demonstrate how well a therapy based on a drug candidate works. Phase III trials can be longer and typically much larger than phase II trials, and frequently involve multiple test sites. The goal is statistically determining whether a therapy clinically improves the health and well-being of patients undergoing treatment while remaining safe and well-tolerated.

Pharmacodynamics
The study of the time course of a drug's actions in the body.

Pharmacokinetics
The part of pharmacology that studies the release and availability of a molecule and drug in the human body.

PhotoCosmetics
CLINUVEL's product range of dermatocosmetics.

Photodermatoses
Photodermatoses are a variety of skin conditions that develop as a result of exposure to ultraviolet radiation or visible light.

Photoprotection
Protection from light and ultraviolet radiation. Melanin provides natural photoprotection to skin, whilst sunscreens provide artificial photoprotection.

Subcutaneous
Underneath the skin.

Sustained release/controlled-release
Process whereby a drug is released from a formulation over a period of time.

Therapeutic Goods Administration (TGA)
Australia's regulatory agency for medicinal products and devices.

Ultraviolet (UV) radiation
Part of the electromagnetic spectrum at wavelengths below 400 nanometers, also called the invisible portion of light. There are three sub-types of UV: UVC <280 nm; UVB 280–320 nm; UVA 320–400 nm.







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